719


08002643

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tencent Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2008
THOMSON REUTERS

FILE NO. 82- 34792 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dee

DAT : 5/19/08

Tencent 腾讯

Tencent Holdings Limited

Incorporated in the Cayman Islands with limited liability

騰訊控股有限公司

於開曼群島註冊成立的有限公司

(Stock Code 股份代號：700)

腾讯网
QQ.com

smart communication inspires

智慧溝通 靈感無限

ANNUAL REPORT
2007 年報


2008你的网络主场


腾讯网
QQ.com

CONTENTS

DIRECTORS

Executive Directors

Ma Huateng *(Chairman)*
Lau Chi Ping Martin *(Appointed on 21 March 2007)*
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng
Iain Ferguson Bruce
Ian Charles Stone

AUDIT COMMITTEE

Iain Ferguson Bruce *(Chairman)*
Ian Charles Stone
Charles St Leger Searle

REMUNERATION COMMITTEE

Antonie Andries Roux *(Chairman)*
Li Dong Sheng
Ian Charles Stone

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman KY 1-1111, Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

5th to 10th Floors
FIYTA Hi-tech Building
Gaoxinnanyi Avenue
Southern District of Hi-tech Park
Shenzhen, 518057
The PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 3002, 30th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Fund Services (Cayman) Limited
Butterfield House
68 Fort Street, P.O. Box 705, George Town
Grand Cayman, Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

WEBSITE

www.tencent.com

STOCK CODE

700

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended 31 December				
	2003	2004 (Restated)	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Revenues	734,957	1,143,533	1,426,395	2,800,441	3,820,923
Gross profit	505,409	725,408	956,526	1,983,379	2,703,366
Profit before income tax	338,209	463,653	437,055	1,116,771	1,534,503
Profit for the year	322,196	441,119	485,362	1,063,800	1,568,008
Profit attributable to equity holders of the Company	322,196	441,119	485,362	1,063,800	1,566,020

CONDENSED CONSOLIDATED BALANCE SHEETS

	As at 31 December				
	2003	2004	2005	2006	2007
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Assets					
Non-current assets	91,139	309,454	763,495	916,138	2,149,872
Current assets	484,577	2,553,867	2,663,627	3,734,434	4,835,132
Total assets	575,716	2,863,321	3,427,122	4,650,572	6,985,004
Equity and liabilities					
Equity attributable to the Company's equity holders	471,957	2,652,238	2,928,413	3,717,756	5,183,813
Minority interest in equity	–	–	–	–	91,630
Total equity	471,957	2,652,238	2,948,413	3,717,756	5,275,443
Non-current liabilities	988	–	810	64,969	59,944
Current liabilities	102,771	211,083	497,899	867,847	1,649,617
Total liabilities	103,759	211,083	498,709	932,816	1,709,561
Total equity and liabilities	575,716	2,863,321	3,427,122	4,650,572	6,985,004



Ma Huateng
Chairman

I am pleased to present our annual report for the year ended 31 December 2007 to the shareholders.

OPERATING RESULTS

Total revenues for the year ended 31 December 2007 increased by 36.4% to RMB3,820.9 million, compared with the same period last year. Revenues from our Internet value-added services increased by 37.7% to RMB 2,513.7 million, revenues from our mobile and telecommunications value-added services increased by 15.4% to RMB807.6 million and revenues from online advertising increased by 84.9% to RMB493.0 million.

The Group's audited profit attributable to equity holders of the Company for the year ended 31 December 2007 was RMB1,566.0 million, an increase of 47.2% compared with the results for the year ended 31 December 2006. Basic and diluted earnings per share for the year ended 31 December 2007 were RMB0.880 and RMB0.853 respectively.

BUSINESS REVIEW AND OUTLOOK

2007 was an exciting year for the Internet industry in China. During 2007, the number of Internet users in China exceeded 200 million for the first time, reaching 210 million by the end of 2007, according to China Internet Network Information Center. This represented a year-on-year growth rate of 53%, compared to 23% in the year of 2006. Despite the increased user base, growth rate in Internet users has actually accelerated as opposed to decelerated, reflecting the vibrant underlying trend in the industry. In addition to growth in Internet users, we believe Internet has increasingly become a part of everyday life for Chinese people. The widespread availability of broadband connections has given rise to a multitude of broadband applications that allow people to stay connected with each other, to get entertained, and to get access to information. In the area of online communication and communities, social networking, an Internet service that allows users to share their profiles, diaries, photos and other information with their network of friends, has become very popular, supplementing traditional communication services such as instant messaging and email. In the area of online entertainment, online games have seen another year of strong growth, with the number of online game players in China growing 23% from last year to reach 40 million in 2007, according to the General Administration of Press and Publication of the People's Republic of China. Online games have increasingly become a mainstream entertainment for young people in China. User demand for online music and online video has also increased significantly, although lack of proper regulations for intellectual property continued to be the main constraints for sustainable growth in the industry. In the area of providing useful information to users, portals continued to gain traction as a media for people to get access to news and other organized content, while search has also grown as a means for people to get access to unorganized information. During the year of 2007, e-commerce has also started to emerge as a mainstream Internet application as e-commerce enabling infrastructure, such as supplier network, online payment and logistics in China, keeps improving.

At Tencent, we believe Internet technology and applications can significantly improve the quality of human life. Since 2005, we have been implementing our "Online Lifestyle" strategy which strives to utilize our online platforms and applications to cater to four basic needs of our users — communication and community, entertainment, information and e-commerce. We believe by providing an integrated suite of services, we can deliver increased levels of convenience, data integration and data sharing that individual services cannot provide on a stand-alone basis. While our services in certain areas, such as e-commerce, remained at a nascent stage of development, we have made significant progress in 2007 in many areas of our "Online Lifestyle" strategy which will be described in later sections.

As an emerging industry, Internet presents many challenges along with the opportunities. During the past year, we continued to face a challenging security environment with criminals spreading Trojan horses and viruses aimed at stealing users' various account information. As the largest registered Internet service provider in China, our services were their primary target. Although the account security for our users has improved significantly since we introduced an all-out battle against account theft in 2006, the struggle is ongoing. In addition to account security, we also faced an increasingly competitive environment with competitive pressure coming from integrated Internet companies expanding their scope of business as well as specialized companies competing in specific industry segments that we operated in. To stay competitive, we continued to invest in research and development in order to improve the quality of our existing products, as well as to develop new features and new products to cater to the changing needs of our users. We also placed tremendous focus on building a stronger organization that can attract, develop and retain the best engineering and business talents. By focusing on our users and our people, and taking a long-term approach in building our business franchises, we believe we can capitalize on the long-term growth potential in the Internet industry.

In 2007, our diversified business portfolio once again delivered solid results as a whole, although different business lines fluctuated at different times. During the year, our Internet value-added service ("IVAS") business, particularly non-game IVAS, and online advertising business grew strongly. On the other hand, our wireless business faced a depressive industry environment as operators and regulators stepped up restrictions on the service providers. We were able to register a modest growth amid a contraction of the entire industry as we strengthened our execution and enhanced value to users through bundling of our various products and services. For the fourth quarter of 2007, we experienced negative seasonality in our non-game IVAS business while our online game business grew, driven by new features in our games, growth in newly launched games, and consolidation of an affiliate game studio which we increased our stake to control position during the quarter. Both of our online advertising business and wireless value-added service business registered solid growth during the quarter. As we step into the first quarter of 2008, we expect to see a more favorable seasonality for our IVAS business as a result of winter break for students and the Chinese New Year holidays. On the other hand, our online advertising business will experience a slow season as advertising activities are generally dampened around the Chinese New Year holidays. For 2008, our financial results will generally be subject to higher staff costs as we strive to retain, reward and attract the best talents, higher tax rate as a result of tax reform, and higher foreign exchange losses as US dollar continued its depreciation against the Renminbi.

In our core IM platform, we have focused our efforts in 2007 to improve account security, enhance performance of the service, and introduce new functionalities. We have also improved the integration of our IM service with other Internet services that we provide, including email, social networking and e-commerce. As a result of our efforts, user security has improved significantly during 2007 and both active user accounts and peak concurrent users ("PCU") for our IM service grew during the year. On the other hand, we anticipate renewed challenges on account security as criminals upgrade their technology. We also expect to see more intensive competition in the IM space as specialized IM services catering to specialized applications, such as VOIP and e-commerce, gain traction, and as new entrants enter into the market. We plan to continue strengthening our account security team, account protection system, and user education on account security. We also plan to improve the architecture of our IM services such that users can customize the IM services to fit their different tastes and needs more easily.

In 2007, our portal QQ.com solidified its position as the most visited portal in China. To build its brand recognition, we have focused on improving the quality of the portal and investing in branding initiatives. In addition to strengthening our editor team, we signed up as the exclusive Internet partner to many major events during the year, such as the Boao Forum and the World Economic Forum (Summer Summit in Dalian), and as the official supporter for FIFA Women's World Cup during the year. We also invested in a branding campaign that involved display of our brand in major cities and major business publications. In 2008, we will continue to improve the day-to-day quality of our portal. We will also provide extensive and differentiated coverage of the Beijing Olympics, as well as invest in sponsoring major events and branding program to further build recognition of QQ.com as a mainstream and influential media.

In our non-game IVAS, a major achievement for us in 2007 was the development of Qzone into a very significant social networking platform with more than 105 million active users by the end of the year. In addition to contributing substantial revenue growth, Qzone complements QQ's ability to facilitate communications and sharing among our users. In view of the strategic value of Qzone, we plan to pace the monetization of Qzone such that there is a balance between paying users and non-paying users. We will also continue to improve the basic performance of Qzone service and introduce differentiated applications on top of the Qzone platform to cater to different social networking needs of our users. For example, we are developing an application that will allow students to better network with each other in the school environment. During 2007, Premium QQ registered strong organic growth as a result of our bundling strategy in which we kept adding functionalities and privileges to its subscribers to increase loyalty. In 2008, we plan to build on this success and continue to develop new functionalities as well as expand its privileges through working with external partners who want to get access to our Premium QQ users as a means to market their own products and services. QQ Pet was also a contributor to our revenue growth in 2007. During the year, we test introduced a new pet, the Piggy, with mixed results because it was difficult for users to keep two pets running at the same time. In 2008, we plan to upgrade the system to accommodate a multi-pet setting for users more smoothly. We continue to view QQ Pet as an innovative product that requires much experimenting. QQ Show was the only major identities product that experienced decline in 2007. During 2007, we embarked on a comprehensive initiative to revamp the product as it had grown old after being introduced for 4 years. During the year, we have upgraded the technology platform from GIF to Flash, which will allow us to develop richer and more interactive features for QQ Show in 2008. During the fourth quarter, our online identities business was negatively impacted by unfavorable seasonality compared to the school holiday season in the third quarter. We expect to see more favorable seasonality in the first quarter of 2008.

In our online game business, 2007 was a year of foundation building. During the year, we focused on three areas: 1. building our user platform and exploring different ways to leverage our platform to promote new games; 2. strengthening our internal research and development capability; and 3. building partnership with high quality game studios to publish their games on our platform. We have made progress in all three areas. Our QQ Game platform saw its PCU growing 40% to reach 3.8 million by the end of 2007. We believe our user platform allows users to learn about, test play and pay for a game very easily and facilitates the spread of the game through community effect, which constitutes the most significant differentiation of our game business from pure-play companies. Our ability to leverage this platform effect was demonstrated in the successful launch of QQ SanGuo, a self-developed MMOG, and QQ Huaxia, an MMOG we co-launched with our investee company. In addition to the success of QQ SanGuo, the progress in our internal research and development capability was further demonstrated in our successful launch of QQ Speed during the first quarter of 2008, a self-developed car racing game, which exceeded 400,000 PCU in March. During 2007, we have also secured supply of a number of new titles through partnership with other studios, including the acquisition of a majority stake in Shenzhen Domain Computer Network Company Limited, the licensing of Dungeon and Fighter, a highly anticipated game, from Neople and Samsung, the licensing of Cross Fire from Neowiz, among others. In 2008, we plan to launch three additional MMOGs and three additional advanced casual games licensed from our partners or produced by our investee companies. Although licensed games carry lower margin and investing in game studios at nascent stage carries relatively high risks, we believe they are important means through which we can broaden our access to high quality games and creative talent in the very competitive online game industry.

Our wireless business endured a challenging year in 2007 as the entire industry faced a slump due to increased regulatory restrictions from operators and regulators. While the restrictions were intended to clean up improper activities in the industry, all service providers were negatively impacted to certain extent. Despite the depressive industry environment, we were able to achieve modest growth in our business by building stronger cooperative relationship with operators, leveraging our strong execution capability and bundling various services and features to increase value and stickiness of our services. In particular, we were able to transition our Mobile QQ onto China Mobile's Fetion platform by introducing Fetion QQ in a relatively smooth process. In the area of wireless Internet, traffic in our wireless WAP portal grew significantly during the year, benefiting from higher penetration of 2.5G mobile subscribers. In 2008, we expect the industry environment for wireless value-added services to remain uncertain due to potential regulatory policies, and the cannibalization of free WAP services. In view of this, we will continue to improve our products and services to provide more features and value to subscribers while at the same time further enhance the content of our free WAP portal to attract more users to use our portal as their gateway to wireless Internet.

We achieved above-industry growth in our online advertising business in 2007, as our increasingly more professional team were able to leverage our leading and diversified Internet platforms to generate more sales to existing customers as well as develop new customers. Our advertising business also benefited from the QQ.com branding campaign we launched during the year, which increased the recognition of our various Internet platforms among advertisers. In terms of customer categories, while we continued to build on our success in online game, food and beverage, and apparel industries, we also focused on building inroads into consumer electronics and automobile industries. For 2008, we continue to see favorable industry trend as number of Internet users grows and Internet average usage time for users increases. We believe the growth of the online advertising industry can be further catalyzed if the effectiveness of online advertising can be better quantified and further improved. Hence we launched Tencent MIND (Measurability, Interactivity, Navigation and Differentiation) as a new framework to improve the effectiveness of online advertising for our advertisers. By working closely with our customers, leveraging our diversified Internet platforms, and utilizing new advertising technologies, we hope to bring tangible benefits envisioned in Tencent MIND to our advertisers. Although the first quarter of 2008 will be weak season for advertising, we anticipate our online advertising revenue will rebound in the second quarter.

DIVIDEND

The Board has recommended the payment of a final dividend of HKD0.16 per share for the year ended 31 December 2007 (2006: HKD0.12). The dividend will be payable on 28 May 2008 to shareholders whose names appear on the Register of Members of the Company on 14 May 2008.

APPRECIATION

I would like to extend my deepest gratitude, on behalf of the Board, to all our employees for their efforts, dedication and commitment; and to our shareholders for their continuous support and confidence in our Group.

Ma Huateng
Chairman

Hong Kong, 19 March 2008

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 December 2007	For the 15-day period ended 30 September 2007	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	**741.7**	715.3	3.69%
Active user accounts (at end of period)	**300.2**	288.7	3.98%
Peak simultaneous online user accounts (for the quarter)	**36.1**	32.6	10.74%
Average daily user hours	**496.6**	449.1	10.58%
Average daily messages[(1)]	**3,727.5**	3,842.9	(3.00)%
Fee-based Internet value-added services registered subscriptions (at end of period)	**17.6**	17.7	(0.56)%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[(2)]	**10.9**	10.3	5.83%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.



Registered IM user accounts, active user accounts, peak simultaneous online user accounts and average daily user hours increased in the fourth quarter of 2007 as a result of our continuing organic growth, together with enhancements in our service features and functions. In the fourth quarter of 2007, we recorded a decrease in our average daily messages due mainly to the negative seasonal impact of end-of-semester examinations affecting usage among students, who are typically the most active users of our IM services. Fee-based Internet value-added services registered subscriptions recorded a slight decrease as subscriptions for QQ Show decreased as it reached a comparatively mature stage, and subscriptions for Qzone and QQ Pet, were adversely affected by seasonal factors. These decreases were partially offset by an increase in subscriptions for our Premium QQ services. Fee-based registered subscriptions for our mobile and telecommunications value-added services increased as a result of more effective promotional activities undertaken by us.


QQ医生

FINANCIAL PERFORMANCE HIGHLIGHTS

Year Ended 31 December 2007

Our consolidated revenues for the year ended 31 December 2007 were RMB3,820.9 million, an increase of 36.4% from the year ended 31 December 2006.

Revenues from our Internet value-added services for the year ended 31 December 2007 were RMB2,513.7 million, an increase of 37.7% from the year ended 31 December 2006.

Revenues from our mobile and telecommunications value-added services for the year ended 31 December 2007 were RMB807.6 million, an increase of 15.4% from the year ended 31 December 2006.

Revenues from online advertising for the year ended 31 December 2007 were RMB493.0 million, an increase of 84.9% from the year ended 31 December 2006.

Cost of revenues for the year ended 31 December 2007 were RMB1,117.6 million, an increase of 36.8% from the year ended 31 December 2006.

Other gains, net for the year ended 31 December 2007 were RMB69.2 million, a decrease of 16.8% from the year ended 31 December 2006.

Selling and marketing expenses for the year ended 31 December 2007 were RMB297.4 million, an increase of 1.4% from the year ended 31 December 2006.

General and administrative expenses for the year ended 31 December 2007 were RMB840.1 million, an increase of 37.7% from the year ended 31 December 2006.

Operating profit for the year ended 31 December 2007 was RMB1,635.0 million, representing an increase of 40.6% over the year ended 31 December 2006. As a percentage of revenues, operating profit accounted for 42.8% for the year ended 31 December 2007, compared to 41.5% for the year ended 31 December 2006.

Profit for the year ended 31 December 2007 was RMB1,568.0 million, representing an increase of 47.4% from the year ended 31 December 2006. As a percentage of revenues, profit for the period accounted for 41.0% for the year ended 31 December 2007, compared to 38.0% for the year ended 31 December 2006.

Profit attributable to equity holders of the Company for the year ended 31 December 2007 was RMB1,566.0 million, representing an increase of 47.2% from the year ended 31 December 2006.


拍拍


QQ邮箱
mail.qq.com


财付通

Fourth Quarter of 2007

Our unaudited consolidated revenues for the fourth quarter of 2007 were RMB1,122.2 million, an increase of 57.3% over the same period in 2006 and an increase of 6.1% from the third quarter of 2007.

Revenues from our Internet value-added services for the fourth quarter of 2007 were RMB748.0 million, an increase of 71.3% over the same period in 2006 and an increase of 4.2% from the third quarter of 2007.

Revenues from our mobile and telecommunications value-added services for the fourth quarter of 2007 were RMB211.6 million, an increase of 9.6% over the same period in 2006 and an increase of 9.4% from the third quarter of 2007.

Revenues from online advertising for the fourth quarter of 2007 were RMB159.7 million, an increase of 95.9% over the same period in 2006 and an increase of 10.4% from the third quarter of 2007.

Cost of revenues for the fourth quarter of 2007 were RMB318.9 million, an increase of 36.5% over the same period in 2006 and an increase of 8.1% from the third quarter of 2007.

Other gains, net for the fourth quarter of 2007 were RMB6.9 million, a decrease of 62.7% over the same period of 2006 and an increase of 36.1% from the third quarter of 2007.

Selling and marketing expenses for the fourth quarter of 2007 were RMB78.3 million, an increase of 6.7% over the same period in 2006 and an increase of 0.4% from the third quarter of 2007.

General and administrative expenses for the fourth quarter of 2007 were RMB256.9 million, an increase of 42.5% over the same period in 2006 and an increase of 17.2% from the third quarter of 2007.

Operating profit for the fourth quarter of 2007 was RMB475.0 million, representing an increase of 94.5% over the same period in 2006 and an increase of 1.0% from the third quarter of 2007. As a percentage of revenues, operating profit accounted for 42.3% for the fourth quarter of 2007, compared to 34.2% for the same period of 2006 and 44.5% for the third quarter of 2007.

Profit for the fourth quarter of 2007 was RMB517.0 million, representing an increase of 96.1% over the same period in 2006 and an increase of 21.3% from the third quarter of 2007. As a percentage of revenues, profit for the period accounted for 46.1% for the fourth quarter of 2007, compared to 37.0% for the same period of 2006 and 40.3% for the third quarter of 2007.

Profit attributable to equity holders of the Company for this quarter was RMB515.0 million, an increase of 95.3% over the same period in 2006 and an increase of 20.8% from the third quarter of 2007.


QQ直播
tv.qq.com





Fourth Quarter of 2007 Compared to Third Quarter of 2007

The following table sets forth the comparative figures for the fourth quarter of 2007 and the third quarter of 2007:

	Unaudited Three months ended	
	31 December 2007	30 September 2007
	(RMB in thousands)	
Revenues	**1,122,220**	1,057,626
Cost of revenues	**(318,885)**	(295,112)
Gross profit	**803,335**	762,514
Other gains, net	**6,851**	5,033
Selling and marketing expenses	**(78,320)**	(78,039)
General and administrative expenses	**(256,884)**	(219,235)
Operating profit	**474,982**	470,273
Finance costs	**(58,860)**	(12,137)
Share of loss of a jointly controlled entity	**(317)**	(14)
Profit before income tax	**415,805**	458,122
Income tax benefit / (expense)	**101,239**	(31,813)
Profit for the period	**517,044**	426,309
Attributable to:		
Equity holders of the Company	**514,964**	426,401
Minority interest	**2,080**	(92)

Revenues. Revenues increased by 6.1% to RMB1,122.2 million for the fourth quarter of 2007 from RMB1,057.6 million for the third quarter of 2007. The following table sets forth our revenues by line of business for the fourth quarter of 2007 and the third quarter of 2007:


QQ音乐
music.qq.com

	Three months ended			
	31 December 2007		30 September 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**747,988**	**66.6%**	717,718	67.9%
Mobile and telecommunications value-added services	**211,584**	**18.9%**	193,481	18.3%
Online advertising	**159,708**	**14.2%**	144,643	13.6%
Others	**2,940**	**0.3%**	1,784	0.2%
Total revenues	**1,122,220**	**100.0%**	1,057,626	100.0%

Although the fourth quarter in general is adversely affected by seasonal factors, revenues from our Internet value-added services grew by 4.2% to RMB748.0 million for the fourth quarter of 2007 from RMB717.7 million for the third quarter of 2007. Revenues from our online identity and community business, particularly QQ Pet and QQ Show, decreased. The decrease in revenues from QQ Pet was mainly due to seasonal factors, while revenues from QQ Show decreased as the service reached a comparatively mature stage in addition to seasonal factors. However, such decrease was offset by an increase in revenues from Premium QQ as we continued to enhance user loyalty through bundling more functionalities. Revenues from online games increased by 22.2% to RMB281.7 million for the fourth quarter of 2007 from RMB230.6 million for the third quarter of 2007 due in particular to the growing popularity of games, such as QQ Game, QQ SanGuo and QQ Huaxia, and the launch in the fourth quarter of a free-to-play, itemized-charge version of QQ Fantasy to supplement the time-charge version. In addition, we exercised our pre-negotiated right to acquire a majority stake in an investee company that co-launched QQ Huaxia with us and began to consolidate 100% of the revenues from QQ Huaxia as well as other revenues attributable to the investee company in our consolidated financial results starting from late November 2007, as opposed to recognizing only the shared portion of revenues from QQ Huaxia prior to the acquisition.


Qzone

Revenues from our mobile and telecommunications value-added services increased by 9.4% to RMB211.6 million for the fourth quarter of 2007 from RMB193.5 million for the third quarter of 2007. This increase mainly resulted from our successful marketing, aimed at both promoting new bundled services and retaining existing users. As a result of these marketing activities, revenues from communication-based SMS services grew, despite a migration of some users to a new technical platform.


手机腾讯网
3G.QQ.com

Revenues from online advertising increased by 10.4% to RMB159.7 million for the fourth quarter of 2007 from RMB144.6 million for the third quarter of 2007. The increase was mainly attributable to the improved recognition by customers of our brand as an effective advertising platform.

Cost of revenues. Cost of revenues increased by 8.1% to RMB318.9 million for the fourth quarter of 2007 from RMB295.1 million for the third quarter of 2007. The increase principally reflected increased bandwidth and server custody fees, increased telecommunications operators' revenue share, higher staff costs as our business volume expanded and an increased amount of sales commissions paid to advertising agencies. As a percentage of revenues, cost of revenues increased slightly to 28.4% for the fourth quarter of 2007 from 27.9% for the third quarter of 2007. The following table sets forth our cost of revenues by line of business for the fourth quarter of 2007 and the third quarter of 2007:

	Three months ended			
	31 December 2007		30 September 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**187,342**	**25.0%**	171,860	23.9%
Mobile and telecommunications value-added services	**79,803**	**37.7%**	76,544	39.6%
Online advertising	**42,218**	**26.4%**	38,848	26.9%
Others	**9,522**	**323.9%**	7,860	440.6%
Total cost of revenues	**318,885**		295,112	

Cost of revenues for our Internet value-added services increased by 9.0% to RMB187.3 million for the fourth quarter of 2007 from RMB171.9 million for the third quarter of 2007. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased as a result of our business growth and as we continued to increase bandwidth and storage intensive services. In addition, telecommunications operators' revenue share and staff costs increased as we expanded our business volume.

Cost of revenues for our mobile and telecommunications value-added services increased by 4.3% to RMB79.8 million for the fourth quarter of 2007 from RMB76.5 million for the third quarter of 2007. The cost of revenues increased mainly as a result of the increase in telecommunications operators' revenue share resulting from the increase in our business volume.

Cost of revenues for our online advertising increased by 8.7% to RMB42.2 million for the fourth quarter of 2007 from RMB38.8 million for the third quarter of 2007. The increase mainly reflected an increased amount of sales commissions paid to advertising agencies as the volume of our advertising business grew.


FREEFANTASY

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments, government subsidies received and impairment charges. We recorded other gains of RMB6.9 million for the fourth quarter of 2007 compared to RMB5.0 million for the third quarter of 2007, an increase of 36.1%. The increase mainly reflected increases in fair value gains on financial instruments, interest income and government subsidies. These increases were partially offset by net losses of RMB32.3 million relating to an acquisition completed in early 2006, consisting of impairment charges with respect to intangible assets partially offset by gains recognized from the revision of relating earn-out consideration, and an impairment charge of RMB23.8 million with respect to an investment in a nascent game company.

Selling and marketing expenses. Selling and marketing expenses increased slightly by 0.4% to RMB78.3 million for the fourth quarter of 2007 from RMB78.0 million for the third quarter of 2007. As a percentage of revenues, selling and marketing expenses decreased to 7.0% in the fourth quarter of 2007 from 7.4% in the third quarter of 2007 as we spread the expenses over a larger revenue base.

General and administrative expenses. General and administrative expenses increased by 17.2% to RMB256.9 million for the fourth quarter of 2007 from RMB219.2 million for the third quarter of 2007. The increase was mainly due to the continuing expansion of our strategic research and development staff as we focused on the enhancement of our various products and services, including IM functionalities and online games, and as we increased our longer term research activities which focus on further enhancing our technological platform so that we may be able to capitalize on future innovations in technology. The increase was also attributable to the increased staff expenses as the scope and scale of our business increased and increased amortization expenses of intangible assets following the acquisition of several subsidiaries. As a percentage of revenues, general and administrative expenses increased to 22.9% in the fourth quarter of 2007 from 20.7% in the third quarter of 2007.

Finance costs. Finance costs during the reported periods mainly represented foreign exchange losses. We recorded a significant increase in finance costs of RMB58.9 million for the fourth quarter of 2007 compared to RMB12.1 million for the third quarter of 2007. The increase in finance costs recorded was mainly due to the foreign exchange losses as the Renminbi appreciated against the US dollar, particularly because we held a larger amount of US dollar-denominated attributable to the amount of intra-group dividends remitted by our PRC subsidiaries to our offshore subsidiaries, which amount was increased in order to reduce the possible withholding tax that would be levied on dividends paid in 2008 or later upon the implementation of the new enterprise income tax regulations.



Income tax benefit/(expense). We recorded income tax benefit of RMB101.2 million for the fourth quarter of 2007 compared to income tax expense of RMB31.8 million for the third quarter of 2007. The higher income tax benefit was mainly due to the higher deferred tax assets of RMB146.4 million recorded in the fourth quarter of 2007 as the volume of intra-group sales of self-developed software and technology increased and the applicable tax rates became higher under the new PRC enterprise income tax regulations that will become effective in 2008, while deferred tax assets in the third quarter of 2007 was RMB24.0 million. Pursuant to this new tax regulations and subsequent circular issued, companies will be subject to a higher rate up to 25% with certain transitional arrangements for companies established before 16 March 2007.



Profit for the period. As a result of the factors discussed above, profit for the period increased by 21.3% to RMB517.0 million for the fourth quarter of 2007 from RMB426.3 million for the third quarter of 2007. Net margin was 46.1% for the fourth quarter of 2007 compared to 40.3% for the third quarter of 2007.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 20.8% to RMB515.0 million for this quarter from RMB426.4 million for the third quarter of 2007.

Year Ended 31 December 2007

The following table sets forth the comparative figures for the year ended 31 December 2007 and the year ended 31 December 2006:

	Year ended 31 December	
	2007	2006
	(RMB in thousands)	
Revenues	**3,820,923**	2,800,441
Cost of revenues	**(1,117,557)**	(817,062)
Gross profit	**2,703,366**	1,983,379
Other gains, net	**69,212**	83,195
Selling and marketing expenses	**(297,439)**	(293,247)
General and administrative expenses	**(840,113)**	(610,022)
Operating profit	**1,635,026**	1,163,305
Finance costs	**(100,192)**	(46,534)
Share of loss of a jointly controlled entity	**(331)**	–
Profit before income tax	**1,534,503**	1,116,771
Income tax benefit / (expense)	**33,505**	(52,971)
Profit for the period	**1,568,008**	1,063,800
Attributable to:		
Equity holders of the Company	**1,566,020**	1,063,800
Minority interest	**1,988**	–

Revenues. Revenues increased by 36.4% to RMB3,820.9 million for the year ended 31 December 2007 from RMB2,800.4 million for the year ended 31 December 2006. The following table sets forth our revenues by line of business for the year ended 31 December 2007 and the year ended 31 December of 2006:

	Year ended 31 December			
	2007		2006	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**2,513,728**	**65.8%**	1,825,343	65.2%
Mobile and telecommunications value-added services	**807,645**	**21.1%**	700,114	25.0%
Online advertising	**493,018**	**12.9%**	266,684	9.5%
Others	**6,532**	**0.2%**	8,300	0.3%
Total revenues	**3,820,923**	**100.0%**	2,800,441	100.0%

Revenues from our Internet value-added services increased by 37.7% to RMB2,513.7 million for the year ended 31 December 2007 from RMB1,825.3 million for the year ended 31 December 2006. Revenues from our online identity and community services, Premium QQ and various online games increased as we continued to enhance our established services such as our QQ game portal and Premium QQ, built on the success of our online identity and community services such as Qzone and QQ Pet, and introduced a variety of competitive new products such as QQ SanGuo and QQ Huaxia. The increase was partially offset by a decrease in revenues from QQ Show, which suffered as a more mature product that required revitalization. In the third quarter of 2007, we initiated the first phase of upgrading our QQ Show products and services as part of an effort to revitalize QQ Show.

Revenues from our mobile and telecommunications value-added services increased by 15.4% to RMB807.6 million for the year ended 31 December 2007 from RMB700.1 million for the year ended 31 December 2006. The increase mainly reflected an increase in revenues from bundled SMS services due to the enhancement of the functionalities of our products and services. The increase was partially offset by the decrease in revenues from individual content-based SMS services due to the impact of ongoing changes in the regulatory environment.

Revenues from online advertising increased by 84.9% to RMB493.0 million for the year ended 31 December 2007 from RMB266.7 million for the year ended 31 December 2006. The increase reflected the growth in reach and traffic on our primary advertising platforms, QQ IM, QQ.com and QQ game portal, our increased brand awareness as a result of advertising activities associated with our QQ.com branding, and our growing customer base as we enhanced our advertising sales team. In addition, advertising revenues relating to our search functions and other value-added advertising, such as in-game advertising or QQ Live advertising, also contributed to the increase in revenues.

Cost of revenues. Cost of revenues increased by 36.8% to RMB1,117.6 million for the year ended 31 December 2007 from RMB817.1 million for the year ended 31 December 2006. The increase principally reflected increased bandwidth and server custody fees as we supported more bandwidth and storage intensive services, higher amounts of telecommunications operators' revenue share, increased staff costs as we increased the number of employees to support our various services and products and increased sharing costs due to increases in revenues and enrichment of content. As a percentage of revenues, cost of revenues remained stable at 29.2% for both the year ended 31 December 2007 and the year ended 31 December 2006. The following table sets forth our cost of revenues by line of business for the year ended 31 December 2007 and the year ended 31 December 2006:

	Year ended			
	31 December 2007		31 December 2006	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**627,982**	**25.0%**	426,191	23.3%
Mobile and telecommunications value-added services	**310,110**	**38.4%**	272,558	38.9%
Online advertising	**146,717**	**29.8%**	93,940	35.2%
Others	**32,748**	**501.3%**	24,373	293.7%
Total cost of revenues	**1,117,557**		817,062	

Cost of revenues for our Internet value-added services increased by 47.3% to RMB628.0 million for year ended 31 December 2007 from RMB426.2 million for the year ended 31 December 2006. The increase mainly reflected higher expenses associated with our bandwidth capacity and servers as usage increased as a result of our business growth and as we continued to increase bandwidth and storage intensive services, increased telecommunications operators' revenue share and increased staff costs to support our growing range of Internet value-added services. In addition, sharing and subscription costs, in particular with respect to our licensed games and QQ Live, increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 13.8% to RMB310.1 million for the year ended 31 December 2007 from RMB272.6 million for the year ended 31 December 2006. The increase was mainly due to increased telecommunications operators' revenue share as our business volume grew.

Cost of revenues for our online advertising increased by 56.2% to RMB146.7 million for the year ended 31 December 2007 from RMB93.9 million for the year ended 31 December 2006. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased. In addition, we continued to increase the number of staff on our online advertising team, and incurred higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive advertising format and enhanced the capacity of our online advertising platform.

Other gains, net. We recorded other gains of RMB69.2 million for the year ended 31 December 2007 compared to RMB83.2 million for the year ended 31 December 2006, a decrease of 16.8%. For the year ended 31 December 2007, we recognized net losses of RMB32.3 million relating to an acquisition completed in early 2006, consisting of impairment charges with respect to intangible assets partially offset by gains recognized from the revision of relating earn-out consideration, and an impairment charge of RMB23.8 million with respect to an investment in a nascent game company. The net losses and impairment charge were partially offset by an increase in government subsidies from RMB15.2 million for the year ended 31 December 2006 to RMB33.2 million for the year ended 31 December

2007 and an increase in interest income and fair value gains on financial instruments. In addition, charitable donations decreased from RMB20.0 million for the year ended 31 December 2006 to RMB12.0 million for the year ended 31 December 2007.

Selling and marketing expenses. Selling and marketing expenses increased by 1.4% to RMB297.4 million for the year ended 31 December 2007 from RMB293.2 million for the year ended 31 December 2006. The increase principally reflected increased promotional and advertising activities in connection with our QQ.com branding and increased outsourcing expenses as we expanded our customer support activities, partly offset by the reduced marketing spend in relation to wireless value-added services amid a challenging industry environment. As a percentage of revenues, selling and marketing expenses decreased to 7.8% in the year ended 31 December 2007 from 10.5% in the year ended 31 December 2006.

General and administrative expenses. General and administrative expenses increased by 37.7% to RMB840.1 million for the year ended 31 December 2007 from RMB610.0 million for the year ended 31 December 2006. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel for developing new products and services to drive our future growth, including IM functionalities and online games, and as we increased our longer-term research activities which focus on further enhancing our technological platform so that we may be able to capitalize on future innovations in technology. Staff costs and our operating lease expenses also increased as a result of a higher number of staff employed to support our business expansion. In addition, we had higher amortization expenses of intangible assets following the acquisition of several subsidiaries. As a percentage of revenues, general and administrative expenses increased slightly to 22.0% in the year ended 31 December 2007 from 21.8 % in the year ended 31 December 2006.

Finance costs. Finance costs represent foreign exchange losses and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. We recorded finance costs of RMB100.2 million for the year ended 31 December 2007 compared to RMB46.5 million for the year ended 31 December 2006. The increase in finance costs recorded was mainly due to the foreign exchange loss as the Renminbi appreciated against the US dollar, particularly because we held a larger amount of US dollar-denominated attributable to the amount of intra-group dividends remitted by our PRC subsidiaries to our offshore subsidiaries, which amount was increased in order to reduce the possible withholding tax that would be levied on dividends paid in 2008 or later upon the implementation of the new enterprise income tax regulations.

Income tax benefit/(expense). We recorded income tax benefit of RMB33.5 million for the year ended 31 December 2007 compared to income tax expense of RMB53.0 million for the year ended 31 December 2006. The higher income tax benefit was mainly due to the recognition of RMB198.6 million of deferred tax assets in the year ended 31 December 2007 compared to RMB62.4 million of deferred tax assets recognized in the year ended 31 December 2006. We recognized a significantly higher amount of deferred tax assets as the volume of intra-group sales of self-developed software and technology increased and the applicable tax rates became higher under the new enterprise income tax law that will become effective in 2008.

Profit for the period. Profit for the period increased by 47.4% to RMB1,568.0 million for the year ended 31 December 2007 from RMB1,063.8 million for the year ended 31 December 2006. Net margin was 41.0% for the year ended 31 December 2007 compared to 38.0% for the year ended 31 December 2006.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 47.2% to RMB1,566.0 million for the year ended 31 December 2007 from RMB1,063.8 million for the year ended 31 December 2006.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2007 and 30 September 2007, we had the following major financial resources in the form of cash and investments:

	Audited **31 December 2007**	*Unaudited* 30 September 2007
	(RMB in thousands)	
Cash and cash equivalents	**2,948,757**	2,320,844
Term deposits with initial term of over three months	**604,486**	914,240
Financial assets held for trading	**266,495**	221,914
Held-to-maturity investments	**73,046**	150,216
Total	**3,892,784**	3,607,214

Note: The above table excludes RMB300.0 million of restricted deposits pledged as part of a US$40.0 million short-term bank borrowing arrangement, as such deposits are scheduled to offset the borrowed amounts at the maturity of the loan.

A large portion of our financial assets are held in deposits and investments denominated in US dollars. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective manner to generally convert a significant amount of US dollar into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments, especially when more money has been repatriated out of China into US dollar and the depreciation trend of US dollar against Renminbi has accelerated in the first quarter of 2008.

We had no other interest-bearing borrowings as at 31 December 2007.

CAPITAL EXPENDITURES

In the year ended 31 December 2007, our capital expenditures consisted of additions to fixed assets, investment property, construction in progress, leasehold land and land use rights and intangible assets totalling RMB1,288.0 million (including capital expenditures in relation to acquisition of subsidiaries amounting to RMB313.0 million). In the year ended 31 December 2006, our capital expenditures consisted of similar items totalling RMB478.1 million.

The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in Note 11 to the consolidated financial statements.

The analysis of the Group's revenues and contribution to results by business segments and the Group's revenues by geographical area of operations are set out in Note 5 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 55 of this annual report.

The directors have recommended the payment of a final dividend of HKD0.16 per share for the year ended 31 December 2007. The dividend is expected to be payable on 28 May 2008 to shareholders whose names appear on the Register of Members of the Company on 14 May 2008. The total dividend for the year under review is HKD0.16 per share.

RESERVES

The Company's reserves available for distribution comprise share premium and retained earnings. Under the Companies Law of the Cayman Islands, the share premium account is distributable to shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

As at 31 December 2007, the Company had distributable reserves amounting to RMB2,092.9 million (2006: RMB 1,528.1 million).

Details of the movements in the reserves of the Group and the Company during the year are set out in Note 21 and Note 22 to the consolidated financial statements.

FIXED ASSETS

Details of the movements in fixed assets of the Group during the year are set out in Note 6 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in Note 21 to the consolidated financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2007 are set out in Note 11 to the consolidated financial statements.

BANK LOANS

Particulars of the Group's bank borrowing is set out in Note 26 to the consolidated financial statements.

FINANCIAL SUMMARY

A summary of the condensed consolidated results and financial positions of the Group is set out on page 3.

USE OF PROCEEDS

The application of the proceeds from the initial public offering does not materially change from the possible allocation outlined in the prospectus of the Company dated 7 June 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 3,438,000 shares on the Stock Exchange for an aggregate consideration of HKD110,585,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

		Purchase consideration per share		
Month of purchase in 2007	**No. of shares purchased**	**Highest price paid**	**Lowest price paid**	**Aggregate consideration paid**
		HKD	*HKD*	*HKD*
July	948,000	33.20	32.40	31,235,000
August	2,490,000	34.45	28.90	79,350,000
Total	3,438,000			110,585,000

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

SHARE OPTION SCHEMES

The Company has adopted three share option schemes, namely the Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme"), Post-IPO Share Option Scheme (the "Post-IPO Option Scheme I") and the Share Option Scheme adopted on 16 May 2007 (the "Post-IPO Option Scheme II"). No further options will be granted under the Pre-IPO Option Scheme and the Post-IPO Option Scheme I.

As at 31 December 2007, there were a total of 12,903,600 outstanding share options granted to the directors of the Company, details of which are as follows:

			Number of share options				
Name of director	**Date of grant**	**Exercise price (HKD)**	**As at 1 January 2007**	**Granted during the year**	**Exercised during the year**	**As at 31 December 2007**	**Exercise period**
Lau Chi Ping Martin *(Note 1)*	3 February 2005	4.8	4,473,600	–	1,370,000	3,103,600	3 February 2006 to 23 March 2014 *(Note 2)*
	20 December 2005	8.35	2,000,000	–	–	2,000,000	20 December 2006 to 23 March 2014 *(Note 2)*
	23 March 2006	11.55	1,500,000	–	–	1,500,000	23 March 2007 to 23 March 2014 *(Note 2)*
	4 April 2007	25.26 *(Note 4)*	–	1,000,000	–	1,000,000	4 April 2008 to 23 March 2014 *(Note 3)*
	5 July 2007	33.05 *(Note 5)*	–	2,000,000	–	2,000,000	5 July 2009 to 4 July 2014 *(Note 6)*
	5 July 2007	33.05 *(Note 5)*	–	3,000,000	–	3,000,000	5 July 2010 to 4 July 2014 *(Note 7)*
		Total	7,973,600	6,000,000	1,370,000	12,603,600	
Li Dong Sheng	4 April 2007	25.26 *(Note 4)*	–	100,000	–	100,000	4 April 2008 to 23 March 2014 *(Note 3)*
Iain Ferguson Bruce	4 April 2007	25.26 *(Note 4)*	–	100,000	–	100,000	4 April 2008 to 23 March 2014 *(Note 3)*
Ian Charles Stone	4 April 2007	25.26 *(Note 4)*	–	100,000	–	100,000	4 April 2008 to 23 March 2014 *(Note 3)*
Grand Total			7,973,600	6,300,000	1,370,000	12,903,600	

Note:

1. Mr Lau was appointed as Director of the Company on 21 March 2007.

2. For options granted with exercisable date determined based on the grant date of options, the first 25% of the option can be exercised one year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

3. For options granted with exercisable date determined based on the grant date of options, the first 20% of the option can be exercised one year after the grant date, and 20% each of the total options will become exercisable in each subsequent year.

4. The closing price immediately before the date on which the options were granted was HKD25.15.

5. The closing price immediately before the date on which the options were granted was HKD32.80.

6. For options granted with exercisable date determined based on the grant date of options, the first 20% of the option can be exercised two years after the grant date, and 20% each of the total options will become exercisable in each subsequent year.

7. For options granted with exercisable date determined based on the grant date of options, the first 20% of the option can be exercised three years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year, except the last 20% of the total options which will become exercisable in the eleventh month after the fourth 20% of the total options become exercisable.

8. The weighted average closing price immediately before the date on which the options were exercised was HKD40.53.

9. No option was cancelled/lapsed during the period.

10. Fair values of the options granted during the period are set out in Note 23 to the consolidated financial statements as included in this annual report.

SUMMARY OF THE SHARE OPTION SCHEMES

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme I	Post-IPO Option Scheme II
1.	Purposes	To recognize the contribution that certain individuals have made to the Group, to attract the best available personnel and to promote the success of the Group's business		
2.	Qualifying participants	Any eligible employee, including executive directors of the Company	Any employee, consultant or director of any company within the Group	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity, which is any entity in which the Group holds an equity interest, and any consultant, adviser or agent of any member of the Board, have contributed or will contribute to the growth and development of the Group or any Invested Entity

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme I	Post-IPO Option Scheme II
3.	Maximum number of shares	As at 7 June 2004, options to subscribe for an aggregate of 72,386,370 shares were outstanding. No further option could be granted under the Pre-IPO Option Scheme.	As at 16 May 2007, options to subscribe for an aggregate of 60,413,683 shares were outstanding. No further option could be granted under the Post-IPO Option Scheme I.	The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme II shall be 88,903,654 shares, 5% of the relevant class of securities of the Company in issue as at 16 May 2007. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option Scheme II and any other share option schemes, including the Pre-IPO Option Scheme and the Post-IPO Option Scheme I, must not in aggregate exceed 30% of the issued share capital from time to time (Note).
4.	Maximum entitlement of each participant	The number of ordinary shares in respect of which options may be granted is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme.	1% of the issued share capital of the Company from time to time within any 12-month period up to the date of the latest grant	1% of the issued share capital of the Company from time to time within any 12-month period up to the date of the latest grant
5.	Option period	All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. The Board may at their discretion determine the specific vesting and exercise periods.	The option period is determined according to the Board provided that the period during which the option may be exercised shall not be less than one year from the date of grant of the option.	The option period is determined according to the Board provided that it is not later than the last day of the 7-year period after the date of grant of option. There is no minimum period for which an option must be held before it can be exercised.

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme I	Post-IPO Option Scheme II
6.	Acceptance of offer	Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.	Options granted must be taken up within 28 days of the date of grant, upon payment of HKD1 per grant.	Options granted must be taken up within 28 days of the date of grant, upon payment of HKD1 per grant.
7.	Subscription price	Price shall be determined by the Board.	The exercise price must be at least the higher of: (i) the closing price of the securities as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of the securities as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.	The exercise price must be at least the higher of: (i) the closing price of the securities as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of the securities as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.
8.	Remaining life of the scheme	It will expire on 31 December 2011.	It will remain in force for a period of ten years, commencing on 24 March 2004.	It shall be valid and effective for a period of ten years commencing on 16 May 2007.

Note: The total number of shares available for issue under the Post IPO Option Scheme II is 65,323,321 which is approximately 3.64% of the issued share capital as at the date of the annual report.

MOVEMENTS OF THE SHARE OPTION SCHEMES

Details of the movements in the share option schemes during the year are set out in Note 23 to the consolidated financial statements.

VALUATION OF SHARE OPTIONS

Details of the valuation of share option during the year are set out in Note 23 to the consolidated financial statements.

SHARE AWARD SCHEME

On 13 December 2007 ("Adoption Date"), the board of directors of the Company (the "Board") adopted the Share Award Scheme (the "Scheme") in which eligible persons (including any director) of the Group will be entitled to participate. Unless early terminated by the Board, the Scheme shall be valid and effective for a term of 10 years commencing on the Adoption Date. The maximum numbers of shares which can be awarded under the Scheme and to an awarded person are limited to two percent (i.e. 35,755,232 shares) and one percent (i.e. 17,877,616 shares) of the issued share capital of the Company as at the Adoption Date respectively. The Board amended the definition of excluded person in the Scheme on 31 January 2008 so that substantial shareholders of the Group will be allowed to join the Scheme.

Pursuant to the Scheme, the Board shall select the eligible persons for participation in the Scheme and determine the number of shares to be awarded ("Awarded Shares"). Shares will be acquired by the independent trustee at the cost of the Company or shares will be allotted to the independent trustee under the general mandate granted or to be granted by the shareholders of the Company at general meetings from time to time and be held in trust for the awarded persons, excluding the directors and substantial shareholders of the Group, until the end of each vesting period. Vested shares will be transferred at no cost to the awarded persons. The Company shall comply with the relevant Listing Rules when granting the awarded shares.

If awards are made to directors or substantial shareholders of the Group, such awards shall constitute connected transaction under Chapter 14A of the Listing Rules and the Company shall comply with the relevant requirements under the Listing Rules.

Awarded Shares and the related income derived therefrom are subject to a vesting scale to be determined by the Board at the date of the grant of the award. Vesting of the Awarded Shares will be conditional on the awarded person satisfying all vesting conditions specified by the Board at the time of making the award until and on each of the relevant vesting dates and his/her execution of the relevant documents to effect the transfer from the trustee.

During the period since the date of adoption of the Scheme, there were no shares awarded.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive Directors

Ma Huateng *(Chairman)*
Lau Chi Ping Martin *(Appointed on 21 March 2007)*
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng
Iain Ferguson Bruce
Ian Charles Stone

In accordance with Article 87 of the articles of association of the Company ("Articles of Association"), Messrs Antonie Andries Roux and Li Dong Sheng will retire at the Annual General Meeting ("AGM") of the Company to be held on 14 May 2008 and, being eligible, will offer themselves for re-election.

The Company has received from each independent non-executive director an annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and we consider them to be independent.

BIOGRAPHICAL DETAILS OF DIRECTORS

Ma Huateng, age 36, is an executive Director, Chairman of the Board and Chief Executive Officer of the Company. Mr Ma has overall responsibilities for strategic planning and positioning and management of the Group. Mr Ma is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr Ma was in charge of research and development for Internet paging system development at China Motion Telecom Development Limited, a supplier of telecommunications services and products in China. Mr Ma is a member of the 4th Shenzhen Municipal People's Congress. Mr Ma has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and more than 13 years of experience in the telecommunications and Internet industries. He is also a director of Advance Data Services Limited which has interest in the shares of the Company.

Lau Chi Ping Martin, age 34, is an executive Director with effect from 21 March 2007. Mr Lau was appointed as the President of the Company in February 2006 to assist Mr Ma Huateng, Chairman of the Board and Chief Executive Officer, in managing the day-to-day operation of the Company. In February 2005, he joined the Company as the Chief Strategy and Investment Officer of the Company, and was responsible for corporate strategies, investment, merger and acquisitions and investor relations. Prior to joining the Company, Mr Lau was an Executive Director at Goldman Sachs (Asia) L.L.C's investment banking division and the Chief Operating Officer of its Telecom, Media and Technology Group. Prior to that, he worked at Mckinsey & Company, Inc. as a management consultant. He has over 11 years' experience in IPO, merger and acquisitions and management consulting. Mr Lau received a Bachelor of Science Degree in Electrical Engineering from the University of Michigan, a Master of Science Degree in Electrical Engineering from Stanford University and a MBA from Kellogg Graduate School of Management, Northwestern University. Mr Lau is currently a non-executive director of Yingli Green Energy Holding Company Limited, a China-based vertically integrated photovoltaic product manufacturer that is listed on the New York Stock Exchange.

Zhang Zhidong, age 36, is an executive Director and Chief Technology Officer of the Company. Mr Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr Zhang is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr Zhang worked at Liming Network Group focusing on software and network application systems research and development. Mr Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr Zhang has more than 11 years of experience in the telecommunications and Internet industries. He is also a director of Best Update International Limited which has interest in the shares of the Company.

Antonie Andries Roux, age 49, has been a non-executive Director since 10 December 2002. Mr Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr Roux has more than 28 years of experience in the telecommunications industry.

Charles St Leger Searle, age 44, has been a non-executive Director since 5 June 2001. Mr Searle is currently the Director of Corporate Development for the MIH group companies in Asia. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH. Mr Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr Searle has more than 14 years of experience in the telecommunications and Internet industries.

Li Dong Sheng, age 51, has been an independent non-executive Director since April 2004. Mr Li is the Chairman and CEO of TCL Corporation, the Chairman of the Hong Kong listed TCL Multimedia Technology Holdings Limited and the Chairman of the Hong Kong listed TCL Communication Technology Holdings Limited, all of which produce consumer electronic products. Mr Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than 13 years of experience in the information technology field.

Iain Ferguson Bruce, age 67, has been an independent non-executive Director since April 2004. Mr Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 43 years' experience in the accounting profession. He is also a fellow of The Hong Kong Institute of Directors and a member of The Hong Kong Securities Institute. Mr Bruce is currently an independent non-executive director of Paul Y. Engineering Group Limited, a construction and engineering services company, Vitasoy International Holdings Limited, a beverage manufacturing company, and Wing On Company International Limited, a department store operating and real property investment company; all of these companies are publicly listed companies in Hong Kong. Mr Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is publicly listed in Singapore, of China Medical Technologies, Inc., a China-based medical device company that is listed on NASDAQ, and of Yingli Green Energy Holding Company Limited, a China-based vertically integrated photovoltaic product manufacturer that is listed on the New York Stock Exchange. Mr Bruce is a steward of The Hong Kong Jockey Club, an independent non-executive director of Citibank (Hong Kong) Limited and is the Chairman of KCS Limited.

Ian Charles Stone, age 57, has been an independent non-executive Director since April 2004. Mr Stone is a consultant for Pacific Century CyberWorks ("PCCW") and a director, and Chief Executive Officer ("CEO"), of UK Broadband, a 100% owned subsidiary of PCCW conducting business in the United Kingdom. Mr Stone has more than 37 years of experience in the telecom and mobile industries. He was the CEO of SmarTone between 1999 and 2001. Prior to joining SmarTone, he was Senior Adviser to First Pacific/PLDT of the First Pacific Group, Chief Operations Officer of Piltel, Managing Director of Pacific Link and Executive Director of Asialink, the regional telecom investment arm of First Pacific, respectively. Mr Stone has also held senior positions at Cable & Wireless plc and Hong Kong Telecom.

DIRECTORS' SERVICE CONTRACTS

Each of Messrs Ma Huateng and Zhang Zhidong has entered into a service contract with the Company for a term of three years from 25 March 2007. The term of each service contract can be extended by agreement between the Company and the relevant Director. The Company may terminate the contracts by three months' written notice at any time, subject to paying the Director his salary for the shorter of six months and a portion of his annual bonus for the year in which termination occurred pro rata to the portion of the year before the termination became effective.

Mr Lau Chi Ping Martin has entered into a service contract with the Company for a term of three years from 3 February 2008. Mr Lau is entitled to an annual bonus based on the performance of the Company in an amount to be determined by the Remuneration Committee. Mr Lau is entitled to participate in all employee benefit plans, programs and arrangements of the Company.

Save as disclosed above, none of the directors who are proposed for re-election at the forthcoming AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2007, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) Long and short positions in the shares and underlying shares of the Company

Name of Director	Long/short position	Nature of interests	Number of Shares/underlying shares held	Percentage of issued share capital
Ma Huateng	Long position	Corporate *(Note 1)*	229,196,080	12.81%
	Short position	Corporate *(Note 1)*	2,413,000	0.13%
Zhang Zhidong	Long position	Corporate *(Note 2)*	83,000,000	4.64%
Lau Chi Ping Martin	Long position	Personal	12,659,400 *(Note 3)*	0.71%
Li Dong Sheng	Long position	Personal	100,000 *(Note 4)*	0.01%
Iain Ferguson Bruce	Long position	Personal	100,000 *(Note 4)*	0.01%
Ian Charles Stone	Long position	Personal	100,000 *(Note 4)*	0.01%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

3 The interest comprises 55,800 shares and 12,603,600 underlying shares in respect of the share options granted pursuant to the Post-IPO Option Scheme I and Post-IPO Option Scheme II. Details of the share options granted to the directors are set out above under "Share Option Schemes".

4 The interest represents the underlying shares in respect of the share options granted pursuant to the Post-IPO Option Scheme I. Details of the share options granted to the directors are set out above under "Share Option Schemes".

(B) Long position in the shares in associated corporations

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer")	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan")	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Tencent Computer	Personal	RMB4,000,000 (registered capital)	20%
	Shiji Kaixuan	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 31 December 2007.

CONNECTED TRANSACTIONS

The waiver granted by the Stock Exchange regarding the compliance with the applicable disclosure, reporting and shareholders' approval requirements under Chapter 14A of the Listing Rules when the Company was listed in June 2004 was referred to. The Company's Independent Non-Executive Directors reviewed the Structure Contracts and confirmed that the transactions carried out during the financial year had been entered into in accordance with the relevant provisions of the Structure Contracts, had been operated so as to transfer by the date of this annual report Tencent Computer's and Shiji Kaixuan's Surplus Cash (as defined in the section "Our History and Structure - Structure Contracts" of the IPO prospectus) as at 31 December 2007 to Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Tencent Cyber (Tianjin) Company Limited ("Cyber Tianjin") (formerly known as Shidai Zhaoyang Technology (Shenzhen) Company Limited in the IPO prospectus), Tencent Technology (Beijing) Company Limited ("Tencent Beijing"), Tencent Cyber (Shenzhen) Company Limited ("Cyber Shenzhen") and no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of their equity interests and any new Structure Contracts entered into, renewed and/or cloned during the relevant financial period had been fair and reasonable so far as the Group was concerned and in the interests of the Company's shareholders as a whole. To this extent, Structure Contracts were entered into relating to Beijing Emark Information and Technology Co., Ltd. ("Beijing Emark") , Nanjing Wang Dian Technology Company Limited ("Wang Dian"), Beijing BIZCOM Technology Company Limited ("Beijing BIZCOM"), Beijing Starsinhand Technology Company Limited ("Beijing Starsinhand"), Shenzhen Shiji Tian You Technology Company Limited ("Shiji Tian You"). No transactions were carried out during the year ended 31 December 2007 concerning Beijing Emark ,Wang Dian, Beijing BIZCOM, Beijing Starsinhand and Shiji Tian You.

The Auditors had carried out review procedures on the transactions pursuant to the Structure Contracts and had provided a letter to the Board confirming that the transactions had been approved by the Board and had been entered into in accordance with the relevant Structure Contracts and had been operated so as to transfer Tencent Computer's and Shiji Kaixuan's Surplus Cash as at 31 December 2007 to Tencent Technology, Tencent Beijing, Cyber Tianjin and Cyber Shenzhen and that no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of its equity interests.

Transactions carried out during the year ended 31 December 2007, which have been eliminated in the consolidated financial statements of the Group, are set out as follows:

1. A cooperation framework contract dated 28 February 2004, between Tencent Technology and Tencent Computer ("TCS CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Tencent Technology and its affiliates agree to allow Tencent Computer to use its and its affiliates' assets and provide services to Tencent Computer. As consideration, Tencent Computer agrees to transfer all of its Surplus Cash to Tencent Technology and its affiliates. The parties also established a cooperation committee ("TCS Cooperative Committee") according to this agreement. During the year, other than the Structure Contracts mentioned below, Tencent Computer purchased technology amounting to approximately RMB300,000,000 from Tencent Technology's affiliate, Tencent Beijing and RMB100,000,000 from Tencent Technology. Tencent Computer purchased software amounting to approximately RMB212,000 (including value-added tax) from Tencent Technology's affiliate, Cyber Shenzhen and RMB87,750,000 (including value-added tax) from Tencent Technology.

2. A cooperation framework contract dated 28 February 2004, between Cyber Tianjin and Shiji Kaixuan ("SKT CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Cyber Tianjin and its affiliates agree to allow Shiji Kaixuan to use its and its affiliates' assets and provide services to Shiji Kaixuan. As consideration, Shiji Kaixuan agrees to transfer all of its Surplus Cash to Cyber Tianjin and its affiliates. The parties also established a cooperation committee ("SKT Cooperative Committee") according to this agreement. During the year, other than the Structure Contracts mentioned below, Shiji Kaixuan purchased technology amounting to approximately RMB160,000,000 from Tencent Technology's affliliate, Tencent Beijing; Shiji Kaixuan purchased software amounting to approximately RMB81,900,000 (including value-added tax) from Cyber Tianjin's affiliate, Tencent Technology; and RMB1,590,000 (including value-added tax) from Cyber Tianjin.

3. An amended and restated intellectual property transfer contract dated 28 February 2004, between Tencent Technology and Tencent Computer pursuant to which Tencent Computer assigned to Tencent Technology its principal present and future intellectual property rights, free from encumbrances (except for licenses granted in the ordinary course of Tencent Computer's business) in consideration of Tencent Technology's undertaking to provide certain technology and information services to Tencent Computer. During the year, no intellectual property transfer was transacted under such arrangement, save as disclosed elsewhere in this section.

4. An intellectual property transfer contract dated 28 February 2004 between Cyber Tianjin and Shiji Kaixuan pursuant to which Shiji Kaixuan assigned to Cyber Tianjin its principal present and future intellectual property rights, free from encumbrance (except for licenses granted in the ordinary course of Shiji Kaixuan's business) in consideration of Cyber Tianjin's undertaking to provide certain technology and information services to Shiji Kaixuan. During the year, no intellectual property transfer was transacted under such arrangement, save as disclosed elsewhere in this section.

5. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified domain names against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, no domain name license was transacted under such arrangement, save as disclosed elsewhere in this section.

6. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, no domain name license was transacted under such arrangement, save as disclosed elsewhere in this section.

7. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Tencent Computer's annual revenues (which may be adjusted pursuant to the contract or the TCS CFC). During the year, no trademark license was transacted under such arrangement, save as disclosed elsewhere in this section.

8. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, no trademark license was transacted under such arrangement, save as disclosed elsewhere in this section.

9. An information consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Tencent Computer, pursuant to which Tencent Technology will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB50,564,000 was transacted under such arrangement.

10. A technical consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Shiji Kaixuan, pursuant to which Tencent Technology will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, a fee of approximately RMB21,454,000 was transacted under such arrangement.

Details of the related parties transactions are set out in Note 43 to the consolidated financial statements.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long and short positions in the shares in the Company

Name of shareholder	Long/short position	Nature of interest	Number of shares	Percentage of issued share capital
MIH China (BVI) Limited	Long position	Corporate *(Note 1)*	630,240,380	35.24%
Advance Data Services Limited	Long position	Corporate *(Note 2)*	229,196,080	12.81%
	Short position	Corporate *(Note 2)*	2,413,000	0.13%
ABSA Bank Limited	Long position	Corporate *(Note 3)*	185,000,000	10.34%

Notes:

1 As MIH China (BVI) Limited (formerly known as MIH QQ (BVI) Limited) ("MIH") is wholly owned by Naspers Limited through its intermediary companies MIH (Mauritius) Limited (formerly known as MIH (BVI) Limited) and MIH Holdings Limited. Naspers Limited, MIH (Mauritius) Limited and MIH Holdings Limited are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO. Out of the 630,240,380 shares held by MIH, 185,000,000 shares are pledged to ABSA Bank Limited, as referenced in Note 3 below.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As ABSA Bank Limited has a security interest in 185,000,000 Shares, which are held by MIH China (BVI) Limited, and ABSA Bank Limited is wholly owned by Barclays Bank PLC through its intermediary company ABSA Group Limited, Barclays Bank PLC and ABSA Group Limited are deemed to be interested in the same block of 185,000,000 Shares under Part XV of the SFO.

Save as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 31 December 2007, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

COMPETING BUSINESS

MIH is wholly owned by Naspers Limited through its wholly owned intermediate holding companies, MIH (Mauritius) Limited and MIH Holdings Limited. Naspers Limited is listed on the JSE Securities Exchange South Africa and the London Stock Exchange.

Naspers Limited is a multinational media group that conducts its activities through subsidiaries, joint ventures and associated companies, with its principal operations in pay-television and Internet platforms, print media, book publishing and technology markets. The MIH group is a multinational provider of entertainment, interactive and e-media services with operations spanning over 50 countries delivering media services to consumers via television and the Internet. The MIH group's activities are focused on subscriber platforms providing television and Internet services to over two million paying subscribers in Africa, the Mediterranean and Asia. The MIH group has a majority interest in Sportscn, which focused on sports related content and offered sports results and prediction services to subscribers through various distribution channels. Sportscn is no longer active, so does not compete with our business.

The Group and MIH did not enter into a non-competition deed. Two of our Directors, Messrs Antonie Andries Roux and Charles St Leger Searle, are also directors of certain MIH group companies.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2007, the five largest customers of the Group accounted for approximately 16.92% of the Group's total revenues while the largest customer of the Group accounted for approximately 4.68% of the Group's total revenues. In addition, for the year ended 31 December 2007, the five largest suppliers of the Group accounted for approximately 47.70% of the Group's total purchases while the largest supplier of the Group accounted for approximately 14.79% of the Group's total purchases.

None of the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued capital) had an interest in any of the major customers or suppliers noted above.

AUDIT COMMITTEE

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 December 2007.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save as disclosed in this annual report, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the year ended 31 December 2007, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As to the deviation from code provisions A.2.1 and A.4.2 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

ADOPTION OF CODE OF CONDUCT REGARDING DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The Directors have complied with such code of conduct throughout the accounting year covered by this annual report.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

EMPLOYEE AND REMUNERATION POLICIES

As at 31 December 2007, the Group had 4,344 employees (2006: 3,017), including about 500 employees from a new subsidiary acquired in November 2007, most of whom are based in the Company's head office in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the year ended 31 December 2007 was RMB731.5 million (2006: RMB585.6 million).

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained during the year the amount of public float as required under the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Thursday, 8 May 2008 to Wednesday, 14 May 2008 both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming AGM and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30p.m. on Wednesday, 7 May 2008.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM.

On behalf of the Board

Ma Huateng
Chairman

Hong Kong, 19 March 2008

The Company applied the principles and complied with all requirements of the code provisions set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")(the "CG Code") with the deviations in respect of the segregation of the role of the chairman and chief executive officer ("CEO") and the provision regarding the retirement and re-election of directors. The following summarizes the Company's corporate governance practices and explains the deviations from the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

- The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules (the "Model Code"). All Directors have confirmed, following specific enquiry by the Company, full compliance with the Model Code throughout the year 2007.
- The Company has a model code for securities transactions by the staff. The code is in no less exacting terms than the Model Code.
- Relevant employees who may possess price sensitive information of the Company are required to file notices of intention to deal in the securities of the Company with the Chairman and they should get the acknowledgement of their intention from the Company before they deal in the securities of the Company.
- Details of securities interests in the Company held by the Directors are set out in the Directors' Report on page 32 of this annual report.

Deviation: Nil

BOARD OF DIRECTORS

A balanced board consisting of independent non-executive directors of at least one-third of the board

- The Board of the Company consists of three Executive Directors, two Non-Executive Directors ("NEDs") and three Independent Non-Executive Directors ("INEDs"). A list of all Directors is set out in the Corporate Information section on page 2 of this annual report. All the directors are explicitly identified in all corporate communications.

Deviation: Nil

The board should have a balance of skills and experience appropriate for the requirements of the business of the Company

- In relation to the Internet market in which the Company operates, the wide range of business, financial and management experience of the Board provides an appropriate balance of skills and experiences.
- A list of Directors and their respective biographies are set out on pages 29 to 31 of the Directors' Report. The information is also published on the Company's corporate website www.tencent.com (the "Company's corporate website").

Deviation: Nil

The board should assume responsibility for leadership and control of the Company and is collectively responsible for promoting the success of the Company

- The Board of the Company has the following primary responsibilities:
  - determines the Group's mission, provides strategic direction to the Group and is responsible for the approval of strategic plans;
  - approves the annual business plan and budget proposed by management;
  - retains full and effective control over the Group and monitors management with regard to the implementation of the approved annual budget and business plan;
  - establishes board sub-committees with clear terms of reference and responsibilities as appropriate; and
  - defines levels of delegation in respect of specific matters, with required authority to board sub-committees and management.
- The Board is supported by several committees. The Audit Committee and the Remuneration Committee have defined terms of reference covering their duties, powers and functions. The chairmen of the respective committees report regularly to the Board and, as appropriate, make recommendations on matters discussed. The Board and its committees are supplied with full and timely information which enables them to discharge their responsibilities.

Deviation: Nil

Nomination of directors

- The Board determines director selection, orientation and evaluation.
- The Board identifies and evaluates candidates for appointment as directors. Following the appointment of new directors to the board, an orientation programme will be arranged to facilitate their understanding of the Group.
- There is no nomination committee established. The Board will review the structure from time to time and will, if necessary, establish a nomination committee at the appropriate time.

Deviation: Nil

The Company should have a formal schedule of matters specifically reserved to the board and those delegated to management. There should be a clear division of responsibilities amongst committees and each of them should have specific terms of reference

- The Board is responsible for determining the overall strategy and approving the annual business plan of the Group, and ensuring the business operations are properly planned, authorized, undertaken and monitored. All policy matters of the Group, material transactions or transactions where there is conflict of interests are reserved for the Board's decisions.
- The Board has delegated the day-to-day responsibility to the management team which includes the Chief Officers, President and the Executive Vice-Presidents. In addition, new members are recruited to the management team for strengthening the daily operation and meeting the future challenges.
- The management team meets fortnightly and is responsible for the formulation of policies for consideration of the Board, and in carrying out and implementing the policies laid down by the Board. The management team is delegated with the authority from the Board to administer, enforce, interpret and supervise compliance with those parts of the internal rules and operational procedures of its subsidiaries, other than the Listing Rules, and conduct regular reviews of the same, recommend, and advise on appropriate amendments which do not involve policy matters for the approval by the boards of the respective subsidiaries. The management team reports to the Board on a regular basis and communicates with the Board whenever required.

Deviation: Nil

Non-executive directors should be appointed for specific terms and all directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment

- All the NEDs and the INEDs are appointed with specific terms for a term of one year, subject to the retirement and re-election provisions of the Articles of Association.
- According to the Articles of Association, Directors appointed to fill a casual vacancy shall hold office only until the next following AGM, and shall be eligible for re-appointment.
- According to the Articles of Association, with effect from 24 March 2007, at each AGM, one-third of the Directors shall retire from office by rotation, provided that the Chairman of the Board of the Company shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year.

Deviation: Yes with the following considered reasons:

The Chairman of the Board is one of the core founders of the Company and plays a leading role in the growth and development of the Company and his continuing presence adds positive value and assurance to the sustainable development of the Company. The Board considered that the existing provision of retirement and re-election in the Articles of Association shall not have a material impact on the operation of the Company as a whole. Notwithstanding the above, the Board will review the current provision in the Articles of Association from time to time and shall make necessary amendments at the appropriate time.

The board should meet regularly to discharge its duties. Sufficient information is provided to the board and its committees in a timely manner

- The Board meets regularly, normally once a quarter, and additional meetings will be arranged, if and when required. Regular Board/committee meeting schedules of each year are made available to all Directors/committee members before the commencement of the year. Directors can attend meetings in person or through other means of electronic communication.
- The Company Secretary assists the Chairman in establishing the meeting agenda, and each Director may comment to the draft agenda and/or request inclusion of items in the agenda.
- The information packages that contain analysis and background material, will be circulated normally three days in advance of Board/committee meetings to Directors/committee members.
- There exists open atmosphere for Directors to contribute alternative views at meetings and major decisions will only be taken after a full discussion at Board meetings.
- The Chief Administration Officer and the Chief Financial Officer are usually invited to attend Board meetings. Other executives will be invited to Board meetings from time to time for making presentations or answering Board's enquiries.
- Minutes of Board/committee meetings are recorded and draft minutes are circulated to all Directors/committee members for comments before being approved by the Board/committees at the next meeting.
- Matters on transactions where Directors are considered having conflict of interests or material interests will not be dealt with by way of written resolutions. The Directors concerned could express views but will not be counted in quorum of meeting and shall abstain from voting of the relevant resolution. According to the Articles of Association, an interest of 5% or more is considered material.
- All Directors have access to Chief Legal Counsel/Company Secretary who are responsible for ensuring that the Board procedures are complied with, and advising the Board on compliance matters.
- Minutes of the Board/committee meetings are kept by the Company Secretary and are open for inspection by Directors.
- The attendance records of all Board meetings held in 2007 are set out below:

Number of meetings:	**5**
Executive Directors	
Ma Huateng (Chairman)	5/5
Lau Chi Ping Martin	5/5
Zhang Zhidong	5/5
Non-Executive Directors	
Antonie Andries Roux	4/5
Charles St Leger Searle	5/5
Independent Non-Executive Directors	
Li Dong Sheng	2/5
Iain Ferguson Bruce	5/5
Ian Charles Stone	4/5

Deviation: Nil

Every director is required to keep abreast of responsibilities as a director of the Company and of the conduct, business activities and development of the Company

- Management provides appropriate and sufficient information to Directors and the committee members in a timely manner to keep them updated of the latest developments of the Group and enable them to discharge their responsibilities.
- All Directors had attended training sessions in relation to the responsibilities as a director. All Directors are updated of any relevant change/update in any laws/regulations concerned. All directors are reminded of making disclosure of their interests, potential conflict of interests, and changes in personal particulars to the Company in a timely manner from time to time.
- Meetings had been organized for providing induction to new Directors to help them familiarize with the Company management, business, and governance practices.
- The Company also encourages its Directors to participate in continuous professional development seminars and courses organized by qualified institutions to ensure that they continually update their skills and have the knowledge on the latest development or changes in statutes, the Listing Rules, corporate governance practices etc. that are required for discharging their responsibilities.
- The Board and the committees are provided with sufficient resources to discharge their duties including, inter alia, the retention of external advisers at the Company's expense, as they deem necessary.

The Company should arrange appropriate insurance cover in respect of legal action against its directors

- A directors and officers' liabilities insurance is in place.

Distinctive roles of chairman and chief executive officer

Code provision A.2.1 provides that the roles of the chairman and CEO should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and CEO should be clearly established and set out in writing.

Deviation: Yes with the following considered reasons:

- During the year under review, Mr Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and CEO would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decisions in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments at the appropriate time.
- The President of the Company, who has become an Executive Director with effect from 21 March 2007, assists the CEO to manage the day-to-day operations of the Company.

REMUNERATION OF DIRECTORS

There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors

- The Board has established a Remuneration Committee, comprising two INEDs and one NED appointed by the Board. The members of the Remuneration Committee are Mr Antonie Andries Roux (Chairman) and Messrs Li Dong Sheng and Ian Charles Stone.
- The principal responsibilities of and work done by the Remuneration Committee include formulation of the remuneration policy, review and recommending to the Board the annual remuneration policy, and determination of the remuneration of the Board and the chief officers of the Company. The objective of the remuneration policy is to ensure that the Company is able to attract, retain, and motivate a high-caliber team which is essential to the success of the Company.
- No Director can determine his own remuneration.
- The Chairman of the Remuneration Committee reports findings and recommendations to the Board at least once annually.
- The terms of reference of the Remuneration Committee are posted on the Company's corporate website.
- Details of the remuneration of the Directors for the year ended 31 December 2007 are set out in Note 33 to the consolidated financial statements.
- The Remuneration Committee benchmarked the remuneration packages of the Directors and the management team to similar positions of comparable companies in the industry when considering the remuneration packages.
- Although there was no meeting of the Remuneration Committee held during the year, the Remuneration Committee resolved matters in the form of resolutions in writing by all members. All relevant information had been circulated to all the members of the Remuneration Committee for review and consideration on a timely basis from time to time. In February 2008, a Remuneration Committee meeting had been held.
- During the year, the Remuneration Committee resolved the following major resolutions:
  - Approved the remuneration packages to be paid to the Directors and the management team;
  - Approved the grant of options; and
  - Approved the employment contracts of the core founders.

ACCOUNTABILITY AND AUDIT

The board should present a balanced, clear, and comprehensible assessment of the Company's performance, position, and prospects

- The Board's responsibility for presenting a balanced, clear and comprehensible assessment extends to interim and annual reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules as well as to information required to be disclosed pursuant to statutory requirements.
- The Board is not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue on a going concern basis.
- The Company has appointed external auditors, PricewaterhouseCoopers, to perform reviews and an audit of its interim and annual financial statements respectively in accordance with the requirements laid down in International Standards on Auditing.
- Management provides explanations and information to the Board which will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.
- The Board, with the recommendation of the Audit Committee, approves the Company's financial statements, interim and annual reports.
- The Company publishes its financial results on a quarterly basis to enhance transparency about its performance and latest developments of the Group in a timely manner.
- During the year, the Company announced its annual and interim results within three months and two months respectively after the end of the relevant periods.

Deviation: Nil

The board should ensure that the Company maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets

- The Board has the ultimate responsibility for the Group's internal control system.
- The Company has various approval matrices, which are applicable to different managerial levels, which aim to:
  - help the achievement of business objectives, safeguard assets against unauthorized use or disposition;
  - ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication; and
  - ensure compliance with relevant legislation and regulations.

- The key procedures that the Board established to provide effective internal controls are as follows:
  - A distinct organizational structure exists with defined lines of authority and control responsibilities. Relevant Division/Department Heads are involved in preparing the strategic plan which lays down the corporate strategies to be pursued in the following year for achieving the annual operational and financial targets. Both the strategic plan and the annual operating plan lay down the foundation for the preparation of the annual budget by which resources are allocated in accordance with identified and prioritized business opportunities. The annual operating plan and the annual budget are approved by the Board on an annual basis.,
  - Variances against budgets are analyzed, and explained, and appropriate actions are taken, if necessary, to rectify deficiencies noted.
  - Internal Audit Department ("IA") performs independent reviews of the operational areas identified by management and presents the findings and the prospective audit plan to the Audit Committee on a quarterly basis.
- Reviews of different business and functional operations and activities will be conducted by IA with audit resources being focused on higher risk areas. Ad hoc reviews will also be conducted by IA on areas of concern identified by management.
- Division/Department Heads will be notified of the deficiencies noted for rectification, and IA will follow up with the implementation of audit recommendations. Significant internal control weaknesses are brought to the attention of the Audit Committee and if necessary to the Board, and to management for remedial action.
- In 2006, the Company had engaged an international accounting firm to perform high level internal control review of the Group, which covered all material controls, including financial, operational and compliance controls and risk management functions. Recommendations with prioritization had been proposed and the remedial plan design for internal control improvement were addressed by management. Based on the internal control review report of the international accounting firm issued in March 2007 and the prevailing system and information, no material discrepancies have been found.
- Based on the aforesaid internal control review report, the quarterly updates from IA and the meetings with management, the Board, with the recommendation of the Audit Committee, is satisfied that the Group has complied with the provisions regarding the internal controls as required under the CG Code.

Deviation: Nil

The board should establish formal and transparent arrangements for considering how it applies the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors

- The Audit Committee, comprising two INEDs and one NED, appointed by the Board who have extensive experience in financial matters, meets at least four times a year. The members are Mr Iain Ferguson Bruce (Chairman) and Messrs Ian Charles Stone and Charles St Leger Searle. Mr Bruce is a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants and Mr Searle is a member of the Institute of Chartered Accountants in Australia. None of the Audit Committee members are members of the former or existing auditors of the Company.
- Senior representatives of the external auditors and managements are invited to attend the meetings when necessary.
- In 2007, the fees paid/payable to the Company's external auditors for non-audit related activities amounted to approximately USD86,000.
- The Committee reports its work, findings and recommendations to the Board after each meeting. The terms of reference of the Audit Committee are posted on the Company's corporate website.
- The principal responsibilities of and work done by the Audit Committee in 2007 include:
  - To serve as a focal point for communication between other Directors, the external auditors and internal auditors in respect of the duties relating to financial and other reporting, internal controls, external and internal audits, and such other matters as the Board determines from time to time.
  - To assist the Board in fulfilling its responsibility by providing an independent review and supervision of financial reporting.
  - To review the scope and results of internal audit procedures, ensure coordination between the internal and external auditors and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.
  - To review the appointment of external auditors on an annual basis including a review of the audit scope and approval of the audit fees.
  - To review the annual and interim financial statements prior to their approval by the Board, and recommend application of accounting policies and changes to financial reporting requirements.
  - To ensure continuing auditor objectivity and to safeguard independence of the external auditors. The Committee has granted authorization of non-audit services for which the external auditors may provide.
- The attendance of individual members at Audit Committee meetings held in 2007 is set out below:

Number of meetings	**5**
Independent Non-Executive Directors	
Iain Ferguson Bruce (Chairman)	5/5
Ian Charles Stone	4/5
Non-Executive Director	
Charles St Leger Searle	5/5

Deviation: Nil

COMMUNICATION WITH SHAREHOLDERS

The board should endeavor to maintain an on-going dialogue with shareholders, in particular, use annual general meetings to communicate with shareholders and encourage their participation

- The Company establishes and maintains different communication channels with its shareholders through the publication of annual and interim results announcements and press releases.
- The AGM provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Company and management are available at the AGM to answer shareholders' questions.
- Separate resolutions are proposed at AGM on each separate issue, including the election of individual Directors.
- Details of the poll voting procedures and the rights of shareholders to demand a poll are included in the circular to shareholders and has been despatched to the shareholders timely. The circular also includes details of the procedures and the timetable of proposing appropriate candidates to stand for election as Directors at annual general meetings, and relevant details of proposed resolutions, including biographies of each candidates standing for re-election and whether such candidates are considered to be independent.
- At the commencement of each AGM, detailed procedures for demanding and conducting a poll by shareholders had been explained.
- Questions from shareholders in each AGM were answered.
- The results of the poll are published in the newspapers and on the Company's corporate website.
- Financial and all shareholder communications of the Company are made available on the Company's corporate website, which is updated on a regular basis.

Deviation: Nil

On behalf of the Board

Ma Huateng
Chairman

Hong Kong, 19 March 2008



INDEPENDENT AUDITOR'S REPORT

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF TENCENT HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Tencent Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 52 to 144, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in shareholders' equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2007, and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 19 March 2008

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2007 RMB'000	2006 RMB'000
ASSETS			
Non-current assets			
Fixed assets	6	**839,256**	549,109
Construction in progress	7	**112,232**	14,462
Investment property	8	**66,414**	–
Leasehold land and land use rights	9	**36,796**	10,018
Intangible assets	10	**670,692**	155,587
Investment in a jointly controlled entity		**179**	–
Deferred income tax assets	28	**287,652**	130,522
Held-to-maturity investments	13	**73,046**	–
Available-for-sale financial assets	14	**63,605**	56,440
		2,149,872	916,138
Current assets			
Inventories		**1,701**	2,466
Accounts receivable	15	**535,528**	399,337
Prepayments, deposits and other receivables	16	**130,406**	113,768
Financial assets held for trading	17	**266,495**	195,907
Derivative financial instruments	18	**47,759**	–
Held-to-maturity investments	13	**–**	234,261
Term deposits with initial term of over three months	19	**604,486**	944,375
Restricted cash	19	**300,000**	–
Cash and cash equivalents	20	**2,948,757**	1,844,320
		4,835,132	3,734,434
Total assets		**6,985,004**	4,650,572
EQUITY			
Equity attributable to the Company's equity holders			
Share capital	21	**194**	192
Share premium	21	**1,455,854**	1,459,020
Share-based compensation reserve	21	**220,230**	118,078
Other reserves	22	**93,712**	80,925
Retained earnings		**3,413,823**	2,059,541
		5,183,813	3,717,756
Minority interests in equity		**91,630**	–
Total equity		**5,275,443**	3,717,756

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2007 RMB'000	2006 RMB'000
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	28	**59,944**	16,821
Long-term payable		**–**	48,148
		59,944	64,969
Current liabilities			
Accounts payable	24	**117,062**	38,934
Other payables and accruals	25	**669,194**	444,387
Short-term bank borrowing	26	**292,184**	–
Derivative financial instruments	18	**30,060**	–
Current income tax liabilities		**71,133**	47,472
Other tax liabilities	36(b)	**134,746**	17,715
Deferred revenue	27	**335,238**	319,339
		1,649,617	867,847
Total liabilities		**1,709,561**	932,816
Total equity and liabilities		**6,985,004**	4,650,572
Net current assets		**3,185,515**	2,866,587
Total assets less current liabilities		**5,335,387**	3,782,725

On behalf of the board of directors of the Company

Ma Huateng
Director

Zhang Zhidong
Director

The notes on pages 59 to 144 are an integral part of these consolidated financial statements.

BALANCE SHEET - THE COMPANY

	Note	As at 31 December 2007 RMB'000	2006 RMB'000
ASSETS			
Non-current assets			
Fixed assets		115	167
Intangible assets		1,695	534
Investments in subsidiaries	11(a)	248,529	146,361
		250,339	147,062
Current assets			
Amounts due from subsidiaries	11(b)	2,192,300	1,538,076
Prepayments, deposits and other receivables		3,418	1,889
Term deposits with initial term of over three months	19	–	15,618
Cash and cash equivalents	20	109,449	67,394
		2,305,167	1,622,977
Total assets		2,555,506	1,770,039
EQUITY			
Equity attributable to the Company's equity holders			
Share capital	21	194	192
Share premium	21	1,455,854	1,459,020
Share-based compensation reserve	21	220,230	118,078
Retained earnings		637,069	69,057
		2,313,347	1,646,347
LIABILITIES			
Current liabilities			
Amounts due to subsidiaries	11(b)	227,855	119,034
Other payables and accruals		14,304	4,658
		242,159	123,692
Total equity and liabilities		2,555,506	1,770,039

On behalf of the board of directors of the Company

Ma Huateng
Director

Zhang Zhidong
Director

The notes on pages 59 to 144 are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Revenues			
Internet value-added services		**2,513,728**	1,825,343
Mobile and telecommunications value-added services		**807,645**	700,114
Online advertising		**493,018**	266,684
Others		**6,532**	8,300
		3,820,923	2,800,441
Cost of revenues	29, 31	**(1,117,557)**	(817,062)
Gross profit		**2,703,366**	1,983,379
Other gains, net	30	**69,212**	83,195
Selling and marketing expenses	31	**(297,439)**	(293,247)
General and administrative expenses	31	**(840,113)**	(610,022)
Operating profit		**1,635,026**	1,163,305
Finance costs	35	**(100,192)**	(46,534)
Share of loss of a jointly controlled entity		**(331)**	–
Profit before income tax		**1,534,503**	1,116,771
Income tax benefit/(expense)	36(a)	**33,505**	(52,971)
Profit for the year		**1,568,008**	1,063,800
Attributable to:			
Equity holders of the Company		**1,566,020**	1,063,800
Minority interests		**1,988**	–
		1,568,008	1,063,800
Earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB per share)			
– basic	37(a)	**0.880**	0.603
– diluted	37(b)	**0.853**	0.585
Dividends	38	**HKD0.16 per share**	HKD0.12 per share

The notes on pages 59 to 144 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended 31 December 2007

	Attributable to equity holders of the Company							
	Share capital	Share premium	Share-based compensation reserve	Other reserves	Retained earnings	Total	Minority interests	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000 (Note 22)	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2006	192	1,666,044	40,109	66,609	1,155,459	2,928,413	-	2,928,413
Profit for the year	-	-	-	-	1,063,800	1,063,800	-	1,063,800
Employees share option scheme:								
- value of employee services	-	-	77,969	-	-	77,969	-	77,969
- proceeds from shares issued	2	34,052	-	-	-	34,054	-	34,054
Repurchase and cancellation of shares	(2)	(241,076)	-	-	-	(241,078)	-	(241,078)
Profit appropriations to statutory reserves	-	-	-	14,316	(14,316)	-	-	-
Dividend relating to 2005	-	-	-	-	(145,402)	(145,402)	-	(145,402)
Balance at 31 December 2006	192	1,459,020	118,078	80,925	2,059,541	3,717,756	-	3,717,756
Balance at 1 January 2007	**192**	**1,459,020**	**118,078**	**80,925**	**2,059,541**	**3,717,756**	**-**	**3,717,756**
Profit for the year	-	-	-	-	1,566,020	1,566,020	1,988	1,568,008
Employees share option scheme:								
- value of employee services	-	-	102,152	-	-	102,152	-	102,152
- proceeds from shares issued	3	104,087	-	-	-	104,090	-	104,090
Repurchase and cancellation of shares	(1)	(107,253)	-	-	-	(107,254)	-	(107,254)
Profit appropriations to statutory reserves	-	-	-	5,544	(5,544)	-	-	-
Dividend relating to 2006 (Note 38)	-	-	-	-	(210,211)	(210,211)	-	(210,211)
Business combinations (Note 42)	-	-	-	7,243	4,017	11,260	89,642	100,902
Balance at 31 December 2007	**194**	**1,455,854**	**220,230**	**93,712**	**3,413,823**	**5,183,813**	**91,630**	**5,275,443**

The notes on pages 59 to 144 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Cash flows from operating activities			
Cash generated from operations	39(a)	**1,641,400**	1,573,821
Income tax paid		**(105,696)**	(66,363)
Net cash generated from operating activities		**1,535,704**	1,507,458
Cash flows from investing activities			
Payments for business combinations occurred before the year of 2007		**(40,158)**	(55,076)
Payments for business combinations occurred during the year of 2007, net of cash acquired		**(139,974)**	–
Payment for investment in a jointly controlled entity		**(510)**	–
Purchase of fixed assets, construction in progress and investment property		**(566,781)**	(313,714)
Proceeds from disposals of fixed assets		**11,234**	–
Payments for leasehold land and land use rights		**(27,301)**	(10,206)
Purchase of intangible assets		**(197,165)**	(23,718)
Purchase of available-for-sale financial assets		**(60,857)**	(20,367)
Purchase of held-to-maturity investments		**(73,046)**	–
Proceeds from maturity of held-to-maturity investments		**222,089**	–
Receipt from the repayments of term deposits with initial term of over three months		**748,389**	329,314
Payments for term deposits with initial term of over three months		**(408,500)**	(827,964)
Interest received		**98,333**	59,002
Net cash used in investing activities		**(434,247)**	(862,729)

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Cash flows from financing activities			
Proceeds from short-term bank borrowing		**292,184**	-
Proceeds from issuance of ordinary shares		**104,090**	34,054
Payments for repurchase of shares		**(107,254)**	(241,078)
Dividends paid to Company's shareholders		**(210,211)**	(145,402)
Net cash generated/(used) in financing activities		**78,809**	(352,426)
Net increase in cash and cash equivalents		**1,180,266**	292,303
Cash and cash equivalents at beginning of the year		**1,844,320**	1,576,044
Exchange losses on cash and cash equivalents		**(75,829)**	(24,027)
Cash and cash equivalents at end of the year		**2,948,757**	1,844,320

The notes on pages 59 to 144 are an integral part of these consolidated financial statements.

1 GENERAL INFORMATION

Tencent Holdings Limited (the "Company") was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Company and its subsidiaries (collectively, the "Group") are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The operations of the Group were initially conducted through Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), a limited liability company established in the PRC by certain shareholders of the Company on 11 November 1998. Tencent Computer is legally owned by the core founders of the Company who are PRC citizens (the "Registered Shareholders").

The PRC laws and regulations limit foreign ownership of companies providing value-added telecommunications services, which included activities and services operated by Tencent Computer. In order to enable certain foreign companies to make investments into the business of the Group, the Company established a subsidiary, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), which is a wholly foreign owned enterprise incorporated in the PRC on 24 February 2000. The foreign investors of the Company then subscribed to additional equity interest in the Company.

Certain contractual arrangements have been made among the Company, Tencent Technology, Tencent Computer and the Registered Shareholders in order that the decision-making rights and operating and financing activities of Tencent Computer are ultimately controlled by the Company. The Company and Tencent Technology are also entitled to substantially all of the operating profits and residual benefits generated by Tencent Computer under these arrangements. In particular, the Registered Shareholders are required under their contractual arrangements with the Group to transfer these interests in Tencent Computer to the Group or the Group's designee upon the Group's request at a pre-agreed nominal consideration.

As a result, Tencent Computer is accounted for as a subsidiary and the formation of the Group was accounted for as a business combination between entities under common control under a method similar to the uniting of interests method for recording all assets and liabilities at predecessor carrying amounts. This approach was adopted because in management's belief it best reflects the substance of the formation.

The Group also established/acquired certain companies in the PRC, which are providers of mobile telecommunications or Internet value-added services to users or game developers and have contractual arrangements similar to those described above (See Note 11 (a)(ii) for details).

These consolidated financial statements have been approved for issue by the board of directors on 19 March 2008.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets held for trading and derivative financial instruments.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

(a) Assessment and adoption of new IFRS, interpretations and amendments

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the financial year ended 31 December 2007.

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosure
IFRS 7	Financial Instruments: Disclosures
IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation (Cont'd)

(a) Assessment and adoption of new IFRS, interpretations and amendments (Cont'd)

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IAS 1 (Amendment) – requires an entity to disclose the information that enables users of its financial statements to evaluate the entity's objectives, policies and process of managing capital. The Group has applied this amendment from 1 January 2007.

2) IFRS 7 – It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Group has applied this standard from 1 January 2007.

3) IFRIC 7 is not relevant to the Group's operations.

4) IFRIC 8 – Scope of IFRS 2 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instrument issued – to establish whether or not they fall within the scope of IFRS 2. The Group has applied this interpretation from 1 January 2007 and management considered that this interpretation did not have a significant impact on the Group's financial statements.

5) IFRIC 9 – requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group has applied this interpretation from 1 January 2007 and management considered that this interpretation did not have a significant impact on the Group's financial statements.

6) IFRIC 10 – prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has applied this interpretation from 1 January 2007 and management considered that this interpretation did not have a significant impact on the Group's financial statements.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation (Cont'd)

(b) Standards, interpretations and amendments to published standards which are not yet effective

The following new standards, interpretations and amendments to the existing standards have been published and are mandatory for the Group's accounting periods beginning on or after 1 March 2007 or later periods, but the Group has not yet early adopted them:

1) IAS 23 (Amendment), Borrowing costs (effective from 1 January 2009)

The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. Management does not expect this amendment has significant impact on the Group.

2) IFRS 8, Operating Segment (effective from 1 January 2009)

IFRS 8 replaces IAS 14. The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purpose. Management is in the process of making assessment on the impact on the segment reporting manner.

3) IFRIC 11, IFRS 2 - Group and Treasury Share Transactions (effective from 1 March 2007)

IFRIC 11 provides guidance on whether share-based transactions' involving treasury shares or involving group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. Management does not expect this interpretation has any impact on the Group's consolidated financial statements.

4) IFRIC 12, Service Concession Arrangements (effective from 1 January 2008)

IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Group's operations because none of the Group's companies provided for public sector services.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation (Cont'd)

(b) Standards, interpretations and amendments to published standards which are not yet effective (Cont'd)

5) IFRIC 13, Customer Loyalty Programmes (effective from 1 July 2008)

IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customers is allocated between the components of the arrangement using fair values. Management is in the process of making assessment on its impact and is not yet in a position to state what impact they would have on the Group's results of operations and financial position.

6) IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective from 1 January 2008)

IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Management does not expect this interpretation has any material impact on the Group's financial statements.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2.8(a)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.2 Consolidation (Cont'd)

(a) Subsidiaries (Cont'd)

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted by the Company on the basis of dividends received and receivable.

(b) Jointly controlled entities

The Group's interests in jointly controlled entities are accounted for by the equity method. The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other long term unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entities.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in RMB, which is both the functional currency of the Company and presentation currency of the Group.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in equity.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.4 Foreign currency translation (Cont'd)

(c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of RMB are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.5 Fixed assets

All fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment charge. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated on the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	20 - 50 years
Computer equipment	3 - 5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of their useful lives or over the lease terms

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Construction in progress represents buildings under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to fixed assets when completed and ready for use.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.9).

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognised within "Other gains, net" in the income statement.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.6 Investment property

Investment property is held for long-term rental yields and is not occupied by the Group. Investment property is carried at historical cost less accumulated depreciation and accumulated impairment charge. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on the straight-line method to allocate their cost to their residual values over their estimated useful lives of 50 years.

Investment property's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Investment property's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

2.7 Leasehold land and land use rights

Leasehold land and land use rights are up-front payments to acquire long-term interest in land. These payments are stated at cost and charged to consolidated income statement or capitalised in construction in progress on a straight-line basis over the remaining period of the lease.

2.8 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates and is tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those CGU or groups of CGU that are expected to benefit from the business combination in which the goodwill arose.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.8 Intangible assets (Cont'd)

(b) Other intangible assets

Other intangible assets mainly include licenses, computer software and technology, non-compete agreements and media advertising databases. They are initially recognised and measured at cost or estimated fair value for intangible assets acquired through business combinations.

Other intangible assets are being amortised over their estimated economic lives (generally three to seven years).

2.9 Impairment of non-financial assets

Assets that have an indefinite useful life or are not yet available for use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.10 Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date; these are classified as non-current assets. Loans and receivables are classified as "accounts receivable", "other receivables" and "cash and cash equivalents" in the balance sheet (Notes 2.13 and 2.14).

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities and the Group's management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date; these are classified as current assets.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any other category. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.10 Financial assets (Cont'd)

Regular purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "Financial assets at fair value through profit or loss" category are presented in the income statement within "Other gains, net" in the period in which they arise.

Changes in the fair value of monetary securities and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities.

Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of accounts receivable is described in Note 2.13.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.11 Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

During the year, the Group did not hold any derivative instruments designated as a hedging instrument but held certain derivative instruments which did not qualify for hedge accounting. The derivative instruments, which do not qualify for hedge accounting, are accounted for at fair value through profit and loss. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement within "Other gains, net".

2.12 Inventories

Inventories are commodities purchased from third parties, and mainly consist of low value consumable gifts. Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method.

2.13 Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement. When an accounts receivable is uncollectible, it is written off against the allowance account for accounts receivable. Subsequent recoveries of amounts previously written off are credited to the income statement.

2.14 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with initial term of three months or less.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.15 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, from the proceeds.

Where any group company purchases the Company's equity share capital (treasury share), the considerations paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs) is included in equity attributable to the Company's equity holders.

2.16 Accounts payable

Accounts payable is recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.17 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.18 Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company's subsidiaries and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.19 Employee benefits

(a) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick and maternity leave are not recognised until the time of leave.

(b) Pension obligations

The Group contributes on a monthly basis to various defined contribution benefit plans organised by the relevant governmental authorities. The Group's liability in respect of these plans is limited to the contributions payable in each period. Contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separate from those of the Group.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.19 Employee benefits (Cont'd)

(c) Share-based compensation benefits

The Group adopted three share option schemes (see Note 23). The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted by using an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

The Group also adopted a share award scheme (see Note 23) during the year ended 31 December 2007. As at 31 December 2007, no shares under this scheme were granted.

2.20 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.21 Revenue recognition

The Group principally derives revenues from provision of Internet value-added services, mobile and telecommunications value-added services and online advertising services in the PRC.

(a) Internet value-added services and mobile and telecommunications value-added services

Revenue from Internet value-added services are derived from the provision of community and online entertainment services across various Internet platforms.

Mobile and telecommunications value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tone services, music and image/picture downloads, mobile news and information content services and mobile game services.

Internet value-added services and mobile and telecommunications value-added services are either billed on a monthly subscription basis or on a per transaction/message basis. Certain of these services are delivered to the Group's customers through the platforms of various subsidiaries of mobile operators in the PRC, mainly China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom"), and these operators also collect certain service fees (the "Internet and Mobile Service Fees") on behalf of the Group.

In collecting the Internet and Mobile Service Fees on behalf of the Group by China Mobile and China Unicom, the two mobile operators are entitled to a fixed commission, which is calculated based on agreed percentages of the Internet and Mobile Service Fees received/receivable by them, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these operators (collectively defined as "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Internet and Mobile Service Fees collected by the two operators from the users, with the net amounts remitted to the Group.

The Internet and Mobile Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis. The Group recognises the Internet and Mobile Service Fees as revenue on a gross basis and treats the Mobile and Telecom Charges as cost of revenue.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.21 Revenue recognition (Cont'd)

(a) Internet value-added services and mobile and telecommunications value-added services (Cont'd)

For the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies. Historical data used in estimating revenues include the most recent three-month history of the Internet and Mobile Service Fees actually derived from the operations, the number of subscriptions and the volume of data transmitted between the network gateways of the Group and the mobile operators. Adjustments are made in subsequent periods in the event that the actual revenue amounts are different from the original estimates.

In addition, the Internet value-added services can also be paid through prepaid cards and tokens sold by the Group through non-mobile channels such as sales agents appointed by the Group, telecommunication operators, broadband service providers, Internet cafes and banks. Receipts from the sales of prepaid cards and tokens are deferred and recorded as "deferred revenue" in the consolidated balance sheet. The amounts are recognised as revenue of the Group based on the actual utilization for consumption of the respective services (see also Note 27).

(b) Online advertising

Online advertising revenues are mainly derived from fees for selling advertising space on the Group's websites, instant messaging windows and game portal in the forms of banners, links and logos, etc. and delivery of search-based advertising by various means throughout the community created by the Group.

For advertising contracts based on the actual time period that the advertisements appear on the Group's websites, instant messaging windows or game portal, the revenues are recognised ratably over the period in which the advertisements are displayed.

(c) Interest income

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(d) Dividend income

Dividend income is recognised when the right to receive payment is established.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.22 Government grants/subsidies

Grants/subsidies from government are recognised at their fair value where there is a reasonable assurance that the grants/subsidies will be received and the Group will comply with all attached conditions.

Under these circumstances, the grants/subsidies are recognised as income or matched with the associated costs which the grants/subsidies are intended to compensate.

2.23 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.24 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2.25 Research and development expenses

Research expenditure is recognised as an expense as incurred.

Costs incurred on development projects (relating to the design and testing of new or improved products) are capitalised as intangible assets when recognition criteria are fulfilled. Other development expenditures that do not meet those criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding five years.

Development assets are tested for impairment annually in accordance with IAS 36 - Impairment of Assets.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and price risk), credit risk and interest rate risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group. Risk management is carried out by the senior management of the Group, which included the executive directors of the Group.

(a) Market risk

i) Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government.

The Group's non-RMB monetary assets as at 31 December 2007 are listed below.

	Currency	**As at 31 December**	
Monetary assets	**denomination**	**2007**	2006
		RMB'000	RMB'000
Non-current assets			
Held-to-maturity investments	USD	**73,046**	–
Current assets			
Held-to-maturity investments	USD	–	234,261
Financial assets held for trading	USD	**266,495**	195,907
Term deposits with initial term of over three months	USD	**225**	17,261
Term deposits with initial term of over three months	HKD	**300**	314
Cash and cash equivalents	USD	**1,764,204**	612,790
Cash and cash equivalents	HKD	**224,678**	99,420

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with its deposits and investments. The Group did not purchase forward contracts to hedge the foreign exchange risk. However, the Group has entered into certain foreign exchange forward contracts arrangements that will lock in a fixed gain as mentioned in Note 18 and Note 26.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(a) Market risk (Cont'd)

i) Foreign exchange risk (Cont'd)

During the year ended 31 December 2007, the Group suffered exchange losses of approximately RMB98,603,000 (2006: RMB41,149,000) as a result of RMB appreciation. The losses were recorded as finance costs in the consolidated income statement for the year ended 31 December 2007.

At 31 December 2007, if USD/HKD had strengthened/weakened by 5% against RMB with all other variables held constant, the profit for the year would have been approximately RMB116,447,000 higher/lower, mainly as a result of foreign exchange gains/losses on translation of USD/HKD denominated monetary assets, financial assets at fair value through profit and loss.

ii) Price risk

The Group is exposed to price risk because of investments held by the Group and classified as financial assets held for trading or available-for-sale financial assets. The Group is not exposed to commodity price risk. To manage its price risk arising from the investments, the Group diversifies its portfolio.

The financial assets held for trading as at 31 December 2007 represented investment portfolio and principal protected notes and actively traded. If the price of such investments had been 5% higher/lower as at 31 December 2007, the profit for the year would have been approximately RMB13,325,000 higher/lower as a result of increase/decrease in the fair value on financial assets held for trading.

The available-for-sale financial assets are held for strategic rather than trading purposes. The Group does not actively trade these investments.

The sensitivity analysis is determined based on the exposure to equity price risks of available-for-sale financial assets at balance sheet date. If equity prices had been 5% higher or lower as 31 December 2007, the equity would have been approximately RMB3,180,000 higher/lower.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(a) Market risk (Cont'd)

iii) Interest rate risk

The Group has an interest-bearing borrowing and the interest rate of the borrowing issued at fixed rate exposes the Group to fair value interest-rate risk (see Note 26 for details). The Group's exposure to changes in interest rates is also attributable to its interest-bearing assets including held-to-maturity investments, term deposits with initial term of over three months, restricted cash and cash and cash equivalents, details of which have been disclosed in Notes 13, 19 and 20. Other financial assets and liabilities do not have material interest rate risk. The Group did not purchase interest-rate swaps to hedge the fair value interest-rate risk arising from the borrowing at fixed rate.

For 2007, if the average interest rate on held-to-maturity investments, term deposits with initial term of over three months, restricted cash and cash and cash equivalents had been increased/decreased by 10% with all other variables held constant, the profit for the year would have been approximately RMB8,574,000 higher/lower as a result of higher/lower interest income.

(b) Credit risk

The Group is exposed to credit risk in relation to its cash and cash equivalent, deposits (including restricted cash) with banks and financial institution, derivative financial instruments, as well as accounts and other receivables.

The carrying amounts of cash and cash equivalents, restricted cash, term deposits with initial term of over three months and accounts and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets.

To manage this risk, deposits are mainly placed with state-owned financial institutions in the PRC and international high credit quality financial institutions outside the PRC. There was no recent history of default of cash and cash equivalents, restricted cash and term deposits with initial term of over three months from these financial institutions.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(b) Credit risk (Cont'd)

For accounts receivable, as mentioned in Note 2.21(a), a large portion of Internet and Mobile Service Fees is derived from co-operative arrangements with China Mobile and China Unicom. In addition, the Group also has a large amount with China Telecommunications Corporation. If the strategic relationship with either mobile and telecommunication operator is terminated or scaled-back; or if the mobile and telecommunication operators alter the co-operative arrangements; or if they experience financial difficulties in paying us, the Group's mobile and telecommunications value-added services and Internet value-added services might be adversely affected in terms of recoverability of receivables.

However, in view of our history of cooperation with the mobile operators and the sound collection history of the receivables due from them, management believes that there is no material credit risk inherent in the Group's outstanding accounts receivable balances.

(c) Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents and marketable securities. Due to the dynamic nature of the underlying businesses, the Group's financial department maintains flexibility in funding by maintaining adequate amount of cash and cash equivalent.

The table below analyses the Group's and the Company's financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balance due within 12 months equal to their carrying balances, as the impact of discounting is not significant.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(c) Liquidity risk (Cont'd)

	Less than 1 years	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group					
At 31 December 2007					
Borrowing	**292,184**	–	–	–	**292,184**
Derivative financial instruments	**30,060**	–	–	–	**30,060**
Accounts payable, other payables and accruals	**786,256**	–	–	–	**786,256**
Total	**1,108,500**	–	–	–	**1,108,500**
At 31 December 2006					
Accounts payable, other payables and accruals	483,321	–	–	–	483,321
Total	483,321	–	–	–	483,321

	Less than 1 years	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Company					
At 31 December 2007					
Amounts due to subsidiaries	**227,855**	–	–	–	**227,855**
Other payables and accruals	**14,304**	–	–	–	**14,304**
Total	**242,159**	–	–	–	**242,159**
At 31 December 2006					
Amounts due to subsidiaries	119,034	–	–	–	119,034
Other payables and accruals	4,658	–	–	–	4,658
Total	123,692	–	–	–	123,692

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.2 Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholder value in the long term.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or redeem the Company's shares.

The Group monitors capital by regularly reviewing the gearing ratio. The gearing ratio is calculated as total liabilities divided by total assets, as shown in the consolidated balance sheet.

The gearing ratio as at 31 December 2007 and 2006 were as follows:

	2007	2006
	RMB'000	RMB'000
Total liabilities	**1,709,561**	932,816
Total assets	**6,985,004**	4,650,572
Gearing ratio	**24%**	20%

The increase in the gearing ratio during 2007 resulted primarily from the bank borrowing of RMB292,184,000 made in 2007 (see Note 26 for details).

3.3 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of accounts receivable and payable approximate their fair values. The fair value of financial liabilities for disclosure purpose is estimated by discounting the future contractual cash flows at the current market interest rate that is applicable for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services

As mentioned in Note 2.21(a), for the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies.

As at 31 December 2007, the balance of accounts receivable due from China Mobile and China Unicom, which had not been confirmed, was estimated to be RMB148,838,000 (31 December 2006: RMB51,020,000).

Were the actual outcome to differ by 10% from management's estimates, the Group would need to:

- reduce the revenue and accounts receivable by RMB14,884,000 if unfavorable; or
- increase the revenue and accounts receivable by RMB14,884,000 if favorable.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

4.1 Critical accounting estimates and assumptions (Cont'd)

(b) Recognition of share-based compensation expenses

As mentioned in Note 2.19(c), the Company has granted share options to its employees. The directors have used the Black-Scholes valuation model (the "BS Model") to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement on parameters, such as risk free rate, dividend yield and expected volatility, is required to be made by the directors in applying the BS Model (Note 23).

The fair value of options granted for the year ended 31 December 2007 determined using the BS Model was approximately HKD267,061,000 (2006: HKD103,161,000).

In addition, the Group has to estimate the expected yearly percentage of grantees that will stay within the Group at the end of the vesting period ("expected retention rate of grantees") to determine the amount of share-based compensation expenses charged into income statement. As at 31 December 2007, the expected retention rate of grantees is assessed to be 87% (31 December 2006: 87%).

If the expected retention rate of grantees had been increased/decreased by 10%, the amount of share-based compensation expenses would be increased/decreased by RMB11,014,000.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

4.2 Critical judgments in applying the Group's accounting policies

(a) Recognition of deferred tax assets

Certain intragroup software and technology sales have been transacted within the Group. The self-developed software and technology purchased by two subsidiary companies, Tencent Computer and Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), from other group companies have been initially recorded at the purchase prices as costs and then amortised over their contracted useful lives (the "Amortisation") in their local statutory financial statements, while these transactions were eliminated at the group level.

The Amortisation has been treated as a deductible expense in ascertaining the assessable profits of Tencent Computer and Shiji Kaixuan while the eliminated transaction costs were non-tax deductible at the group level. As a result, the Group has recognised deferred tax assets relating to the timing differences arising from such intragroup software and technology sales. The amount of the deferred tax assets was calculated based on temporary differences arising from the accounting bases (at the group level) and the tax bases of the software and technology involved in the intragroup transactions reported by Tencent Computer and Shiji Kaixuan at their enacted enterprise income tax rates.

Pursuant to the PRC Enterprise Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax for domestic and foreign enterprises is unified at 25%, effective from 1 January 2008. In addition, the PRC Enterprise Income Tax Law also provides a five-year transitional period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations.

On 26 December 2007, the State Council issued the "Circular to Implementation the Transition Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates of Tencent Computer and Shiji Kaixuan, which established in Shenzhen Special Economic Zone before 16 March 2007, should be 18%, 20%, 22%, 24% and 25% respectively in the years of 2008, 2009, 2010, 2011 and 2012.

The deferred income tax assets shall be measured at the tax rates that are expected to apply to the period when the asset is realised, and accordingly, management determined the related deferred tax assets based on the above new income tax rates applicable to Tencent Computer and Shiji Kaixuan.

As at 31 December 2007, the relevant deferred tax assets were approximately RMB287,652,000 (31 December 2006: RMB130,522,000) (Note 28).

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont'd)

4.2 Critical judgments in applying the Group's accounting policies (Cont'd)

(b) Impairment of intangible assets

During 2006, the Group entered into an agreement with the equity owners of Joymax Development Ltd. and its subsidiary, Beijing Emark Information and Technology Company Limited ("Beijing Emark"), to acquire all the equity interest of Joymax Development Ltd. and the business conducted by the Joymax Group (the "Joymax Acquisition").

According to the terms of the agreement, the total consideration of the acquisition contains installments which are determined with reference to certain multiples of the operating results to be achieved by Beijing Emark for the years ended 31 December 2006 and 2007, respectively (referred to as "Earn-out Considerations").

As at 31 December 2007, based on the 2007 operating results of Beijing Emark, the Group has no longer been required to pay the remaining Earn-out Considerations to the original equity owners of Joymax Development Ltd. and accordingly, the Group reversed all the remaining payable of Earn-out Considerations of RMB49,805,000, of which RMB21,531,000 was firstly setoff against the relevant goodwill and the remaining amount of RMB28,274,000 was treated as a gain recorded in "Other gains, net" (Note 30).

The Group also made a full impairment charge for some identified intangible assets initially recognised on Joymax Acquisition with a total amount of RMB60,525,000 (Note 10), which comprised non-compete agreement, media advertising database and customer database, after assessing impairment for such assets with reference to the Joymax Group's 2007 operating results and forecast cash flows.

5 SEGMENT INFORMATION

(a) Primary reporting format – business segments

For the year ended 31 December 2007, the Group was principally engaged in the provision of the following services:

- Internet value-added services
- Mobile and telecommunications value-added services
- Online advertising

Other operations of the Group mainly comprised provision of trademark licensing and instant messaging services in business enterprise solution. Neither of these constitutes a separately reportable segment.

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

The segment results and other segment items of the Group for the years ended 31 December 2007 and 2006 are presented as follows:

Year ended 31 December 2007	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Segment revenues	2,513,728	807,645	493,018	6,532	3,820,923
Segment result (gross profit/(loss))	1,885,746	497,535	346,301	(26,216)	2,703,366
Other gains, net					69,212
Selling and marketing expenses					(297,439)
General and administrative expenses					(840,113)
Operating profit					1,635,026
Finance costs					(100,192)
Share of loss of a jointly controlled entity					(331)
Profit before income tax					1,534,503
Income tax benefit					33,505
Profit for the year					1,568,008
Segment assets	972,900	236,125	191,647	26,143	1,426,815
Unallocated assets					5,558,189
Total assets					6,985,004
Segment liabilities	415,557	30,884	49,112	7,597	503,150
Unallocated liabilities					1,206,411
Total liabilities					1,709,561

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

Year ended 31 December 2007	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Other segment items					
Capital expenditure	697,714	74,775	7,249	9,153	788,891
Unallocated capital expenditure					499,094
Total capital expenditure					1,287,985
Depreciation	42,974	11,741	2,573	3,413	60,701
Unallocated depreciation					86,625
Total depreciation					147,326
Amortisation	3,958	30,563	-	-	34,521
Unallocated amortisation					11,084
Total amortisation					45,605
Impairment charge for intangible assets	-	60,525	-	-	60,525

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

Year ended 31 December 2006	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Segment revenues	1,825,343	700,114	266,684	8,300	2,800,441
Segment result (gross profit/(loss))	1,399,152	427,556	172,744	(16,073)	1,983,379
Other gains, net					83,195
Selling and marketing expenses					(293,247)
General and administrative expenses					(610,022)
Operating profit					1,163,305
Finance costs					(46,534)
Profit before income tax					1,116,771
Income tax expense					(52,971)
Profit for the year					1,063,800

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

Year ended 31 December 2006	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Segment assets	444,918	238,315	104,861	12,937	801,031
Unallocated assets					3,849,541
Total assets					4,650,572
Segment liabilities	408,558	34,770	46,149	6,067	495,544
Unallocated liabilities					437,272
Total liabilities					932,816
Other segment items					
Capital expenditure	119,657	162,682	7,287	5,757	295,383
Unallocated capital expenditure					182,738
Total capital expenditure					478,121
Depreciation	42,287	8,584	2,663	2,075	55,609
Unallocated depreciation					50,807
Total depreciation					106,416
Amortisation	–	20,223	-	–	20,223
Unallocated amortisation					7,911
Total amortisation					28,134

5 SEGMENT INFORMATION (Cont'd)

(a) Primary reporting format – business segments (Cont'd)

There were no transactions between the business segments. Unallocated costs represent corporate expenses.

Segment assets consist primarily of fixed assets, intangible assets and receivables. Segment liabilities comprise operating liabilities and exclude items such as tax and other current liabilities. Capital expenditures represent additions to fixed assets, construction in progress, investment property, leasehold land and land use rights and intangible assets. Unallocated assets consist primarily of corporate assets such as held-to-maturity investments, financial assets held for trading, available-for-sale financial assets, prepayments, deposits and other receivables, term deposits with initial term of over three months and cash and cash equivalents. Unallocated liabilities consist primarily of other payables and accruals and tax liabilities.

(b) Secondary reporting format – geographical segments

The Group mainly operates its businesses in the PRC (excluding Hong Kong). The Group also held financial instruments as investments which were traded in other territories.

	Revenue		**Total assets**		**Capital expenditure**	
	2007	2006	**2007**	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000
Operating assets						
– The PRC	**3,820,923**	2,800,441	**5,053,109**	3,476,381	**1,285,737**	478,121
– United States	**–**	–	**4,440**	–	**2,248**	–
Investments						
– Hong Kong	**–**	–	**550,911**	231,386	**–**	–
– United States	**–**	–	**735,705**	566,695	**–**	–
– Europe	**–**	–	**630,795**	301,549	**–**	–
– Other countries	**–**	–	**10,044**	74,561	**–**	–
Consolidated	**3,820,923**	2,800,441	**6,985,004**	4,650,572	**1,287,985**	478,121

Revenue is presented based on the countries/geographical regions in which the services are provided. Segment assets are presented according to where the risks and returns of these assets are located. Assets located in the PRC mainly relate to provision of Internet and mobile value-added services and online advertising. Assets outside the PRC are mainly held-to-maturity investments, financial assets held for trading, term deposits and cash and cash equivalents. Capital expenditures are presented according to where the assets are physically located.

6 FIXED ASSETS

	Buildings RMB'000	Computer equipment RMB'000	Furniture and office equipment RMB'000	Motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
At 1 January 2006						
Cost	65,762	338,462	14,678	3,722	43,307	465,931
Accumulated depreciation	-	(82,059)	(3,831)	(1,107)	(13,887)	(100,884)
Net book amount	65,762	256,403	10,847	2,615	29,420	365,047
Year ended 31 December 2006						
Opening net book amount	65,762	256,403	10,847	2,615	29,420	365,047
Business combinations	-	527	26	-	8	561
Additions	37,137	232,819	4,734	1,809	14,480	290,979
Disposals	-	(694)	(368)	-	-	(1,062)
Depreciation charge	(1,797)	(83,033)	(1,502)	(819)	(19,265)	(106,416)
Closing net book amount	101,102	406,022	13,737	3,605	24,643	549,109
At 31 December 2006						
Cost	102,899	569,728	19,114	5,531	56,797	754,069
Accumulated depreciation	(1,797)	(163,706)	(5,377)	(1,926)	(32,154)	(204,960)
Net book amount	101,102	406,022	13,737	3,605	24,643	549,109
Year ended 31 December 2007						
Opening net book amount	101,102	406,022	13,737	3,605	24,643	549,109
Business combinations (Note 42)	-	13,264	516	69	-	13,849
Additions	67,511	303,017	14,528	596	53,775	439,427
Disposals	-	(16,132)	(446)	-	-	(16,578)
Depreciation charge	(2,821)	(125,943)	(3,745)	(1,151)	(12,891)	(146,551)
Closing net book amount	165,792	580,228	24,590	3,119	65,527	839,256
At 31 December 2007						
Cost	170,410	862,070	33,178	6,431	110,572	1,182,661
Accumulated depreciation	(4,618)	(281,842)	(8,588)	(3,312)	(45,045)	(343,405)
Net book amount	165,792	580,228	24,590	3,119	65,527	839,256

6 FIXED ASSETS (Cont'd)

Depreciation expenses of RMB71,510,000 (2006: RMB53,739,000), RMB5,012,000 (2006: RMB6,923,000) and RMB70,029,000 (2006: RMB45,754,000) have been charged in cost of revenues, selling and marketing expenses and general and administrative expenses, respectively.

7 CONSTRUCTION IN PROGRESS

As at 31 December 2007, the construction in progress mainly represented the construction costs and other directly development costs of future Shenzhen headquarter of the Group located in Shenzhen City.

8 INVESTMENT PROPERTY

	2007 RMB'000	2006 RMB'000
Opening net book amount	–	–
Additions	67,189	–
Depreciation	(775)	–
Closing net book amount	66,414	–

The following amounts have been recognised in the consolidated income statement:

	2007 RMB'000	2006 RMB'000
Rental income	3,197	–
Direct operating expenses arising from investment property that generate rental income	(935)	–

8 INVESTMENT PROPERTY (Cont'd)

The investment property represented the office buildings in Beijing City, the PRC.

The fair value of the investment property is estimated at approximately RMB72,000,000 as at 31 December 2007 by management based on the current price in an active market.

The period of leases whereby the Group leases out its investment property under operating leases is 2 years.

The future aggregate minimum rentals receivables under non-cancellable operating leases are as follows:

	2007	2006
	RMB'000	RMB'000
Not later than 1 year	**3,477**	–
Later than 1 year and no later than 5 years	**577**	–
	4,054	–

9 LEASEHOLD LAND AND LAND USE RIGHTS

	2007	2006
	RMB'000	RMB'000
Opening net book amount	**10,018**	–
Additions	**27,301**	10,206
Amortisation		
– Capitalised in construction in progress	**(204)**	(188)
– Charge to consolidated income statement	**(319)**	–
Closing net book amount	**36,796**	10,018

10 INTANGIBLE ASSETS

	Goodwill	Computer software and technology	Non-compete agreements	Licenses	Media advertising databases	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2006							
Cost	3,010	14,424	5,865	-	-	476	23,775
Accumulated amortisation and impairment	-	(1,203)	(1,140)	-	-	-	(2,343)
Net book amount	3,010	13,221	4,725	-	-	476	21,432
Year ended 31 December 2006							
Opening net book amount	3,010	13,221	4,725	-	-	476	21,432
Business combinations	87,358	-	80,525	14,770	17,442	1,189	201,284
Decrease arising from the revision of the Earn-out Considerations of Joymax Acquisition	(62,901)	-	-	-	-	-	(62,901)
Additions	-	23,137	-	-	-	581	23,718
Amortisation charge	-	(5,635)	(16,718)	(2,116)	(3,198)	(279)	(27,946)
Closing net book amount	27,467	30,723	68,532	12,654	14,244	1,967	155,587
At 31 December 2006							
Cost	27,467	37,561	86,390	14,770	17,442	2,246	185,876
Accumulated amortisation and impairment	-	(6,838)	(17,858)	(2,116)	(3,198)	(279)	(30,289)
Net book amount	27,467	30,723	68,532	12,654	14,244	1,967	155,587

10 INTANGIBLE ASSETS (Cont'd)

	Goodwill	Computer software and technology	Non-compete agreements	Licenses	Media advertising databases	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Year ended 31 December 2007							
Opening net book amount	27,467	30,723	68,532	12,654	14,244	1,967	155,587
Business combinations (Note 42)	29,262	227,232	431	38,409	-	3,856	299,190
Decrease arising from the revision of the Earn-out Considerations of Joymax Acquisition	(21,531)	-	-	-	-	-	(21,531)
Additions	-	27,819	-	314,906	-	532	343,257
Amortisation charge	-	(12,427)	(18,096)	(10,439)	(3,488)	(836)	(45,286)
Impairment charge (Note 4.2(b))	-	-	(49,657)	—	(10,756)	(112)	(60,525)
Closing net book amount	35,198	273,347	1,210	355,530	-	5,407	670,692
At 31 December 2007							
Cost	35,198	292,612	86,821	368,085	17,442	6,634	806,792
Accumulated amortisation and impairment	-	(19,265)	(85,611)	(12,555)	(17,442)	(1,227)	(136,100)
Net book amount	35,198	273,347	1,210	355,530	-	5,407	670,692

Amortisation of RMB45,286,000 (2006: RMB27,946,000) was charged to general and administrative expenses for the year ended 31 December 2007.

10 INTANGIBLE ASSETS (Cont'd)

Impairment tests for goodwill

Goodwill as at 31 December 2007 was distributed among the Group's CGUs identified according to business segment or the operations of the companies acquired as follows:

	2007	2006
	RMB'000	RMB'000
Goodwill		
Joymax Acquisition (Note (a))	**–**	21,531
Acquisition of Shenzhen Domain (Note (b))	**23,424**	–
Other business combinations (Note (c))	**11,774**	5,936
	35,198	27,467

Note:

(a) The goodwill arising from Joymax Acquisition has been adjusted downward to zero as a result of the revision of the Earn-out Considerations of Joymax Acquisition during the year ended 31 December 2007 (Note 4.2(b)).

(b) Shenzhen Domain Computer Network Company Limited ("Shenzhen Domain") was treated as a separate CGU. Management considered that the recoverable amount of Shenzhen Domain as at 31 December 2007 would not be significantly different from the date of acquisition (in November 2007) and thus there was no impairment charge needed to be made against goodwill.

(c) Based on the similar assessment made by management, no impairment for goodwill was required as at 31 December 2007.

11 INTERESTS IN SUBSIDIARIES

(a) Investment in subsidiaries

The amount represents investments in equity interests in subsidiaries of the Company. Details are as follows:

	2007 RMB'000	2006 RMB'000
Investments in equity interests:		
- at cost, unlisted	27	11
- investments arising from share-based compensation (Note i)	220,230	118,078
- amounts due from subsidiaries (Note iv)	28,272	28,272
	248,529	146,361

The following is a list of principal subsidiaries of the Company as at 31 December 2007:

Name	Place and date of establishment and nature of legal entity	Particulars of issued/ paid-in capital	Percentage of equity interest attributable to the Company				Principal activities
			2007		2006		
			Direct	Indirect	Direct	Indirect	
Tencent Computer	Established on 11 November 1998 in the PRC, private limited liability company	RMB20,000,000	-	100% (Note ii)	-	100% (Note ii)	Provision of Internet instant messaging and value-added services and of Internet advertisement service
Tencent Technology	Established on 24 February 2000 in the PRC, wholly foreign owned enterprise	USD2,000,000	-	100%	-	100%	Development of computer software and provision of Internet information service
Shiji Kaixuan	Established on 13 January 2004 in the PRC, private limited liability company	RMB11,000,000	-	100% (Note ii)	-	100% (Note ii)	Provision of Internet instant messaging and value-added services and of Internet advertisement service

11 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/ paid-in capital	Percentage of equity interest attributable to the Company				Principal activities
			2007		2006		
			Direct	Indirect	Direct	Indirect	
Tencent Cyber (Tianjin) Company Limited ("Cyber Tianjin") (formerly known as Shidai Zhaoyang Technology (Shenzhen) Company Limited)	Established on 8 February 2004 in the PRC, wholly foreign owned enterprise	USD30,000,000	-	100%	-	100%	Provision of technical and management consultancy services
Tencent Asset Management Limited	Established on 7 July 2004 in BVI, private limited liability company	USD100	100%	-	100%	-	Assets management
Tencent Technology (Beijing) Company Limited ("Tencent Beijing")	Established on 30 March 2005 in the PRC, wholly foreign owned enterprise	USD1,000,000	-	100%	-	100%	Development of computer software and provision of Internet information services
High Morale Developments Limited	Established on 13 October 2005 in Hong Kong, private limited liability company	HKD2	100%	-	100%	-	Provision of VOIP services
Beijing Emark	Established on 8 January 2003 in the PRC, private limited liability company	RMB19,000,000	-	100% (Note ii)	-	100% (Note ii)	Provision of mobile and telecommunications value-added services
Shenzhen Tenpay Technology Limited ("Tenpay Technology")	Established on 25 August 2006 in the PRC, private limited liability company	RMB100,000,000	-	100% (Note iii)	-	100% (Note iii)	Provision of e-Commerce , electronic payment and settlement services

11 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/ paid-in capital	Percentage of equity interest attributable to the Company				Principal activities
			2007		2006		
			Direct	Indirect	Direct	Indirect	
Nanjing Wang Dian Technology Company Limited ("Wang Dian")	Established on 5 January 2000 in the PRC, private limited liability company	RMB10,290,000	-	100% (Note ii)	-	100% (Note ii)	Provision of mobile and telecommunications value-added services
Beijing BIZCOM Technology Company Limited ("Beijing BIZCOM")	Established on 11 June 2002 in the PRC, private limited liability company	RMB16,500,000	-	100% (Note ii)	-	-	Provision of mobile and telecommunications value-added services
Beijing Starsinhand Technology Company Limited ("Beijing Starsinhand")	Established on 13 July 2005 in the PRC, private limited liability company	RMB10,000,000	-	100% (Note ii)	-	-	Provision of mobile and telecommunications value-added services
Beijing Yonghang Technology Company Limited ("Beijing Yonghang")	Established on 21 January 2005 in the PRC, private limited liability company	RMB15,000,000	-	63.9% (Note iii)	-	-	Development of games
Shenzhen Domain	Established on 28 April 1997 in the PRC, private limited liability company	RMB10,000,000	-	60% (Note iii)	-	-	Development and provision of online games
Shenzhen Shiji Tian You Technology Company Limited	Established on 23 November 2007 in the PRC, private limited liability company	RMB10,000,000	-	100% (Note ii)	-	-	Design of computer software & hardware
Tencent Cyber (Shenzhen) Company Limited	Established on 17 January 2007 in the PRC, private limited liability company	USD30,000,000	-	100%	-	-	Provision of technical and management consultancy services

11 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Note i: The amount represents share-based compensation expenses arising from grant of share options of the Company to employees of subsidiaries in exchange for their services offered to the subsidiaries.

Note ii: As described in Note 1 and Note 42, the Company lacks equity ownership in these subsidiaries. Nevertheless, under certain contractual agreements enacted among the registered owners of these subsidiaries, the Company and its other subsidiaries, the Company controls these companies by way of controlling more than one half of the voting rights of them, governing their financial and operating policies and appointing or removing the majority of the members of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of these companies to the Company. As a result, they are presented as consolidating subsidiaries of the Company.

Note iii: These companies are directly owned by Tencent Computer or Shiji Kaixuan, on which the Company has indirect beneficial interests through contractual agreements (see Note (ii) above).

Note iv: The amounts due from subsidiaries mainly represent advances made for investments in Cyber Tianjin, Tencent Beijing and the Foxmail Acquisition (defined in the consolidated financial statements for the year ended 31 December 2005). All these balances are unsecured and interest free and their settlements are neither planned nor likely to occur in the foreseeable future. The directors consider that it is appropriate to treat the balances as quasi equities in these companies and record them as non-current assets of the Company.

(b) Amounts due from/(to) subsidiaries

The amounts due from/(to) subsidiaries represented current account balances within the Group. All balances are unsecured and interest free and are expected to be repayable within one year.

12 FINANCIAL INSTRUMENTS BY CATEGORY

The Group:

	Loans and receivables RMB'000	Financial assets at fair value through profit and loss RMB'000	Available-for-sale financial assets RMB'000	Held-to-maturity investments RMB'000	Total RMB'000
Assets					
At 31 December 2007					
Available-for-sale financial assets (Note 14)	–	–	63,605	–	63,605
Derivative financial instruments (Note 18)	–	47,759	–	–	47,759
Accounts receivable (Note 15)	535,528	–	–	–	535,528
Deposits and other receivables	75,459	–	–	–	75,459
Held-to-maturity investments (Note 13)	–	–	–	73,046	73,046
Financial assets held for trading (Note 17)	–	266,495	–	–	266,495
Term deposits with initial term of over three months (Note 19)	604,486	–	–	–	604,486
Restricted cash (Note 19)	300,000	–	–	–	300,000
Cash and cash equivalents(Note 20)	2,948,757	–	–	–	2,948,757
Total	4,464,230	314,254	63,605	73,046	4,915,135
At 31 December 2006					
Available-for-sale financial assets	–	–	56,440	–	56,440
Accounts receivable	399,337	–	–	–	399,337
Deposits and other receivables	92,367	–	–	–	92,367
Held-to-maturity investments	–	–	–	234,261	234,261
Financial assets held for trading	–	195,907	–	–	195,907
Term deposits with initial term of over three months	944,375	–	–	–	944,375
Cash and cash equivalents	1,844,320	–	–	–	1,844,320
Total	3,280,399	195,907	56,440	234,261	3,767,007

12 FINANCIAL INSTRUMENTS BY CATEGORY (Cont'd)

	Financial liabilities at fair value through profit and loss RMB'000	Other financial liabilities RMB'000	Total RMB'000
Liabilities			
At 31 December 2007			
Borrowing (Note 26)	–	292,184	292,184
Derivative financial instruments(Note 18)	30,060	–	30,060
Total	30,060	292,184	322,244

The Company:

	Loans and receivables RMB'000	Financial assets at fair value through profit and loss RMB'000	Available-for-sale financial assets RMB'000	Held-to-maturity investments RMB'000	Total RMB'000
Assets					
At 31 December 2007					
Deposits and other receivables	3,418	–	–	–	3,418
Cash and cash equivalents (Note 20)	109,449	–	–	–	109,449
Total	112,867	–	–	–	112,867
At 31 December 2006					
Deposits and other receivables	1,889	–	–	–	1,889
Term deposits with initial term of over three months	15,618	–	–	–	15,618
Cash and cash equivalents	67,394	–	–	–	67,394
Total	84,901	–	–	–	84,901

13 HELD-TO-MATURITY INVESTMENTS

As at 31 December 2007, the held-to-maturity investments represented a USD Constant Maturity Treasury Linked Bond ("CMT Linked Bond") with a principal amount of USD10,000,000. The return on CMT Linked Bond is at variable annual coupon rates over a period of two years maturing in 2009.

There was no impairment provision made against the held-to-maturity investments as at 31 December 2007. The fair value of held-to-maturity financial assets approximated its carrying amounts as at 31 December 2007.

The maximum exposure to credit risk at the reporting date is the carrying amount of held-to-maturity financial assets.

In addition, during the year ended 31 December 2007, three notes with a total principal amount of approximately USD30,000,000 matured and the related principals and interest have been received by the Group.

14 AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2007	2006
	RMB'000	RMB'000
Beginning of the year	**56,440**	36,073
Additions	**60,857**	20,367
Reduction (Note (a))	**(29,850)**	-
Impairment charge (Note (b))	**(23,842)**	-
End of the year	**63,605**	56,440
Non-current portion	**63,605**	56,440
Included equity interests in:		
Shenzhen Domain (Note (a))	**-**	29,850
16.9% equity interest in a game company (Note (b))	**-**	23,842
15% equity interest in a game company (Note (c))	**38,650**	-
5.25% equity interest in a game company (Note (c))	**18,673**	-
Others (Note (c))	**6,282**	2,748
	63,605	56,440

14 AVAILABLE-FOR-SALE FINANCIAL ASSETS (Cont'd)

Available-for-sale financial assets are denominated in the following currencies:

	2007 RMB'000	2006 RMB'000
RMB	**38,650**	29,850
USD	**24,955**	26,590
	63,605	56,440

Note:

(a) The amount as at 31 December 2006 represented 19.9% of the equity interest in Shenzhen Domain, a limited liability company incorporated in the PRC. During the year, the Group acquired an additional 40.1% equity interest in Shenzhen Domain, and as a result, Shenzhen Domain has become a subsidiary of the Company (See Note 42(b) for details).

(b) The amount as at 31 December 2006 represented 16.9% equity interest in a game company with limited liability. During the year, the Group provided a full impairment charge for this investment based on its latest financial position and operating results.

(c) In October and November 2007, the Group purchased 15% and 5.25% equity interest in two game companies respectively. Management considered that there were no material changes in their fair value from the purchase date to 31 December 2007. In addition, Management also considered the fair value changes in other available-for-sale financial assets were not material to the Group for the year 2007.

15 ACCOUNTS RECEIVABLE

	2007 RMB'000	2006 RMB'000
0 - 30 days	**266,553**	180,304
31 days - 60 days	**103,600**	81,462
61 days - 90 days	**51,362**	38,450
Over 90 days but less than a year	**114,013**	99,121
	535,528	399,337

All accounts receivable are denominated in RMB.

15 ACCOUNTS RECEIVABLE (Cont'd)

The Group has no formal credit periods communicated to its major customers but the customers usually settle the amounts due to it within a period of 30 to 90 days. A substantial balance of the receivable balances as at 31 December 2007 and 31 December 2006 were due from China Mobile, China Unicom and China Telecommunications Corporation (which are the major telecommunication companies in the PRC) and their respective branches, subsidiaries and affiliates. There was no recent history of default of the receivable balance from these three companies and their respective branches, subsidiaries and affiliates.

The directors consider that the carrying value of the receivable balance approximates its fair value as at 31 December 2007.

The accounts receivable does not contain impaired assets as at 31 December 2007 and 2006.

16 PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2007	2006
	RMB'000	RMB'000
Prepaid expenses	**31,317**	17,301
Advances to suppliers	**23,630**	4,100
Rental deposits and other deposits	**22,757**	32,131
Staff advances	**18,907**	3,034
Refundable value added tax ("VAT") (Note)	**9,800**	28,000
Others	**23,995**	29,202
	130,406	113,768

Note: According to a notice of the relevant government authority in the PRC, Caishui 2000 No. 25, the portion of VAT paid in excess of 3% of the consideration of the software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau ("Tax Rebate"). During the year, certain intra-group software sales had been transacted within the Group, and this resulted in Tax Rebate of approximately RMB20,300,000 (2006: RMB37,800,000). The amounts as at 31 December 2007 represented the amounts yet to be refunded by the local tax authority.

All prepayments, deposits and other receivables are denominated in RMB.

The prepayments, deposits and other receivables do not contain impaired assets.

17 FINANCIAL ASSETS HELD FOR TRADING

	2007	2006
	RMB'000	RMB'000
Investment portfolio	**53,931**	156,645
Principal protected notes	**212,564**	–
Floating rate debt instruments	**–**	39,262
	266,495	195,907

Note: The fair values of the respective underlying financial instruments in the portfolio and the principal protected notes as at 31 December 2007 were determined with reference to the respective published price quotations in an active market.

Changes in fair values of financial assets held for trading are recorded in "Other gains, net" in the income statement. Movements in financial assets held for trading have been presented as changes in operating activities in the consolidated cash flow statement of the Group (Note 39).

All financial assets held for trading are denominated in USD.

18 DERIVATIVE FINANCIAL INSTRUMENTS

	2007		2006	
	Assets	**Liabilities**	Assets	Liabilities
	RMB'000	**RMB'000**	RMB'000	RMB'000
Foreign exchange forward contracts - held for trading	**47,759**	**(30,060)**	–	–

During 2007, the Group entered foreign exchange forward contracts with banks in the PRC and outside the PRC. The foreign exchange forward contracts outstanding as at 31 December 2007 can be grouped into two categories: (i) selling USD130,000,000 for RMB; and (ii) buying USD130,000,000 with RMB. These forward contracts will mature within one year and each of them is settled at the difference between the forward rate stated in the contract and the spot rate at the maturity day, multiplied by the notional amount of the contract.

The Group entered these forward contracts on the known position that, despite the gain or loss arising from possible foreign exchange fluctuations in each individual contract, a fixed gain will be locked.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the consolidated balance sheet.

19 TERM DEPOSITS WITH INITIAL TERM OF OVER THREE MONTHS AND RESTRICTED CASH

The effective interest rates of the term deposits of the Group and the Company with initial term of over three months for the year ended 31 December 2007 were 2.72% (2006: 2.20%) and 5.21% (2006: 5.24%), respectively.

As at 31 December 2007, the Group's term deposits denominated in USD and HKD with initial term of over three months are presented in Note 3.1(a). The term deposit balance of the Company denominated in USD as at 31 December 2007 was nil (2006: RMB15,618,000).

The restricted cash is a one-year term deposit pledged for the short-term bank borrowing (Note 26).

The directors consider that the carrying value of the term deposits with initial term of over three months and restricted cash approximate their fair value as at 31 December 2007.

20 CASH AND CASH EQUIVALENTS

	Group		Company	
	2007	2006	**2007**	2006
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash at bank and in hand	**1,893,812**	1,239,663	**57,857**	59,490
Term deposits with initial term within three months	**1,054,945**	604,657	**51,592**	7,904
	2,948,757	1,844,320	**109,449**	67,394
Maximum exposure to credit risk	**2,947,880**	1,843,116	**109,120**	66,970

The effective interest rates of the term deposits of the Group and the Company with initial term within three months for the year ended 31 December 2007 were 4.63% (2006: 1.73%) and 4.16% (2006: 5.00%), respectively.

Details of the balances maintained by the Group which were denominated in USD and HKD as at 31 December 2007 are presented in Note 3.1(a). Approximately RMB959,875,000 (2006: RMB1,132,110,000) of the total balance was denominated in RMB and deposited with banks in the PRC. The balances maintained by the Company denominated in USD and HKD were RMB21,697,000 (2006: RMB11,168,000) and RMB87,733,000 (2006: RMB56,226,000), respectively as at 31 December 2007. The Company had no material balance denominated in RMB.

21 SHARE CAPITAL, SHARE PREMIUM AND SHARE-BASED COMPENSATION RESERVE

	Number of ordinary shares	Issued share capital	Share premium	Share-based compensation reserve	Total
		RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2006	1,769,244,068	192	1,666,044	40,109	1,706,345
Employees share option scheme:					
- value of employee services	-	-	-	77,969	77,969
- number of shares issued and proceeds received	17,564,700	2	34,052	-	34,054
Repurchase and cancellation of shares	(18,357,000)	(2)	(241,076)	-	(241,078)
At 31 December 2006 / 1 January 2007	**1,768,451,768**	**192**	**1,459,020**	**118,078**	**1,577,290**
Employees share option scheme:					
- value of employee services	-	-	-	102,152	102,152
- number of shares issued and proceeds received	23,560,879	3	104,087	-	104,090
Repurchase and cancellation of shares	(3,438,000)	(1)	(107,253)	-	(107,254)
At 31 December 2007	1,788,574,647	194	1,455,854	220,230	1,676,278

The total authorised number of ordinary shares is 10,000,000,000 shares (2006: 10,000,000,000 shares) with par value of HKD0.0001 per share (2006: HKD0.0001 per share).

As at 31 December 2007, all issued shares were fully paid.

Note: During the year of 2007, a total of 9,958,188 options under Pre-IPO Option Scheme were exercised at exercise prices ranging from USD0.0497 to USD0.4396 (Note 23(a)(1)). In addition, a total of 13,602,691 options under Post-IPO Option Scheme I were exercised at exercise prices ranging from HKD3.6650 to HKD18.1000 (Note 23(a)(1)).

22 OTHER RESERVES

		PRC statutory reserves			
	Capital reserve	Revaluation reserve	Statutory surplus reserve fund (Note)	Reserve fund (Note)	Total
	RMB'000	RMB'000	RMB'000	MB'000	RMB'000
Balance at 1 January 2006	20,000	-	38,342	8,267	66,609
Profit appropriations to statutory reserves	-	-	10,178	4,138	14,316
Balance at 31 December 2006 / 1 January 2007	**20,000**	-	**48,520**	**12,405**	**80,925**
Profit appropriations to statutory reserves	-	-	**5,544**	-	**5,544**
Business combinations (Note 42(b))	-	**7,243**	-	-	**7,243**
Balance at 31 December 2007	**20,000**	**7,243**	**54,064**	**12,405**	**93,712**

Note:

In accordance with the Companies Laws of the PRC and the provisions of the articles of association of subsidiaries with limited liabilities in the PRC, appropriation of net profits (after offsetting accumulated losses from prior years) should be made by these companies to their respective Statutory Surplus Reserve Funds and the Discretionary Reserve Funds before distributions are made to the owners. The percentage of appropriation to Statutory Surplus Reserve Fund is 10%. The amount to be transferred to the Discretionary Reserve Fund is determined by the equity owners meetings of these companies. When the balance of the Statutory Surplus Reserve Fund reaches 50% of the registered capital, such transfer needs not be made. Both the Statutory Surplus Reserve Fund and Discretionary Reserves Fund can be capitalised as capital of an enterprise, provided that the remaining Statutory Surplus Reserve Fund shall not be less than 25% of the registered capital.

22 OTHER RESERVES (Cont'd)

In addition, in accordance with the Law of the PRC on Enterprises with Foreign Investments and the provisions of the articles of association of wholly owned foreign subsidiaries in the PRC, appropriation from net profit (after offsetting accumulated losses brought forward from prior years) should be made by these companies to their respective Reserve Funds. The percentage of net profit to be appropriated to the Reserve Fund is not less than 10% of the net profit. When the balance of the Reserve Fund reaches 50% of the registered capital, such transfer needs not be made.

With an approval obtained from their respective boards of directors of these companies, the Reserve Fund can be used to offset accumulated deficit or to increase capital.

23 SHARE OPTION AND SHARE AWARD SCHEMES

(a) Share option schemes

The Company adopted share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

The Pre-IPO Option Scheme was adopted by the Company on 27 July 2001. As at the listing of the Company on 16 June 2004, all options under Pre-IPO Option Scheme had been granted.

(ii) Post-IPO Share Option Scheme I (the "Post-IPO Option Scheme I")

On 24 March 2004, the Company adopted the Post-IPO Option Scheme I. The board of directors (the "Board") may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares in the Company at a price determined by it pursuant to the terms of the Post-IPO Option Scheme I. The Post-IPO Option Scheme I will remain in force for a period of ten years, commencing on the adoption date. The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme I, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

The Post-IPO Option Scheme I has been terminated upon the adoption of the new share option scheme mentioned below.

23 SHARE OPTION AND SHARE AWARD SCHEMES (Cont'd)

(a) Share option schemes (Cont'd)

(iii) Post-IPO Share Option Scheme II (the "Post-IPO Option Scheme II")

On 16 May 2007, the Company adopted the Post-IPO Option Scheme II. The Board may, at its absolute discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option Scheme II shall be valid and effective for a period of 10 years commencing after its date of adoption.

The maximum number of the shares in respect of which options may be granted under the Post-IPO Option Scheme II and any other share options schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option Scheme II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option Scheme II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the shareholders in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares as at the date of shareholders' approval of the refreshing of the Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option Scheme II will be expired in any event not later than the last day of the seven-year period after the date of grant of options (subject to early termination as set out in the Post-IPO Option Scheme II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option Scheme II and any other share options schemes of the Company (including Pre-IPO Option Scheme and Post-IPO Option Scheme I) must not in aggregate exceed 30% of issued shares from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option Scheme II and any other share options schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of issued shares from time to time unless such grant has been duly approved by ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

23 SHARE OPTION AND SHARE AWARD SCHEMES (Cont'd)

(a) Share option schemes (Cont'd)

(1) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme I		Post-IPO Option Scheme II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2006	USD 0.0933	31,574,357	HKD 6.1627	51,293,646	-	-	82,868,003
Granted	-	-	HKD 13.5351	18,433,600	-	-	18,433,600
Exercised	USD 0.0799	(12,377,973)	HKD 4.8948	(5,186,727)	-	-	(17,564,700)
Lapsed	USD 0.1967	(189,420)	HKD 5.2645	(2,177,744)	-	-	(2,367,164)
At 31 December 2006	USD 0.1010	19,006,964	HKD 8.4787	62,362,775	-	-	81,369,739
At 1 January 2007	**USD 0.1010**	**19,006,964**	**HKD8.4787**	**62,362,775**	-	-	**81,369,739**
Granted	-	-	**HKD 25.2600**	**3,110,000**	**HKD 32.4634**	**17,518,146**	**20,628,146**
Exercised	**USD 0.0955**	**(9,958,188)**	**HKD 7.2811**	**(13,602,691)**	-	-	**(23,560,879)**
Lapsed	**USD 0.1965**	**(299,914)**	**HKD 9.3727**	**(1,674,002)**	**HKD 31.7500**	**(82,470)**	**(2,056,386)**
At 31 December 2007	**USD 0.1039**	**8,748,862**	**HKD 9.8131**	**50,196,082**	**HKD 32.4668**	**17,435,676**	**76,380,620**

During the year ended 31 December 2007, 6,000,000 (2006: Nil) options were granted to an executive director of the Company, who was appointed on 21 March 2007, and a total of 300,000 (2006: Nil) options were granted to the independent directors of the Company.

Of 76,380,620 options outstanding as at 31 December 2007 (2006: 81,369,739 options), 16,944,746 options (2006: 21,697,357 options) were currently exercisable.

Options exercised during the year ended 31 December 2007 resulted in 23,560,879 ordinary shares issued (Note 21). The weighted average price of the shares at the time these options were exercised was HKD35.88 (equivalent to approximately RMB33.60) per share.

23 SHARE OPTION AND SHARE AWARD SCHEMES (Cont'd)

(a) Share option schemes (Cont'd)

(2) Outstanding share options

Details of the expiry dates, exercise prices and the respective numbers of share options which remained outstanding as at 31 December 2007 and 2006 are as follows:

		Number of options	
Expiry Date	**Range of exercise price**	**2007**	**2006**
31 December 2011	USD0.0497	**6,396,400**	13,734,725
(Pre-IPO Option Scheme)	USD0.1967-USD0.4396	**2,352,462**	5,272,239
		8,748,862	19,006,964
10 years commencing from the adoption			
date of 24 March 2004	HKD3.6650-HKD8.3500	**31,960,622**	43,976,135
(Post-IPO Option Scheme I)	HKD11.5500-HKD25.2600	**18,235,460**	18,386,640
		50,196,082	62,362,775
7 years commencing from date of grant of options			
(Post-IPO Option Scheme II)	HKD31.7500-HKD49.8500	**17,435,676**	–
		76,380,620	81,369,739

23 SHARE OPTION AND SHARE AWARD SCHEMES (Cont'd)

(a) Share option schemes (Cont'd)

(3) Fair values of options

The fair values of the options granted, determined using the BS Model, during the period from 1 January 2006 to 31 December 2007 are as follows:

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
23/3/2006	HKD51,697,000	10,950,000	HKD 11.55	HKD 11.55	4.40%	1.4%	57%	Based on option grant date (Note (iv))
17/7/2006	HKD27,083,000	4,073,600	HKD 15.05	HKD 15.05	4.72%	1.16%	58%	Based on option grant date (Note (iv))
13/10/2006	HKD4,121,000	600,000	HKD 18.10	HKD 18.10	3.94%	1.16%	49%	Based on option grant date (Note (iv))
13/10/2006	HKD20,260,000	2,810,000	HKD 18.10	HKD 18.10	3.94%	1.16%	49%	Based on option grant date (Note (v))
4/4/2007	HKD23,873,000	2,510,000	HKD 25.26	HKD 25.25	3.99%	1.03%	48%	Based on option grant date (Note (v))
4/4/2007	HKD6,048,000	600,000	HKD 25.26	HKD 25.25	3.99%	1.03%	48%	Based on the commencement date of employment (Note (vi))
17/5/2007	HKD43,127,000	3,593,400	HKD 31.75	HKD 31.75	4.09%	1.03%	48%	Based on option grant date (Note (v))
17/5/2007	HKD48,282,000	3,611,240	HKD 31.75	HKD 31.75	4.09%	1.03%	48%	Based on option grant date (Note (vii))
17/5/2007	HKD33,030,000	2,300,000	HKD 31.75	HKD 31.75	4.09%	1.03%	48%	Based on option grant date (Note (viii))
28/5/2007	HKD622,000	50,000	HKD 32.63	HKD 32.60	4.40%	1.03%	48%	Based on option grant date (Note (v))
15/6/2007	HKD5,807,000	475,000	HKD 32.14	HKD 31.90	4.74%	1.03%	48%	Based on option grant date (Note (v))
15/6/2007	HKD8,966,000	657,000	HKD 32.14	HKD 31.90	4.74%	1.03%	48%	Based on option grant date (Note (vii))

23 SHARE OPTION AND SHARE AWARD SCHEMES (Cont'd)

(a) Share option schemes (Cont'd)

(3) Fair values of options (Cont'd)

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (i))	Dividend yield (Note (ii))	Expected volatility (Note (iii))	Exercisable date
5/7/2007	HKD37,690,000	2,700,000	HKD 33.05	HKD 33.05	4.66%	1.03%	47%	Based on option grant date (Note (vii))
5/7/2007	HKD49,529,000	3,300,000	HKD 33.05	HKD 33.05	4.66%	1.03%	47%	Based on option grant date (Note (viii))
17/8/2007	HKD5,796,000	561,800	HKD 33.74	HKD 30.30	4.30%	1.03%	47%	Based on option grant date (Note (v))
17/8/2007	HKD1,128,000	96,400	HKD 33.74	HKD 30.30	4.30%	1.03%	47%	Based on option grant date (Note (vii))
25/9/2007	HKD741,000	42,990	HKD 45.50	HKD 45.50	4.16%	1.03%	48%	Based on option grant date (Note (v))
25/9/2007	HKD211,000	10,990	HKD 45.50	HKD 45.50	4.16%	1.03%	48%	Based on option grant date (Note (vii))
27/11/2007	HKD1,637,000	90,755	HKD 49.85	HKD 49.20	2.92%	1.03%	49%	Based on option grant date (Note (v))
27/11/2007	HKD574,000	28,571	HKD 49.85	HKD 49.20	2.92%	1.03%	49%	Based on option grant date (Note (vii))

23 SHARE OPTION AND SHARE AWARD SCHEMES (Cont'd)

(a) Share option schemes (Cont'd)

(3) Fair values of options (Cont'd)

Note:

(i) The risk free rate was determined based on the yield to maturity of Hong Kong Government Bonds with maturity in December 2011, June 2012, May 2013, August 2013 or November 2013 as at the date of valuation.

(ii) Dividend yield is estimated based on the Company's historical dividend yield.

(iii) Volatility, measured as the standard deviation of expected share price returns, is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

(iv) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the option can be exercised one year after the grant date, and then each 25% of the total options will become exercisable in each subsequent year.

(v) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised one year after the grant date, and then each 20% of the total options will become exercisable in each subsequent year.

(vi) For options granted with exercisable date determined based on the commencement date of the employment, the first 20% of the option can be exercised two years after the commencement date of employment, and then each 20% of the total options will become exercisable in each subsequent year.

(vii) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised two years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year.

(viii) For options granted with exercisable date determined based on the grant date of the options, the first 20% of the option can be exercised three years after the grant date, and then each 20% of the total options will become exercisable in each subsequent year, except the last 20% of the total options which will become exercisable in the eleventh month after the fourth 20% of the total options become exercisable.

23 SHARE OPTION AND SHARE AWARD SCHEMES (Cont'd)

(b) Share award scheme

On 13 December 2007 (the "Adoption Date"), the Company adopted a share award scheme ("Share Scheme"). The Board may, at its absolute discretion, select any eligible persons ("Awarded Persons") for participation in the Share Scheme.

Pursuant to the Share Scheme, ordinary shares of the Company will be acquired by an independent trustee (the "Trustee") at the cost of the Company or shares will be allotted to the Trustee under general mandates granted or to be granted by shareholders of the Company at general meetings from time to time and be held in trust for the Awarded Persons until the end of each vesting period. Vested shares will be transferred at no cost to the Awarded Persons.

Unless early termination by the Board, the Share Scheme shall be valid and effective for a term of 10 years commencing on the Adoption Date.

The number of shares to be awarded under the Share Scheme throughout its duration shall not exceed 2% of the issued share capital of the Company as at the Adoption Date. The maximum number of shares which may be awarded to an Awarded Person under the Share Scheme shall not exceed 1% of the issued share capital of the Company as at the Adoption Date.

During the year ended 31 December 2007, no shares under the Share Scheme were granted.

24 ACCOUNTS PAYABLES

Accounts payable and their ageing analysis are as follows:

	2007	2006
	RMB'000	RMB'000
0 - 30 days	**63,811**	24,254
31 days - 60 days	**11,964**	2,894
61 days - 90 days	**14,495**	2,638
Over 90 days but less than a year	**26,792**	9,148
	117,062	38,934

25 OTHER PAYABLES AND ACCRUALS

	2007 RMB'000	2006 RMB'000
Current portion of present value of Earn-out Considerations payable for the Joymax Acquisition (Note 4.2(b))	–	39,951
Staff costs and welfare accruals	233,466	201,204
Marketing and administrative expense accruals	123,374	85,791
Payables for licenses	146,092	–
Prepayments received from customers	25,117	44,985
Deposits from customer-to-customer business	61,210	30,035
Professional fees accruals	10,516	11,105
Others	69,419	31,316
	669,194	444,387

26 BORROWING

	2007 RMB'000	2006 RMB'000
Short-term bank borrowing	292,184	–

The principal amount of the bank borrowing is USD40,000,000 and the interest rate is 6.1013% per annum. The bank borrowing will mature in October 2008 and be repaid with USD, which will be purchased with RMB at a fixed exchange rate through a foreign exchange forward contract with the same bank. The bank borrowing denominated in USD and foreign exchange forward contract will be deemed as a linked transaction and accordingly, the bank borrowing was treated as a bank borrowing denominated in RMB.

In addition, the bank borrowing is secured by pledge of restricted cash (Note 19).

The Group borrowed the bank loan and made the forward contract on the known position that, despite of the interest expenses to be incurred, it will benefit from the net fixed exchange gains and the related interest income from the restricted cash.

The fair value of the short-term bank borrowing approximated the carrying amount.

27 DEFERRED REVENUE

Deferred revenue mainly represents service fees prepaid by customers for certain Internet value-added services in the forms of prepaid cards and tokens of which the related services have not been rendered as at 31 December 2007.

28 DEFERRED INCOME TAXES

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rates which are expected to apply at the time of reversal of the temporary differences.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. There were no offsetting of deferred tax assets and liabilities in 2007 and 2006.

	2007	2006
	RMB'000	RMB'000
Deferred income tax assets:		
- to be recovered after more than 12 months	**226,853**	94,700
- to be recovered within 12 months	**60,799**	35,822
	287,652	130,522
Deferred income tax liabilities:		
- to be recovered after more than 12 months	**(43,721)**	(9,875)
- to be recovered within 12 months	**(16,223)**	(6,946)
	(59,944)	(16,821)

28 DEFERRED INCOME TAXES (Cont'd)

The gross movements of the deferred income tax account were as follows:

	2007 RMB'000	2006 RMB'000
At beginning of year	113,701	95,552
Business combinations (Note 42)	(48,754)	(13,731)
Credit to income statement relating to origination and reversal of temporary differences (Note 36)	74,369	31,880
Effect of change in tax rates (Note 36(a)(iii))	88,392	–
At end of year	227,708	113,701

The movements of deferred tax assets were as follows:

Deferred tax assets:

	Deferred tax assets arising from intra-group software and technology sales RMB'000 (Note)	Deferred tax assets for tax losses RMB'000	Total RMB'000
At 1 January 2006	96,362	–	96,362
Credit to income statement	34,160	–	34,160
At 31 December 2006	130,522	–	130,522
Business combinations (Note 42)	–	2,137	2,137
Credit to income statement relating to origination of temporary differences	109,718	–	109,718
Charge to income statement	(41,462)	(2,137)	(43,599)
Effect of change on tax rates	88,874	–	88,874
At 31 December 2007	287,652	–	287,652

Note: The deferred tax assets recognised are mainly related to the temporary differences arising from certain intra-group software and technology sales transactions (Note 4.2(a)). The credits to the income statement represent tax impacts of originating temporary differences arising from these software and technology sales, while the charge to income statement represents tax impacts of the reversal of the temporary differences as a result of the amortisation of the costs of these software and technologies.

28 DEFERRED INCOME TAXES (Cont'd)

The movements of deferred tax liabilities were as follows:

Deferred tax liabilities:

	Transfer of surplus cash RMB'000 (Note)	Intangible assets acquired in business combination at fair values RMB'000	Total RMB'000
At 1 January 2006	(810)	–	(810)
Business combinations	–	(13,731)	(13,731)
(Charge)/credit to income statement	(3,878)	1,598	(2,280)
At 31 December 2006	**(4,688)**	**(12,133)**	**(16,821)**
Business combinations (Note 42)	–	(50,891)	(50,891)
(Charge)/credit to income statement relating to origination of temporary differences	(2,943)	11,193	8,250
Effect of change in tax rates	–	(482)	(482)
At 31 December 2007	(7,631)	(52,313)	(59,944)

Note: The Group recognised deferred tax liabilities in respect of the relevant taxes that may arise from the transfer of surplus cash mainly generated from profits of Tencent Computer and Shiji Kaixuan, in which the Company has indirect beneficial interests through contractual agreements.

29 COST OF REVENUES

Cost of revenues mainly comprises the Mobile and Telecom Charges (mentioned in Note 2.21(a)), bandwidth and server custody fees, staff costs, sharing and content subscription costs incurred in deriving the revenues.

30 OTHER GAINS, NET

	2007 RMB'000	2006 RMB'000
Interest income	85,744	75,782
Government subsidies	33,156	15,231
Gains from revision of the Earn-out Considerations of Joymax Acquisition (Note 4.2(b))	28,274	–
Gains from derivative financial instruments	17,699	–
Impairment charge for intangible assets (Note 10)	(60,525)	–
Impairment charge for available-for-sale financial assets (Note 14)	(23,842)	–
Donation to a charity fund established by the Group	(12,000)	(20,000)
Loss on disposals of fixed assets	(5,344)	(1,062)
(Losses)/gains on financial assets held for trading	(1,914)	12,202
Others	7,964	1,042
	69,212	83,195

31 EXPENSES BY NATURE

	2007 RMB'000	2006 RMB'000
Employee benefits expenses (Note) (Note 32)	**727,468**	584,789
Mobile and telecommunications charges and bandwidth and server custody fees	**650,318**	462,634
Promotion and advertising expenses	**161,711**	155,696
Depreciation of fixed assets (Note) (Note 6)	**146,551**	106,416
Depreciation of investment property (Note 8)	**775**	–
Amortisation of intangible assets (Note 10)	**45,286**	27,946
Amortisation of leasehold land and land use rights (Note 9)	**319**	–
Travelling and entertainment expenses	**78,846**	66,990
Operating lease rentals in respect of office buildings	**76,386**	38,775
VAT paid upon transfer of software within the Group	**4,452**	8,100
Auditors' remuneration	**4,519**	4,050
Other expenses	**358,478**	264,935
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**2,255,109**	1,720,331

Note: Research and development expenses for the year ended 31 December 2007 were RMB376,120,000 (2006: RMB297,320,000) which included employee benefit expenses of RMB304,545,000 and depreciation of fixed assets of RMB64,778,000 (2006: RMB247,986,000 and RMB40,216,000) respectively.

The Group did not capitalise any research and development expenses for the year ended 31 December 2007 (2006: Nil).

32 EMPLOYEE BENEFITS EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	2007 RMB'000	2006 RMB'000
Wages, salaries and bonuses	539,941	454,312
Welfare, medical and other expenses	38,196	28,120
Share-based compensation expenses	101,433	77,736
Contributions to pension plans (Note)	38,583	18,341
Training expenses	9,315	6,280
	727,468	584,789

Note: All local employees of the subsidiaries in the PRC participate in employee social security plans enacted in the PRC, which cover pension, medical and other welfare benefits. The plans are organised and administered by the governmental authorities. Except for the contribution to these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to a certain ceiling, and are paid to the respective labour and social welfare authorities. Contributions to the plans are expensed as incurred. The applicable percentages used to provide for insurance premium and welfare benefit funds are listed below.

	Percentage
Pension insurance	11 – 23%
Medical insurance	6 – 12%
Unemployment insurance	0.4 – 2.5%
Housing fund	0 – 10%

33 DIRECTORS' EMOLUMENTS

The aggregate amounts of emoluments paid/payable to directors of the Company for the year ended 31 December 2007 and 2006 are as follows:

	2007	2006
	RMB'000	*RMB'000*
Fees - independent non-executive directors	**828**	603
Salaries, bonuses, allowances and benefits in kind	**21,827**	13,341
Contributions to pension plans	**52**	34
Share-based compensation expenses charged to income statement	**16,206**	-
	38,913	13,978
Number of directors		
— with emoluments	**6**	5
— without emoluments	**2**	2
Number of directors	**8**	7

During the year ended 31 December 2007, 6,000,000 options were granted to an executive director of the Company and a total of 300,000 options were granted to the independent directors of the Company (2006: Nil) (Note 23(a)(1)).

33 DIRECTORS' EMOLUMENTS (Cont'd)

The remuneration of every director for the year ended 31 December 2007 is set out below.

Name of director	Fees	Salaries, bonuses, allowances and benefits in kind	Contributions to pension plans	Share-based compensation expenses	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Ma Huateng	-	9,284	18	-	9,302
Zhang Zhidong	-	7,620	18	-	7,638
Lau Chi Ping Martin	-	4,923	16	15,369	20,308
Iain Ferguson Bruce	276	-	-	279	555
Ian Charles Stone	276	-	-	279	555
Li Dong Sheng	276	-	-	279	555
Antonie Andries Roux	-	-	-	-	-
Charles St Leger Searle	-	-	-	-	-
	828	21,827	52	16,206	38,913

The remuneration of every director for the year ended 31 December 2006 is set out below.

Name of director	Fees	Salaries, bonuses, allowances and benefits in kind	Contributions to pension plans	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Ma Huateng	-	7,028	17	7,045
Zhang Zhidong	-	6,313	17	6,330
Iain Ferguson Bruce	201	-	-	201
Ian Charles Stone	201	-	-	201
Li Dong Sheng	201	-	-	201
Antonie Andries Roux	-	-	-	-
Charles St Leger Searle	-	-	-	-
	603	13,341	34	13,978

33 DIRECTORS' EMOLUMENTS (Cont'd)

No director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office. No director waived or has agreed to waive any emoluments during the year (2006: Nil).

34 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group during the year included three (2006: two) directors whose details have been reflected in the analysis presented above (Note 33). The emoluments payable to the remaining two (2006: three) individuals during the year are as follows:

	2007	2006
	RMB'000	RMB'000
Salaries, bonuses, allowances and benefits in kind	**7,011**	12,930
Share-based compensation expenses charged to income statement	**10,330**	12,858
Contributions to pension plans	**57**	49
	17,398	25,837

The emoluments of the above two individuals (2006: three) fell within the following bands:

	Number of individuals	
	2007	2006
Emolument bands		
HKD5,000,001 – HKD5,500,000 (equivalent to RMB4,876,001- RMB5,363,600)	–	1
HKD8,000,001 – HKD8,500,000 (equivalent to RMB7,801,601- RMB8,289,200)	1	1
HKD9,500,001 – HKD10,000,000 (equivalent to RMB9,264,401- RMB9,752,000)	1	–
HKD12,000,001 – HKD12,500,000 (equivalent to RMB11,702,401 – RMB12,190,000)	–	1

35 FINANCE COSTS

	2007	2006
	RMB'000	RMB'000
Interest expenses	1,589	5,385
Exchange losses	98,603	41,149
	100,192	46,534

Interest expenses mainly arose from the discounting of Earn-out Considerations of the Joymax Acquisition. The exchange losses mainly arose from the translations of non-RMB denominated monetary assets.

36 TAX EXPENSE

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the year ended 31 December 2007 (2006: Nil).

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended 31 December 2007 (2006: Nil).

(iii) PRC Enterprise Income Tax ("EIT")

EIT is provided on the assessable income of entities within the Group incorporated in the PRC, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

For 2007, subsidiaries established in the Shenzhen Special Economic Zone and the Beijing High Technology Zone of the PRC were subject to EIT at a rate of 15% (2006: 15%), and Wang Dian, which was established in Nanjing of the PRC, was subject to EIT at a rate of 33% (2006: 33%).

36 TAX EXPENSE (Cont'd)

(a) Income tax (Cont'd)

(iii) PRC Enterprise Income Tax ("EIT") (Cont'd)

Tencent Technology was approved by the relevant tax authorities as an enterprise with foreign investment with productive sales income fulfilling the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Accordingly, Tencent Technology was exempt from EIT for two years commencing from the first year of profitable operation after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeded 50% of its reported total sales income. 2003 was the first profit-making year of Tencent Technology. During 2007, it adopted a rate of 15% (2006: 15%) in accruing its EIT liability and will revise it to 7.5% in the subsequent period when approval is obtained from the local tax bureau. The treatment is consistent with that of 2006. During 2007, Tencent Technology has adjusted its income tax expenses for the year 2006 as a result of revision of the tax rate from 15% to 7.5% as Tencent Technology has received relevant approval from the local tax bureau.

Tencent Beijing was incorporated in the Beijing High Technology Zone in the PRC as a hi-tech enterprise. According to the special tax incentives granted by the local tax authority in Beijing, Tencent Beijing is exempt from EIT for three years starting from the first year of its commercial operation, followed by a 50% reduction for the next three years. 2005 was the first year of operation for Tencent Beijing and accordingly, no provision for EIT was required for 2007 (2006: Nil).

As disclosed in Note 4.2(a), the new enterprise income tax for domestic and foreign enterprises is unified at 25%, effective from 1 January 2008 with a five-year transitional period. The transitional income tax rates for the Group's subsidiaries established in the Shenzhen Special Economic Zone or the Beijing High Technology Zone before 16 March 2007 would be 18%, 20%, 22%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012 respectively. Other tax preferential treatments such as reduction of 50% in income tax rate shall be based on the above transitional income tax rate in that year.

36 TAX EXPENSE (Cont'd)

(a) Income tax (Cont'd)

The income tax (benefits)/ charges of the Group for the year ended 31 December 2007 and 2006 are analysed as follows:

	2007 RMB'000	2006 RMB'000
PRC current tax	129,256	84,851
Deferred income taxes relating to the origination and reversal of temporary differences (Note 28)	(74,369)	(31,880)
Deferred income taxes resulting from change in the tax rates (Note 28)	(88,392)	-
	(33,505)	52,971

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen and the Beijing High Technology Zone of the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	2007 RMB'000	2006 RMB'000
Profit before income tax	1,534,503	1,116,771
Add: Share of loss of a jointly controlled entity	331	-
	1,534,834	1,116,771
Tax calculated at a tax rate of 15% (2006: 15%)	230,225	167,516
Effect of different tax rates available to different companies of the Group	2,971	22,878
Effect of change in tax rate	(88,392)	-
Effects of tax holiday on assessable profits of subsidiaries	(192,619)	(152,591)
Expenses not deductible for tax purposes	15,701	14,877
Unrecognized tax assets/(utilisation of previously unrecognised tax assets)	(1,391)	291
Tax (benefit)/charge	(33,505)	52,971

36 TAX EXPENSE (Cont'd)

(b) VAT, business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
VAT	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

37 EARNINGS PER SHARE

(a) Basic

Basic earnings per share ("EPS") are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to equity holders of the Company for the year (RMB'000)	**1,566,020**	1,063,800
Weighted average number of ordinary shares in issue (thousands)	**1,779,906**	1,764,337
Basic EPS (RMB per share)	**0.880**	0.603

37 EARNINGS PER SHARE (Cont'd)

(b) Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the year) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	2007	2006
Profit attributable to equity holders of the Company for the year (RMB'000)	**1,566,020**	1,063,800
Weighted average number of ordinary shares in issue (thousands shares)	**1,779,906**	1,764,337
Adjustments for share options (thousands shares)	**57,058**	54,198
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands shares)	**1,836,964**	1,818,535
Diluted EPS (RMB per share)	**0.853**	0.585

38 DIVIDENDS

The dividends paid in 2007 and 2006 were RMB210,211,000 and RMB145,402,000, respectively (Note 39(b)). A final dividend in respect of the year ended 31 December 2007 of HKD0.16 (2006: HKD0.12) per share, was proposed pursuant to a resolution passed by the Board on 19 March 2008 and subject to the approval of the shareholders in the annual general meeting to be held on 14 May 2008. These financial statements do not reflect this dividend payable.

39 CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of net profit to net cash inflow from operating activities:

	2007 RMB'000	2006 RMB'000
Profit for the year	1,568,008	1,063,800
Adjustments for:		
Income tax (benefits)/expenses	(33,505)	52,971
Depreciation of fixed assets and investment property	147,326	106,416
Amortisation of intangible assets	45,286	27,946
Amortisation of leasehold land and land use rights	319	-
Loss on disposals of fixed assets	5,344	1,062
Losses/(gains) on financial assets held for trading	1,914	(12,202)
Gains on derivative financial instruments	(17,699)	-
Interest income	(85,744)	(75,782)
Interest expenses	1,589	5,385
Share-based compensation expenses	101,433	77,736
Impairment charge for available-for-sale financial assets	23,842	-
Impairment charge for intangible assets	60,525	-
Gains from revision of the Earn-out Considerations of Joymax Acquisition	(28,274)	-
Share of loss of a jointly controlled entity	331	-
Exchange losses	98,603	41,149
Changes in working capital:		
Inventories	765	181
Accounts receivable	(115,145)	(158,048)
Prepayments, deposits and other receivables	(15,103)	(60,463)
Financial assets held for trading	(72,502)	200,182
Restricted cash	(300,000)	-
Accounts payable	41,184	10,732
Other payables and accruals and other tax liabilities	203,341	207,552
Deferred revenue	9,562	85,204
Cash generated from operations	1,641,400	1,573,821

39 CONSOLIDATED CASH FLOW STATEMENTS (Cont'd)

(a) Reconciliation of net profit to net cash inflow from operating activities: (Cont'd)

In the consolidated cash flow statement, proceeds from disposals of fixed assets comprise:

	2007 RMB'000	2006 RMB'000
Net book amount	16,578	1,062
Loss on disposals of fixed assets	(5,344)	(1,062)
Proceeds from disposals of fixed assets	11,234	-

(b) Analysis of changes in financing during the years are as follows:

	Dividends payable RMB'000	Share capital including premium RMB'000	Borrowing RMB'000	Total RMB'000
At 1 January 2006	-	1,666,236	-	1,666,236
Proceeds from issue of shares and share options	-	34,054	-	34,054
Payments for repurchase of issued shares	-	(241,078)	-	(241,078)
Proposed dividends	145,402	-	-	145,402
Payment of dividends	(145,402)	-	-	(145,402)
At 31 December 2006 / 1 January 2007	-	1,459,212	-	1,459,212
Proceeds from issue of shares and share options	-	104,090	-	104,090
Payments for repurchase of issued shares	-	(107,254)	-	(107,254)
Proposed dividends	210,211	-	-	210,211
Payment of dividends	(210,211)	-	-	(210,211)
Proceeds from short-term bank borrowing	-	-	292,184	292,184
At 31 December 2007	-	1,456,048	292,184	1,748,232

39 CONSOLIDATED CASH FLOW STATEMENTS (Cont'd)

(c) Major non-cash transactions

There were no material non-cash transactions for the year ended 31 December 2007.

40 CONTINGENCIES

The Group has no material contingent liabilities outstanding as at 31 December 2007.

41 COMMITMENTS

(a) Capital commitments

Capital commitments as at 31 December 2007 and 2006 are analysed as follows:

	2007	2006
	RMB'000	RMB'000
Contracted:		
Construction of buildings	132,813	16,523
Purchase of other fixed assets	85,565	10,546
	218,378	27,069
Authorised but not contracted:		
Construction of buildings	447,664	773,918
	666,042	800,987

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	2007	2006
	RMB'000	RMB'000
Not later than one year	74,073	25,710
Later than one year and not later than five years	76,789	34,513
Later than five years	7,490	8,515
	158,352	68,738

41 COMMITMENTS (Cont'd)

(c) Other commitments

The future aggregate authorised minimum lease payments under bandwidth and server custody leases are as follows:

	2007 RMB'000	2006 RMB'000
Contracted:		
Not later than one year	**36,207**	42,961
Later than one year and not later than five years	**2,450**	8,521
	38,657	51,482

42 BUSINESS COMBINATIONS

(a) Acquisition of 100% equity interest in two providers of mobile and telecommunications value-added services, and 63.9% equity interest in a game developer

In January, September and September 2007, the Group acquired/subscribed for 100%, 100% and 63.9% equity interest in three companies in the PRC, namely Beijing BIZCOM, Beijing Starsinhand and Beijing Yonghang, at an aggregated consideration of approximately RMB67,770,000, respectively. Beijing BIZCOM and Beijing Starsinhand are providers of mobile and telecommunictaions value-added services, and Beijing Yonghang is a game developer.

The Group has assigned its designees to legally own the equity interest in Beijing BIZCOM and Beijing Starsinhand and, through certain contractual arrangements enacted among these two acquired companies, the Group and the Group's designees, the Group controls and is entitled to substantially all the operating profits and residual benefit generated by these two acquired companies.

The business conducted by the above three acquired companies contributed to the Group a revenue of RMB30,506,000 and a net profit of RMB10, 653,000 for the period from the dates of their acquisition to 31 December 2007. If the above acquisitions had occurred on 1 January 2007, the Group's revenue would have been increased by RMB7,962,000 and net profit decreased by RMB1,113,000. These amounts have been arrived based on the Group's accounting policies by adjusting the results of the acquired subsidiaries to reflect the additional amortisation that would have been charged assuming that the fair value adjustments were made to the identifiable intangible assets from 1 January 2007, together with the consequential tax effects.

42 BUSINESS COMBINATIONS (Cont'd)

(a) Acquisition of 100% equity interest in two providers of mobile and telecommunications value-added services, and 63.9% equity interest in a game developer (Cont'd)

Total considerations and the allocation of such considerations to the fair value of the net assets acquired and goodwill are as follows:

	RMB'000
Purchase considerations:	
- Cash paid	59,109
- Included in other payables	8,661
Total purchase considerations	67,770
Fair value of net assets acquired	(61,932)
Goodwill	5,838

In the opinion of the directors of the Company, the goodwill is attributable to the anticipated profitability of the acquired companies' operation and the anticipated future operating synergies.

The acquired net assets comprised the following assets and liabilities:

	Fair value RMB'000	Carrying amount RMB'000
Cash and cash equivalents	6,347	6,347
Accounts receivable	819	819
Prepayments, deposits and other receivables	10,117	10,117
Fixed assets	174	174
Intangible assets (Note)	55,888	10,000
Deferred income tax asset (Note 28)	2,137	2,137
Other payables and accruals	(2,238)	(2,238)
Other tax liabilities	(83)	(83)
Deferred income tax liabilities (Note 28)	(4,221)	–
Minority interest	(7,008)	–
Net assets	61,932	27,273

42 BUSINESS COMBINATIONS (Cont'd)

(a) Acquisition of 100% equity interest in two providers of mobile and telecommunications value-added services, and 63.9% equity interest in a game developer (Cont'd)

Note: The identified intangible assets include licenses for wireless value-added service operations and business relationship. Together with the goodwill of RMB5,838,000, being the excess of the considerations over the fair value of net assets acquired, the total value of intangible assets from these acquisitions was RMB61,726,000 (Note 10).

	RMB'000
Purchase considerations settled in cash	59,109
Cash and cash equivalents in the subsidiary acquired	(6,347)
Net cash outflow on acquisitions	52,762

(b) Acquisition of additional 40.1% equity interest in Shenzhen Domain

Shenzhen Domain is a high-tech software company with limited liability, which was established in Shenzhen in April 1997 and provides online games and other related services.

Before further acquisition in 2007, the Group held 19.9% equity interest in Shenzhen Domain. On 20 November 2007, the Group acquired an additional 40.1% equity interest in Shenzhen Domain at a cash consideration of RMB106,265,000. As at 31 December 2007, the Group owned 60% equity interest in Shenzhen Domain.

The business conducted by Shenzhen Domain contributed to the Group a revenue of RMB7,294,000 and a net profit of RMB2,461,000 for the period from the dates of acquisition to 31 December 2007. If the above acquisitions had occurred on 1 January 2007, the Group's revenue would have been increased by RMB37,379,000 and net profit increased by RMB16,005,000. These amounts have been arrived based on the Group's accounting policies by adjusting the results of the acquired subsidiaries to reflect the additional amortisation that would have been charged assuming that the fair value adjustments were made to the identifiable intangible assets from 1 January 2007, together with the consequential tax effects.

42 BUSINESS COMBINATIONS (Cont'd)

(b) Acquisition of additional 40.1% equity interest in Shenzhen Domain (Cont'd)

No goodwill was identified when the Group initially acquired the 19.9% equity interest. The total consideration and the allocation of such consideration to the fair value of the net assets acquired and goodwill in relation to the acquisition of the additional 40.1% equity interest are as follows:

	RMB'000
Purchase considerations for the additional 40.1% equity interest in Shenzhen Domain	106,265
Provisional fair value of net assets acquired (40.1% equity interest in Shenzhen Domain)	(82,841)
Goodwill	23,424

In the opinion of the directors of the Company, the goodwill is attributable to the anticipated profitability of the acquired companies' operation and the anticipated future operating synergies.

42 BUSINESS COMBINATIONS (Cont'd)

(b) Acquisition of additional 40.1% equity interest in Shenzhen Domain (Cont'd)

Since the acquisition date is close to 31 December 2007, the Group has estimated the fair value of the net identified assets acquired and accounted for this business combination using the provisional values. A valuation will be performed by an independent valuer in due course.

The acquired net assets comprised the following assets and liabilities:

	Provisional fair value RMB'000	Carrying amount RMB'000
Cash and cash equivalents	19,053	19,053
Accounts receivable	20,227	20,227
Prepayments, deposits and other receivables	4,007	4,007
Fixed assets	13,675	13,675
Intangible assets (Note (i))	214,040	206
Accounts payable	(59)	(59)
Other payables and accruals	(11,196)	(11,196)
Income tax liabilities	(101)	(101)
Other tax liabilities	(53)	(53)
Deferred revenue	(6,338)	(6,337)
Deferred income tax liabilities (Note 28)	(46,670)	-
	206,585	39,422
Attributable to:		
- 40.1% equity interest acquired	82,841	
- 19.9 equity interest original held (Note (ii))	41,110	
- 40% minority interest	82,634	
	206,585	

Note:

(i) The identified intangible assets include software and technology for completed games and games under development, business relationship and distribution network. Together with the goodwill of RMB23,424,000 (Note 10), being the excess of the considerations over the provisional fair value of net assets acquired, the total value of intangible assets from these acquisitions was RMB237,464,000.

(ii) The difference between the fair value of the 19.9% equity interest originally held by the Group as at the date of acquisition of the additional 40.1% equity interest and the original purchase consideration for the 19.9% equity interest of RMB29,850,000 was RMB11,260,000, of which RMB4,017,000 was attributable to the net profit generated by Shenzhen Domain during the period from the transaction date of 19.9% equity interest to the acquisition date of the additional 40.1% equity interest (the "19.9% Interest Holding Period") and the remaining balance of RMB7,243,000 was attributable to the fair value change in assets during the 19.9% Interest Holding Period.

42 BUSINESS COMBINATIONS (Cont'd)

(b) Acquisition of additional 40.1% equity interest in Shenzhen Domain (Cont'd)

	RMB'000
Purchase considerations settled in cash	106,265
Cash and cash equivalents in the subsidiary acquired	(19,053)
Net cash outflow on acquisitions	87,212

43 RELATED PARTIES TRANSACTIONS

Except as disclosed in Note 33 (Directors' emoluments) and Note 23 (Share option and share award schemes) to the consolidated financial statements, the Group had no other material transactions with related parties for the year ended 31 December 2007.

44 COMPARATIVES

Certain comparative figures have been reclassified to conform to the presentation of the current year and such reclassifications have no impact on the Group's net profit for the year 2006.

Tencent 腾讯

Website 網址：www.tencent.com

Head Office
5th to 10th Floors, FIYTA Hi-tech Building, Gaoxinnany Avenue
Southern District of Hi-tech Park, Shenzhen, 518057, the PRC

總辦事處
深圳市高新科技園南區
高新南一道飛亞達高科技大廈5至10樓

Zipcode 郵編：518057
Telephone 電話：86-755-86013388
Facsimile 傳真：86-755-86013399

Hong Kong Office
Room 3002, 30/F., Far East Finance Centre
16 Harcourt Road, Hong Kong

香港辦事處
香港夏慤道16號
遠東金融中心30樓3002室

Telephone 電話：852-21795122
Facsimile 傳真：852-25290222

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

ANNOUNCEMENT OF THE ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2007. These results have been audited by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with International Standards on Auditing. In addition, the results have also been reviewed by the Audit Committee of the Company, comprising a majority of independent non-executive directors of the Company.

RESULTS

The Group's audited profit attributable to equity holders of the Company for the year ended 31 December 2007 was RMB1,566 million, an increase of 47.2 % compared with the results for the year ended 31 December 2006. Basic and diluted earnings per share for the year ended 31 December 2007 were RMB0.880 and RMB0.853 respectively.

DIVIDEND

The Board has recommended the payment of a final dividend of HKD0.16 per share (2006: HKD0.12) for the year ended 31 December 2007, subject to the approval of the shareholders at the Annual General Meeting ("AGM") to be held on 14 May 2008. Such proposed dividend will be payable on 28 May 2008 to shareholders whose names appear on the register of members of the Company on 14 May 2008.

FINANCIAL INFORMATION
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
ASSETS		
Non-current assets		
Fixed assets	**839,256**	549,109
Construction in progress	**112,232**	14,462
Investment property	**66,414**	–
Leasehold land and land use rights	**36,796**	10,018
Intangible assets	**670,692**	155,587
Investment in a jointly controlled entity	**179**	–
Deferred income tax assets	**287,652**	130,522
Held-to-maturity investments	**73,046**	–
Available-for-sale financial assets	**63,605**	56,440
	2,149,872	916,138
Current assets		
Inventories	**1,701**	2,466
Accounts receivable	**535,528**	399,337
Prepayments, deposits and other receivables	**130,406**	113,768
Financial assets held for trading	**266,495**	195,907
Derivative financial instruments	**47,759**	–
Held-to-maturity investments	–	234,261
Term deposits with initial term of over three months	**604,486**	944,375
Restricted cash	**300,000**	–
Cash and cash equivalents	**2,948,757**	1,844,320
	4,835,132	3,734,434
Total assets	**6,985,004**	4,650,572

	As at 31 December	
	2007	2006
	RMB'000	*RMB'000*
EQUITY		
Equity attributable to the Company's equity holders		
Share capital	**194**	192
Share premium	**1,455,854**	1,459,020
Share-based compensation reserve	**220,230**	118,078
Other reserves	**93,712**	80,925
Retained earnings	**3,413,823**	2,059,541
	5,183,813	3,717,756
Minority interests in equity	**91,630**	–
Total equity	**5,275,443**	3,717,756
LIABILITIES		
Non-current liabilities		
Deferred income tax liabilities	**59,944**	16,821
Long-term payable	**–**	48,148
	59,944	64,969
Current liabilities		
Accounts payable	**117,062**	38,934
Other payables and accruals	**669,194**	444,387
Short term bank borrowing	**292,184**	–
Derivative financial instruments	**30,060**	–
Current income tax liabilities	**71,133**	47,472
Other tax liabilities	**134,746**	17,715
Deferred revenue	**335,238**	319,339
	1,649,617	867,847
Total liabilities	**1,709,561**	932,816
Total equity and liabilities	**6,985,004**	4,650,572
Net current assets	**3,185,515**	2,866,587
Total assets less current liabilities	**5,335,387**	3,782,725

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Year ended 31 December 2007 RMB'000	2006 RMB'000
Revenues			
Internet value-added services		**2,513,728**	1,825,343
Mobile and telecommunications value-added services		**807,645**	700,114
Online advertising		**493,018**	266,684
Others		**6,532**	8,300
		3,820,923	2,800,441
Cost of revenues	5	**(1,117,557)**	(817,062)
Gross profit	2	**2,703,366**	1,983,379
Other gains, net	4	**69,212**	83,195
Selling and marketing expenses	5	**(297,439)**	(293,247)
General and administrative expenses	5	**(840,113)**	(610,022)
Operating profit	*	**1,635,026**	1,163,305
Finance costs	**	**(100,192)**	(46,534)
Share of loss of a jointly controlled entity		**(331)**	–
Profit before income tax		**1,534,503**	1,116,771
Income tax benefit/(expense)	6	**33,505**	(52,971)
Profit for the year		**1,568,008**	1,063,800
Attributable to:			
Equity holders of the Company		**1,566,020**	1,063,800
Minority interests		**1,988**	–
		1,568,008	1,063,800

	Note	Year ended 31 December 2007 *RMB'000*	 2006 *RMB'000*
Earnings per share for profit attributable to equity holders of the Company during the year (expressed in RMB per share)			
- basic	7	**0.880**	0.603
- diluted	7	**0.853**	0.585

* After deduction of share-based compensation charge amounting to RMB101,433,000 for the year ended 31 December 2007 (2006: RMB77,736,000).

** Included foreign exchange losses of RMB98,603,000 for the year ended 31 December 2007 (2006: RMB41,149,000).

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED 31 DECEMBER 2007

	Attributable to equity holders of the Company							
	Share capital	Share premium	Share-based compensation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at 1 January 2006	192	1,666,044	40,109	66,609	1,155,459	2,928,413	–	2,928,413
Profit for the year	–	–	–	–	1,063,800	1,063,800	–	1,063,800
Employees share option scheme:								
- value of employee services	–	–	77,969	–	–	77,969	–	77,969
- proceeds from shares issued	2	34,052	–	–	–	34,054	–	34,054
Repurchase and cancellation of shares	(2)	(241,076)	–	–	–	(241,078)	–	(241,078)
Profit appropriations to statutory reserves	–	–	–	14,316	(14,316)	–	–	–
Dividend relating to 2005	–	–	–	–	(145,402)	(145,402)	–	(145,402)
Balance at 31 December 2006	192	1,459,020	118,078	80,925	2,059,541	3,717,756	–	3,717,756
Balance at 1 January 2007	**192**	**1,459,020**	**118,078**	**80,925**	**2,059,541**	**3,717,756**	**–**	**3,717,756**
Profit for the year	**–**	**–**	**–**	**–**	**1,566,020**	**1,566,020**	**1,988**	**1,568,008**
Employees share option scheme:								
- value of employee services	**–**	**–**	**102,152**	**–**	**–**	**102,152**	**–**	**102,152**
- proceeds from shares issued	**3**	**104,087**	**–**	**–**	**–**	**104,090**	**–**	**104,090**
Repurchase and cancellation of shares	**(1)**	**(107,253)**	**–**	**–**	**–**	**(107,254)**	**–**	**(107,254)**
Profit appropriations to statutory reserves	**–**	**–**	**–**	**5,544**	**(5,544)**	**–**	**–**	**–**
Dividend relating to 2006	**–**	**–**	**–**	**–**	**(210,211)**	**(210,211)**	**–**	**(210,211)**
Business combinations	**–**	**–**	**–**	**7,243**	**4,017**	**11,260**	**89,642**	**100,902**
Balance at 31 December 2007	**194**	**1,455,854**	**220,230**	**93,712**	**3,413,823**	**5,183,813**	**91,630**	**5,275,443**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

	Year ended 31 December	
	2007	2006
	RMB'000	*RMB'000*
Net cash flows from operating activities	**1,535,704**	1,507,458
Net cash flows used in investing activities	**(434,247)**	(862,729)
Net cash flows from/(used in) financing activities	**78,809**	(352,426)
Net increase in cash and cash equivalents	**1,180,266**	292,303
Cash and cash equivalents at beginning of the year	**1,844,320**	1,576,044
Exchange losses on cash and cash equivalents	**(75,829)**	(24,027)
Cash and cash equivalents at end of the year	**2,948,757**	1,844,320

1 **General information, basis of preparation and presentation**

The Company was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 16 June 2004.

The Company is an investment holding company. The Group are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets held for trading and derivative financial instruments.

Assessment and adoption of new IFRS, interpretations and amendments

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the financial year ended 31 December 2007.

IAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosure
IFRS 7	Financial Instruments: Disclosures
IFRIC 7	Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment

Management has assessed the relevance of these new standards, interpretations and amendments with respect to the Group's operations and their impact on the Group's accounting policies. In summary:

1) IAS 1 (Amendment) requires an entity to disclose the information that enables users of its financial statements to evaluate the entity's objectives, policies and process of managing capital. The Group has applied this amendment from 1 January 2007;

2) IFRS 7 introduced new disclosures relating to financial instruments and the Group has applied this standard from 1 January 2007;

3) IFRIC 7 is not relevant to the Group's operations;

4) IFRIC 8, IFRIC 9 and IFRIC 10 did not have a significant impact on the Group's financial statements.

2 Segment information

Business segment is the Group's primary basis of segment reporting.

The segment results of the Group for the years ended 31 December 2007 and 2006 are presented as follows:

Year ended 31 December 2007	Internet value-added services	Mobile and telecommunications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Segment revenues	2,513,728	807,645	493,018	6,532	3,820,923
Segment results	1,885,746	497,535	346,301	(26,216)	2,703,366
Other gains, net					69,212
Selling and marketing expenses					(297,439)
General and administrative expenses					(840,113)
Operating profit					1,635,026
Finance costs					(100,192)
Share of loss of a jointly controlled entity					(331)
Profit before income tax					1,534,503
Income tax benefit					33,505
Profit for the year					1,568,008

Year ended 31 December 2006	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Segment revenues	1,825,343	700,114	266,684	8,300	2,800,441
Segment results	1,399,152	427,556	172,744	(16,073)	1,983,379
Other gains, net					83,195
Selling and marketing expenses					(293,247)
General and administrative expenses					(610,022)
Operating profit					1,163,305
Finance costs					(46,534)
Profit before income tax					1,116,771
Income tax expense					(52,971)
Profit for the year					1,063,800

3 Share option and share award scheme

(a) *Share option schemes*

The Company adopted three share option schemes for the purpose of providing incentives and rewards to its directors, executives or officers, employees, consultants and other eligible persons:

- The Pre-IPO Share Option Scheme (the "Pre-IPO Option") was adopted by the Company on 27 July 2001. As at the listing date of the Company on 16 June 2004, all options under Pre-IPO Option had been granted. On 24 March 2004, the Company adopted the Post-IPO Share Option Scheme I (the "Post-IPO Option I"). The Post-IPO Option I has been terminated upon the adoption of the Post-IPO Share Option II (the "Post-IPO Option II") on 16 May 2007. The Board may, in its absolute discretion, grant options to any eligible person to subscribe for shares in the Company. The Post-IPO Option II shall be valid and effective for a period of 10 years commencing after its date of adoption.

The maximum number of the shares in respect of which options may be granted under the Post-IPO Option II and any other share option schemes of the Company shall not exceed 5% of the issued shares as at the date of shareholders' approval of the Post-IPO Option II (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Post-IPO Option II shall not be counted for the purpose of calculating the 5% limit. The Company may refresh the Scheme

Mandate Limit by ordinary resolution of the shareholders in general meeting, provided that the Scheme Mandate Limit so refreshed shall not exceed 5% of the issued shares as at the date of shareholders' approval of the refreshing of the Scheme Mandate Limit. Options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed. Options granted under the Post-IPO Option II will be expired in any event not later than the last day of the seven-year period after the date of grant of options (subject to early termination as set out in the Post-IPO Option II).

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Post-IPO Option II and any other share option schemes of the Company (including Pre-IPO Option and Post-IPO Option I) must not in aggregate exceed 30% of issued shares from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Post-IPO Option II and any other share options schemes of the Company (whether exercised, cancelled or outstanding) to any eligible person in any 12-month period shall not exceed 1% of issued shares from time to time unless such grant has been duly approved by ordinary resolution of the shareholders in general meeting at which the relevant eligible person and his associates abstained from voting. In calculating the aforesaid limit of 1%, options that have lapsed shall not be counted.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option		Post-IPO Option I		Post-IPO Option II		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Average exercise price	No. of options	No. of options
At 1 January 2006	USD0.0933	31,574,357	HKD6.1627	51,293,646	-	-	82,868,003
Granted	-	-	HKD13.5351	18,433,600	-	-	18,433,600
Exercised	USD0.0799	(12,377,973)	HKD4.8948	(5,186,727)	-	-	(17,564,700)
Lapsed	USD0.1967	(189,420)	HKD5.2645	(2,177,744)	-	-	(2,367,164)
At 31 December 2006	USD0.1010	19,006,964	HKD8.4787	62,362,775	-	-	81,369,739
At 1 January 2007	**USD0.1010**	**19,006,964**	**HKD8.4787**	**62,362,775**	**-**	**-**	**81,369,739**
Granted	**-**	**-**	**HKD25.2600**	**3,110,000**	**HKD32.4634**	**17,518,146**	**20,628,146**
Exercised	**USD0.0955**	**(9,958,188)**	**HKD7.2811**	**(13,602,691)**	**-**	**-**	**(23,560,879)**
Lapsed	**USD0.1965**	**(299,914)**	**HKD9.3727**	**(1,674,002)**	**HKD31.7500**	**(82,470)**	**(2,056,386)**
At 31 December 2007	**USD0.1039**	**8,748,862**	**HKD9.8131**	**50,196,082**	**HKD32.4668**	**17,435,676**	**76,380,620**

During the year ended 31 December 2007, 6,000,000 (2006: Nil) options were granted to an executive director of the Company, who was appointed on 21 March 2007 and a total of 300,000 (2006: Nil) options were granted to the independent directors of the Company.

Of 76,380,620 options outstanding as at 31 December 2007 (2006: 81,369,739 options), 16,944,746 options (2006: 21,697,357 options) were currently exercisable.

Options exercised during the year ended 31 December 2007 resulted in 23,560,879 ordinary shares issued. The weighted average price of the shares at the time these options were exercised was HKD35.8795 (equivalent to approximately RMB33.60) per share.

(b) *Share award scheme*

On 13 December 2007 (the "Adoption Date"), the Company adopted a share award scheme ("Share Scheme"). The Board may, at its absolute discretion, select any eligible persons ("Awarded Persons") for participation in the Share Scheme.

Pursuant to the Share Scheme, ordinary shares of the Company will be acquired by an independent Trustee (the "Trustee") at the cost of the Company or shares will be allotted to the Trustee under general mandates granted or to be granted by shareholders of the Company at general meetings from time to time and be held in trust for the Awarded Persons until the end of each vesting period. Vested shares will be transferred at no cost to the Awarded Persons.

Unless early termination by the Board, the Share Scheme shall be valid and effective for a term of 10 years commencing on the Adoption Date.

The number of shares to be awarded under the Share Scheme throughout its duration shall not exceed 2% of the issued share capital of the Company as at the Adoption Date. The maximum number of shares which may be awarded to an Awarded Person under the Share Scheme shall not exceed 1% of the issued share capital of the Company as at the Adoption Date.

During the year ended 31 December 2007, no shares under the Share Scheme were granted.

4 Other gains, net

	2007	2006
	RMB'000	*RMB'000*
Interest income	**85,744**	75,782
Government subsidies	**33,156**	15,231
Gains from revision of the Earn-out Considerations of Joymax Acquisition	**28,274**	–
Gains from derivative financial instruments	**17,699**	–
Impairment charge for intangible assets	**(60,525)**	–
Impairment charge for available-for-sale financial assets	**(23,842)**	–
Donation to a charity fund established by the Group	**(12,000)**	(20,000)
Loss on disposals of fixed assets	**(5,344)**	(1,062)
(Losses)/gains on financial assets held for trading	**(1,914)**	12,202
Others	**7,964**	1,042
	69,212	83,195

5 Expenses by nature

	2007 *RMB'000*	2006 *RMB'000*
Employee benefits expenses (Note)	**727,468**	584,789
Mobile and telecommunications charges and bandwidth and server custody fees	**650,318**	462,634
Promotion and advertising expenses	**161,711**	155,696
Depreciation of fixed assets (Note)	**146,551**	106,416
Depreciation of investment property	**775**	–
Amortisation of intangible assets	**45,286**	27,946
Amortisation of leasehold land and land use right	**319**	–
Travelling and entertainment expenses	**78,846**	66,990
Operating lease rentals in respect of office buildings	**76,386**	38,775
VAT paid upon transfer of software within the Group	**4,452**	8,100
Auditors' remuneration	**4,519**	4,050
Other expenses	**358,478**	264,935
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**2,255,109**	1,720,331

Note: Research and development expenses for the year ended 31 December 2007 were RMB376,120,000 (2006: RMB297,320,000) which included employee benefit expenses of RMB304,545,000 and depreciation of fixed assets of RMB64,778,000 (2006: RMB247,986,000 and RMB40,216,000) respectively.

The Group did not capitalise any research and development expenses for the year ended 31 December 2007 (2006: Nil).

6 Income tax expense

(i) *Cayman Islands and British Virgin Islands Profits Tax*

The Group has not been subject to any taxation in these jurisdictions for the year ended 31 December 2007 (2006: Nil).

(ii) *Hong Kong Profits Tax*

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended 31 December 2007 (2006: Nil).

(iii) *PRC Enterprise Income Tax ("EIT")*

EIT is provided on the assessable income of entities within the Group incorporated in the PRC, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

For the year ended 31 December 2007, subsidiaries established in the Shenzhen Special Economic Zone and the Beijing High Technology Zone of the PRC were subject to EIT at a rate of 15% (2006: 15%), certain of them can enjoy tax preferential treatment according to related regulations. Nanjing Wang Dian Technology Company Limited, which was established in Nanjing of the PRC, was subject to EIT at a rate of 33% (2006: 33%).

Pursuant to the PRC Enterprise Income Tax Law passed by the Tenth National People's Congress on 16 March 2007, the new enterprise income tax for domestic and foreign enterprises is unified at 25%, effective from 1 January 2008. In addition, The PRC Enterprise Income Tax Law also provides a five-year transitional period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rates under the then effective tax laws or regulations.

On 26 December 2007, the State Council issued the "Circular to Implementation the Transitional Preferential Policies for the Enterprise Income Tax". Pursuant to this Circular, the transitional income tax rates for the Group's subsidiaries established in the Shenzhen Special Economic Zone or the Beijing High Technology Zone before 31 March 2007 would be 18%, 20%, 22%, 24% and 25% in the year of 2008, 2009, 2010, 2011 and 2012 respectively. Other tax preferential treatments such as reduction of 50% in income tax rate shall be based on the above transitional income tax rate in that year.

The income tax (benefits)/ charges of the Group for the year ended 31 December 2007 and 2006 are analysed as follows:

	2007	2006
	RMB'000	*RMB'000*
PRC current tax	**129,256**	84,851
Deferred income taxes relating to the origination and reversal of temporary differences	**(74,369)**	(31,880)
Deferred income taxes resulting from change in the tax rates	**(88,392)**	–
	(33,505)	52,971

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen and the Beijing High Technology Zone of the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	2007	2006
	RMB'000	*RMB'000*
Profit before income tax	**1,534,503**	1,116,771
Add: Share of loss of a jointly controlled entity	**331**	–
	1,534,834	1,116,771
Tax calculated at a tax rate of 15% (2006: 15%)	**230,225**	167,516
Effect of different tax rates available to different companies of the Group	**2,971**	22,878
Effect of change in tax rate	**(88,392)**	–
Effects of tax holiday on assessable profits of subsidiaries	**(192,619)**	(152,591)
Expenses not deductible for tax purposes	**15,701**	14,877
Unrecognized tax assets/(utilisation of previously unrecognised tax assets)	**(1,391)**	291
Tax (benefit)/charge	**(33,505)**	52,971

7 Earnings per share

(a) *Basic*

Basic earnings per share("EPS") are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2007	2006
Profit attributable to equity holders of the Company for the year (RMB'000)	**1,566,020**	1,063,800
Weighted average number of ordinary shares in issue (thousands)	**1,779,906**	1,764,337
Basic EPS (RMB per share)	**0.880**	0.603

(b) *Diluted*

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the year) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	2007	2006
Profit attributable to equity holders of the Company for the year (RMB'000)	**1,566,020**	1,063,800
Weighted average number of ordinary shares in issue (thousands shares)	**1,779,906**	1,764,337
Adjustments for share options (thousands shares)	**57,058**	54,198
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands shares)	**1,836,964**	1,818,535
Diluted EPS (RMB per share)	**0.853**	0.585

8 Dividends

The dividends paid in 2007 and 2006 were RMB210,211,000 and RMB145,402,000, respectively. A final dividend in respect of the year ended 31 December 2007 of HKD0.16 (2006: HKD0.12) per share, was proposed pursuant to a resolution passed by the Board on 19 March 2008 and subject to the approval of the shareholders in the AGM to be held on 14 May 2008. These financial statements do not reflect this dividend payable.

OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 December 2007	For the 15-day period ended 30 September 2007	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	**741.7**	715.3	3.69%
Active user accounts (at end of period)	**300.2**	288.7	3.98%
Peak simultaneous online user accounts (for the quarter)	**36.1**	32.6	10.74%
Average daily user hours	**496.6**	449.1	10.58%
Average daily messages[1]	**3,727.5**	3,842.9	(3.00)%
Fee-based Internet value-added services registered subscriptions (at end of period)	**17.6**	17.7	(0.56)%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[2]	**10.9**	10.3	5.83%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Registered IM user accounts, active user accounts, peak simultaneous online user accounts and average daily user hours increased in the fourth quarter of 2007 as a result of our continuing organic growth, together with enhancements in our service features and functions. In the fourth quarter of 2007, we recorded a decrease in our average daily messages due mainly to the negative seasonal impact of end-of-semester examinations affecting usage among students, who are typically the most active users of our IM services. Fee-based Internet value-added services registered subscriptions recorded a slight decrease as subscriptions for QQ Show decreased as it reached a comparatively mature stage, and subscriptions for Qzone and QQ Pet, were adversely affected by seasonal factors. These decreases were partially offset by an increase in subscriptions for our Premium QQ services. Fee-based registered subscriptions for our mobile and telecommunications value-added services increased as a result of more effective promotional activities undertaken by us.

FINANCIAL PERFORMANCE HIGHLIGHTS

Year Ended 31 December 2007

Our consolidated revenues for the year ended 31 December 2007 were RMB3,820.9 million, an increase of 36.4% from the year ended 31 December 2006.

Revenues from our Internet value-added services for the year ended 31 December 2007 were RMB2,513.7 million, an increase of 37.7% from the year ended 31 December 2006.

Revenues from our mobile and telecommunications value-added services for the year ended 31 December 2007 were RMB807.6 million, an increase of 15.4% from the year ended 31 December 2006.

Revenues from online advertising for the year ended 31 December 2007 were RMB493.0 million, an increase of 84.9% from the year ended 31 December 2006.

Cost of revenues for the year ended 31 December 2007 were RMB1,117.6 million, an increase of 36.8% from the year ended 31 December 2006.

Other gains, net for the year ended 31 December 2007 were RMB69.2 million, a decrease of 16.8% from the year ended 31 December 2006.

Selling and marketing expenses for the year ended 31 December 2007 were RMB297.4 million, an increase of 1.4% from the year ended 31 December 2006.

General and administrative expenses for the year ended 31 December 2007 were RMB840.1 million, an increase of 37.7% from the year ended 31 December 2006.

Operating profit for the year ended 31 December 2007 was RMB1,635.0 million, representing an increase of 40.6% over the year ended 31 December 2006. As a percentage of revenues, operating profit accounted for 42.8% for the year ended 31 December 2007, compared to 41.5% for the year ended 31 December 2006.

Profit for the year ended 31 December 2007 was RMB1,568.0 million, representing an increase of 47.4% from the year ended 31 December 2006. As a percentage of revenues, profit for the period accounted for 41.0% for the year ended 31 December 2007, compared to 38.0% for the year ended 31 December 2006.

Profit attributable to equity holders for the year ended 31 December 2007 was RMB1,566.0 million, representing an increase 47.2% from the year ended 31 December 2006.

Fourth Quarter of 2007

Our unaudited consolidated revenues for the fourth quarter of 2007 were RMB1,122.2 million, an increase of 57.3% over the same period in 2006 and an increase of 6.1% from the third quarter of 2007.

Revenues from our Internet value-added services for the fourth quarter of 2007 were RMB748.0 million, an increase of 71.3% over the same period in 2006 and an increase of 4.2% from the third quarter of 2007.

Revenues from our mobile and telecommunications value-added services for the fourth quarter of 2007 were RMB211.6 million, an increase of 9.6% over the same period in 2006 and an increase of 9.4% from the third quarter of 2007.

Revenues from online advertising for the fourth quarter of 2007 were RMB159.7 million, an increase of 95.9% over the same period in 2006 and an increase of 10.4% from the third quarter of 2007.

Cost of revenues for the fourth quarter of 2007 were RMB318.9 million, an increase of 36.5% over the same period in 2006 and an increase of 8.1% from the third quarter of 2007.

Other gains, net for the fourth quarter of 2007 were RMB6.9 million, a decrease of 62.7% over the same period of 2006 and an increase 36.1% from the third quarter of 2007.

Selling and marketing expenses for the fourth quarter of 2007 were RMB78.3 million, an increase of 6.7% over the same period in 2006 and an increase of 0.4% from the third quarter of 2007.

General and administrative expenses for the fourth quarter of 2007 were RMB256.9 million, an increase of 42.5% over the same period in 2006 and an increase of 17.2% from the third quarter of 2007.

Operating profit for the fourth quarter of 2007 was RMB475.0 million, representing an increase of 94.5% over the same period in 2006 and an increase of 1.0% from the third quarter of 2007. As a percentage of revenues, operating profit accounted for 42.3% for the fourth quarter of 2007, compared to 34.2% for the same period of 2006 and 44.5% for the third quarter of 2007.

Profit for the fourth quarter of 2007 was RMB517.0 million, representing an increase of 96.1% over the same period in 2006 and an increase of 21.3% from the third quarter of 2007. As a percentage of revenues, profit for the period accounted for 46.1% for the fourth quarter of 2007, compared to 37.0% for the same period of 2006 and 40.3% for the third quarter of 2007.

Profit attributable to equity holders of the Company for this quarter was RMB515.0 million, an increase of 95.3% over the same period in 2006 and an increase of 20.8% from the third quarter of 2007.

Fourth Quarter of 2007 Compared to Third Quarter of 2007

The following table sets forth the comparative figures for the fourth quarter of 2007 and the third quarter of 2007:

	Unaudited	
	Three months ended	
	31 December 2007	30 September 2007
	(RMB in thousands)	
Revenues	**1,122,220**	1,057,626
Cost of revenues	**(318,885)**	(295,112)
Gross profit	**803,335**	762,514
Other gains, net	**6,851**	5,033
Selling and marketing expenses	**(78,320)**	(78,039)
General and administrative expenses	**(256,884)**	(219,235)
Operating profit	**474,982**	470,273
Finance costs	**(58,860)**	(12,137)
Share of loss of a jointly controlled entity	**(317)**	(14)
Profit before income tax	**415,805**	458,122
Income tax benefit / (expense)	**101,239**	(31,813)
Profit for the period	**517,044**	426,309
Attributable to:		
Equity holders of the Company	**514,964**	426,401
Minority interest	**2,080**	(92)

Revenues. Revenues increased by 6.1% to RMB1,122.2 million for the fourth quarter of 2007 from RMB1,057.6 million for the third quarter of 2007. The following table sets forth our revenues by line of business for the fourth quarter of 2007 and the third quarter of 2007:

	Three months ended			
	31 December 2007		30 September 2007	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**747,988**	**66.6%**	717,718	67.9%
Mobile and telecommunications value-added services	**211,584**	**18.9%**	193,481	18.3%
Online advertising	**159,708**	**14.2%**	144,643	13.6%
Others	**2,940**	**0.3%**	1,784	0.2%
Total revenues	**1,122,220**	**100.0%**	1,057,626	100.0%

Although the fourth quarter in general is adversely affected by seasonal factors, revenues from our Internet value-added services grew by 4.2% to RMB748.0 million for the fourth quarter of 2007 from RMB717.7 million for the third quarter of 2007. Revenues from our online identity and community business, particularly QQ Pet and QQ Show, decreased. The decrease in revenues from QQ Pet was mainly due to seasonal factors, while revenues from QQ Show decreased as the service reached a comparatively mature stage in addition to seasonal factors. However, such decrease was offset by an increase in revenues from Premium QQ as we continued to enhance user loyalty through bundling more functionalities. Revenues from online games increased by 22.2% to RMB281.7 million for the fourth quarter of 2007 from RMB230.6 million for the third quarter of 2007 due in particular to the growing popularity of games, such as QQ Game, QQ SanGuo and QQ Huaxia, and the launch in the fourth quarter of a free-to-play, itemized-charge version of QQ Fantasy to supplement the time-charge version. In addition, we exercised our pre-negotiated right to acquire a majority stake in an investee company that co-launched QQ Huaxia with us and began to consolidate 100% of the revenues from QQ Huaxia as well as other revenues attributable to the investee company in our consolidated financial results starting from late November 2007, as opposed to recognizing only the shared portion of revenues from QQ Huaxia prior to the acquisition.

Revenues from our mobile and telecommunications value-added services increased by 9.4% to RMB211.6 million for the fourth quarter of 2007 from RMB193.5 million for the third quarter of 2007. This increase mainly resulted from our successful marketing, aimed at both promoting new bundled services and retaining existing users. As a result of these marketing activities, revenues from communication-based SMS services grew, despite a migration of some users to a new technical platform.

Revenues from online advertising increased by 10.4% to RMB159.7 million for the fourth quarter of 2007 from RMB144.6 million for the third quarter of 2007. The increase was mainly attributable to the improved recognition by customers of our brand as an effective advertising platform.

Cost of revenues. Cost of revenues increased by 8.1% to RMB318.9 million for the fourth quarter of 2007 from RMB295.1 million for the third quarter of 2007. The increase principally reflected increased bandwidth and server custody fees, increased telecommunications operators' revenue share, higher staff costs as our business volume expanded and an increased amount of sales commissions paid to advertising agencies. As a percentage of revenues, cost of revenues increased slightly to 28.4% for the fourth quarter of 2007 from 27.9% for the third quarter of 2007. The following table sets forth our cost of revenues by line of business for the fourth quarter of 2007 and the third quarter of 2007:

	Three months ended			
	31 December 2007		30 September 2007	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**187,342**	**25.0%**	171,860	23.9%
Mobile and telecommunications value-added services	**79,803**	**37.7%**	76,544	39.6%
Online advertising	**42,218**	**26.4%**	38,848	26.9%
Others	**9,522**	**323.9%**	7,860	440.6%
Total cost of revenues	**318,885**		295,112	

Cost of revenues for our Internet value-added services increased by 9.0% to RMB187.3 million for the fourth quarter of 2007 from RMB171.9 million for the third quarter of 2007. The increase reflected higher expenses associated with our bandwidth capacity and servers as usage increased as a result of our business growth and as we continued to increase bandwidth and storage intensive services. In addition, telecommunications operators' revenue share and staff costs increased as we expanded our business volume.

Cost of revenues for our mobile and telecommunications value-added services increased by 4.3% to RMB79.8 million for the fourth quarter of 2007 from RMB76.5 million for the third quarter of 2007. The cost of revenues increased mainly as a result of the increase in telecommunications operators' revenue share resulting from the increase in our business volume.

Cost of revenues for our online advertising increased by 8.7% to RMB42.2 million for the fourth quarter of 2007 from RMB38.8 million for the third quarter of 2007. The increase mainly reflected an increased amount of sales commissions paid to advertising agencies as the volume of our advertising business grew.

Other gains, net. Other gains during the reported periods reflected primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments, government subsidies received and impairment charges. We recorded other gains of RMB6.9 million for the fourth quarter of 2007 compared to RMB5.0 million for the third quarter of 2007, an increase of 36.1%. The increase mainly reflected increases in fair value gains on financial instruments, interest income and government subsidies. These increases were partially offset by net losses of RMB32.3 million relating to an acquisition completed in early 2006, consisting of impairment charges with respect to intangible assets partially offset by gains recognized from the revision of relating earn-out consideration, and an impairment charge of RMB23.8 million with respect to an investment in a nascent game company.

Selling and marketing expenses. Selling and marketing expenses increased slightly by 0.4% to RMB78.3 million for the fourth quarter of 2007 from RMB78.0 million for the third quarter of 2007. As a percentage of revenues, selling and marketing expenses decreased to 7.0% in the fourth quarter of 2007 from 7.4% in the third quarter of 2007 as we spread the expenses over a larger revenue base.

General and administrative expenses. General and administrative expenses increased by 17.2% to RMB256.9 million for the fourth quarter of 2007 from RMB219.2 million for the third quarter of 2007. The increase was mainly due to the continuing expansion of our strategic research and development staff as we focused on the enhancement of our various products and services, including IM functionalities and online games, and as we increased our longer term research activities which focus on further enhancing our technological platform so that we may be able to capitalize on future innovations in technology. The increase was also attributable to the increased staff expenses as the scope and scale of our business increased and increased amortization expenses of intangible assets following the acquisition of several subsidiaries. As a percentage of revenues, general and administrative expenses increased to 22.9% in the fourth quarter of 2007 from 20.7% in the third quarter of 2007.

Finance costs. Finance costs during the reported periods mainly represented foreign exchange losses. We recorded a significant increase in finance costs of RMB58.9 million for the fourth quarter of 2007 compared to RMB12.1 million for the third quarter of 2007. The increase in finance costs recorded was mainly due to the foreign exchange losses as the Renminbi appreciated against the US dollar, particularly because we held a larger amount of US dollar-denominated attributable to the amount of intra-group dividends remitted by our PRC subsidiaries to our offshore subsidiaries, which amount was increased in order to reduce the possible withholding tax that would be levied on dividends paid in 2008 or later upon the implementation of the new enterprise income tax regulations.

Income tax benefit/(expense). We recorded income tax benefit of RMB101.2 million for the fourth quarter of 2007 compared to income tax expense of RMB31.8 million for the third quarter of 2007. The higher income tax benefit was mainly due to the higher deferred tax assets of RMB146.4 million recorded in the fourth quarter of 2007 as the volume of intra-group sales of self-developed software and technology increased and the applicable tax rates became higher under the new PRC enterprise income tax regulations that will become effective in 2008, while deferred tax assets in the third quarter of 2007 was RMB24.0 million. Pursuant to this new tax regulations and subsequent circular issued, companies will be subject to a higher rate up to 25% with certain transitional arrangements for companies established before 16 March 2007.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 21.3% to RMB517.0 million for the fourth quarter of 2007 from RMB426.3 million for the third quarter of 2007. Net margin was 46.1% for the fourth quarter of 2007 compared to 40.3% for the third quarter of 2007.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 20.8% to RMB515.0 million for this quarter from RMB426.4 million for the third quarter of 2007.

Year Ended 31 December 2007

The following table sets forth the comparative figures for the year ended 31 December 2007 and the year ended 31 December 2006:

	Year ended 31 December	
	2007	2006
	(RMB in thousands)	
Revenues	**3,820,923**	2,800,441
Cost of revenues	**(1,117,557)**	(817,062)
Gross profit	**2,703,366**	1,983,379
Other gains, net	**69,212**	83,195
Selling and marketing expenses	**(297,439)**	(293,247)
General and administrative expenses	**(840,113)**	(610,022)
Operating profit	**1,635,026**	1,163,305
Finance costs	**(100,192)**	(46,534)
Share of loss of a jointly controlled entity	**(331)**	–
Profit before income tax	**1,534,503**	1,116,771
Income tax benefit / (expense)	**33,505**	(52,971)
Profit for the period	**1,568,008**	1,063,800
Attributable to:		
Equity holders of the Company	**1,566,020**	1,063,800
Minority interest	**1,988**	–

Revenues. Revenues increased by 36.4% to RMB3,820.9 million for the year ended 31 December 2007 from RMB2,800.4 million for the year ended 31 December 2006. The following table sets forth our revenues by line of business for the year ended 31 December 2007 and the year ended 31 December of 2006:

	Year ended 31 December			
	2007		2006	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**2,513,728**	**65.8%**	1,825,343	65.2%
Mobile and telecommunications value-added services	**807,645**	**21.1%**	700,114	25.0%
Online advertising	**493,018**	**12.9%**	266,684	9.5%
Others	**6,532**	**0.2%**	8,300	0.3%
Total revenues	**3,820,923**	**100.0%**	2,800,441	100.0%

Revenues from our Internet value-added services increased by 37.7% to RMB2,513.7 million for the year ended 31 December 2007 from RMB1,825.3 million for the year ended 31 December 2006. Revenues from our online identity and community services, Premium QQ and various online games increased as we continued to enhance our established services such as our QQ game portal and Premium QQ, built on the success of our online identity and community services such as Qzone and QQ Pet, and introduced a variety of competitive new products such as QQ SanGuo and QQ Huaxia. The increase was partially offset by a decrease in revenues from QQ Show, which suffered as a more mature product that required revitalization. In the third quarter of 2007, we initiated the first phase of upgrading our QQ Show products and services as part of an effort to revitalize QQ Show.

Revenues from our mobile and telecommunications value-added services increased by 15.4% to RMB807.6 million for the year ended 31 December 2007 from RMB700.1 million for the year ended 31 December 2006. The increase mainly reflected an increase in revenues from bundled SMS services due to the enhancement of the functionalities of our products and services. The increase was partially offset by the decrease in revenues from individual content-based SMS services due to the impact of ongoing changes in the regulatory environment.

Revenues from online advertising increased by 84.9% to RMB493.0 million for the year ended 31 December 2007 from RMB266.7 million for the year ended 31 December 2006. The increase reflected the growth in reach and traffic on our primary advertising platforms, QQ IM, QQ.com and QQ game portal, our increased brand awareness as a result of advertising activities associated with our QQ.com branding, and our growing customer base as we enhanced our advertising sales team. In addition, advertising revenues relating to our search functions and other value-added advertising, such as in-game advertising or QQ Live advertising, also contributed to the increase in revenues.

Cost of revenues. Cost of revenues increased by 36.8% to RMB1,117.6 million for the year ended 31 December 2007 from RMB817.1 million for the year ended 31 December 2006. The increase principally reflected increased bandwidth and server custody fees as we supported more bandwidth and storage intensive services, higher amounts of telecommunications operators' revenue share, increased staff costs as we increased the number of employees to support our various services and products and increased sharing costs due to increases in revenues and enrichment of content. As a percentage of revenues, cost of revenues remained stable at 29.2% for both the year ended 31 December 2007 and the year ended 31 December 2006. The following table sets forth our cost of revenues by line of business for the year ended 31 December 2007 and the year ended 31 December 2006:

	Year ended			
	31 December 2007		31 December 2006	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**627,982**	**25.0%**	426,191	23.3%
Mobile and telecommunications value-added services	**310,110**	**38.4%**	272,558	38.9%
Online advertising	**146,717**	**29.8%**	93,940	35.2%
Others	**32,748**	**501.3%**	24,373	293.7%
Total cost of revenues	**1,117,557**		817,062	

Cost of revenues for our Internet value-added services increased by 47.3% to RMB628.0 million for year ended 31 December 2007 from RMB426.2 million for the year ended 31 December 2006. The increase mainly reflected higher expenses associated with our bandwidth capacity and servers as usage increased as a result of our business growth and as we continued to increase bandwidth and storage intensive services, increased telecommunications operators' revenue share and increased staff costs to support our growing range of Internet value-added services. In addition, sharing and subscription costs, in particular with respect to our licensed games and QQ Live, increased.

Cost of revenues for our mobile and telecommunications value-added services increased by 13.8% to RMB310.1 million for the year ended 31 December 2007 from RMB272.6 million for the year ended 31 December 2006. The increase was mainly due to increased telecommunications operators' revenue share as our business volume grew.

Cost of revenues for our online advertising increased by 56.2% to RMB146.7 million for the year ended 31 December 2007 from RMB93.9 million for the year ended 31 December 2006. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased. In addition, we continued to increase the number of staff on our online advertising team, and incurred higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive advertising format and enhanced the capacity of our online advertising platform.

Other gains, net. We recorded other gains of RMB69.2 million for the year ended 31 December 2007 compared to RMB83.2 million for the year ended 31 December 2006, a decrease of 16.8%. For the year ended 31 December 2007, we recognized net losses of RMB32.3 million relating to an acquisition completed in early 2006, consisting of impairment charges with respect to intangible assets partially offset by gains recognized from the revision of relating earn-out consideration, and an impairment charge of RMB23.8 million with respect to an investment in a nascent game company. The net losses and impairment charge were partially offset by an increase in government subsidies from RMB15.2 million for the year ended 31 December 2006 to RMB33.2 million for the year ended 31 December 2007 and an increase in interest income and fair value gains on financial instruments. In addition, charitable donations decreased from RMB20.0 million for the year ended 31 December 2006 to RMB12.0 million for the year ended 31 December 2007.

Selling and marketing expenses. Selling and marketing expenses increased by 1.4% to RMB297.4 million for the year ended 31 December 2007 from RMB293.2 million for the year ended 31 December 2006. The increase principally reflected increased promotional and advertising activities in connection with our QQ.com branding and increased outsourcing expenses as we expanded our customer support activities, partly offset by the reduced marketing spend in relation to wireless value-added services amid a challenging industry environment. As a percentage of revenues, selling and marketing expenses decreased to 7.8% in the year ended 31 December 2007 from 10.5% in the year ended 31 December 2006.

General and administrative expenses. General and administrative expenses increased by 37.7% to RMB840.1 million for the year ended 31 December 2007 from RMB610.0 million for the year ended 31 December 2006. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel for developing new products and services to drive our future growth, including IM functionalities and online games, and as we increased our longer-term research activities which focus on further enhancing our technological platform so that we may be able to capitalize on future innovations in technology. Staff costs and our operating lease expenses also increased as a result of a higher number of staff employed to support our business expansion. In addition, we had higher amortization expenses of intangible assets following the acquisition of several subsidiaries. As a percentage of revenues, general and administrative expenses increased slightly to 22.0% in the year ended 31 December 2007 from 21.8 % in the year ended 31 December 2006.

Finance costs. Finance costs represent foreign exchange losses and interest expenses arising from the discounting of "earn-out" consideration in connection with the acquisition of the Joymax Group. We recorded finance costs of RMB100.2 million for the year ended 31 December 2007 compared to RMB46.5 million for the year ended 31 December 2006. The increase in finance costs recorded was mainly due to the foreign exchange loss as the Renminbi appreciated against the US dollar, particularly because we held a larger amount of US dollar-denominated attributable to the amount of intra-group dividends remitted by our PRC subsidiaries to our offshore subsidiaries, which amount was increased in order to reduce the possible withholding tax that would be levied on dividends paid in 2008 or later upon the implementation of the new enterprise income tax regulations.

Income tax benefit/(expense). We recorded income tax benefit of RMB33.5 million for the year ended 31 December 2007 compared to income tax expense of RMB53.0 million for the year ended 31 December 2006. The higher income tax benefit was mainly due to the recognition of RMB198.6 million of deferred tax assets in the year ended 31 December 2007 compared to RMB62.4 million of deferred tax assets recognized in the year ended 31 December 2006. We recognized a significantly higher amount of deferred tax assets as the volume of intra-group sales of self-developed software and technology increased and the applicable tax rates became higher under the new enterprise income tax law that will become effective in 2008.

Profit for the period. Profit for the period increased by 47.4% to RMB1,568.0 million for the year ended 31 December 2007 from RMB1,063.8 million for the year ended 31 December 2006. Net margin was 41.0% for the year ended 31 December 2007 compared to 38.0% for the year ended 31 December 2006.

Profit attributable to equity holders of the Company. Profit attributable to equity holders of the Company increased by 47.2% to RMB1,566.0 million for the year ended 31 December 2007 from RMB1,063.8 million for the year ended 31 December 2006.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2007 and 30 September 2007, we had the following major financial resources in the form of cash and investments:

	31 December 2007	30 September 2007
	(RMB in thousands)	
	(Audited)	*(Unaudited)*
Cash and cash equivalents	**2,948,757**	2,320,844
Term deposits with initial term of over three months	**604,486**	914,240
Financial assets held for trading	**266,495**	221,914
Held-to-maturity investments	**73,046**	150,216
Total	**3,892,784**	3,607,214

Note: The above table excludes RMB300.0 million of restricted deposits pledged as part of a US$40.0 million short-term bank borrowing arrangement, as such deposits are scheduled to offset the borrowed amounts at the maturity of the loan.

A large portion of our financial assets are held in deposits and investments denominated in US dollars. Since there are no cost-effective hedges against the appreciation of Renminbi and no effective manner to generally convert a significant amount of US dollar into Renminbi, which is not a freely exchangeable currency, there is a risk that we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments, especially when more money has been repatriated out of China into US dollar and the depreciation trend of US dollar against Renminbi has accelerated in the first quarter of 2008.

We had no other interest-bearing borrowings as at 31 December 2007.

CAPITAL EXPENDITURES

In the year ended 31 December 2007, our capital expenditures consisted of additions to fixed assets, investment property, construction in progress, leasehold land and land use rights and intangible assets totalling RMB1,288.0 million (including capital expenditures in relation to acquisition of subsidiaries amounting to RMB313.0 million). In the year ended 31 December 2006, our capital expenditures consisted of similar items totalling RMB 478.1 million.

BUSINESS OUTLOOK

2007 was an exciting year for the Internet industry in China. During 2007, the number of Internet users in China exceeded 200 million for the first time, reaching 210 million by the end of 2007, according to China Internet Network Information Center. This represented a year-on-year growth rate of 53%, compared to 23% in the year of 2006. Despite the increased user base, growth rate in Internet users has actually accelerated as opposed to decelerated, reflecting the vibrant underlying trend in the industry. In addition to growth in Internet users, we believe Internet has increasingly become a part of everyday life for Chinese people. The widespread availability of broadband connections has given rise to a multitude of broadband applications that allow people to stay connected with each other, to get entertained, and to get access to information. In the area of online communication and communities, social networking, an Internet service that allows users to share their profiles, diaries, photos and other information with their network of friends, has become very popular, supplementing traditional communication services such as instant messaging and email. In the area of online entertainment, online games have seen another year of strong growth, with the number of online game players in China growing 23% from last year to reach 40 million in 2007, according to the General Administration of Press and Publication of the People's Republic of China. Online games have increasingly become a mainstream entertainment for young people in China. User demand for online music and online video has also increased significantly, although lack of proper regulations for intellectual property continued to be the main constraints for sustainable growth in the industry. In the area of providing useful information to users, portals continued to gain traction as a media for people to get access to news and other organized content, while search has also grown as a means for people to get access to unorganized information. During the year of 2007, e-commerce has also started to emerge as a mainstream Internet application as e-commerce enabling infrastructure, such as supplier network, online payment and logistics in China, keeps improving.

At Tencent, we believe Internet technology and applications can significantly improve the quality of human life. Since 2005, we have been implementing our "Online Lifestyle" strategy which strives to utilize our online platforms and applications to cater to four basic needs of our users — communication and community, entertainment, information and e-commerce. We believe by providing an integrated suite of services, we can deliver increased levels of convenience, data integration and data sharing that individual services cannot provide on a standalone basis. While our services in certain areas, such as e-commerce, remained at a nascent stage of development, we have made significant progress in 2007 in many areas of our "Online Lifestyle" strategy which will be described in later sections.

As an emerging industry, Internet presents many challenges along with the opportunities. During the past year, we continued to face a challenging security environment with criminals spreading Trojan horses and viruses aimed at stealing users' various account information. As the largest registered Internet service provider in China, our services were their primary target. Although the account security for our users has improved significantly since we introduced an all-out battle against account theft in 2006, the struggle is ongoing. In addition to account security, we also faced an increasingly competitive environment with competitive pressure coming from integrated Internet companies expanding their scope of business as well as specialized companies competing in specific industry segments that we operated in. To stay competitive, we continued to invest in research and development in order to improve the quality of our existing products, as well as to develop new features and new products to cater to the changing needs of our users. We also placed tremendous focus on building a stronger organization that can attract, develop and retain the best engineering and business talents. By focusing on our users and our people, and taking a long-term approach in building our business franchises, we believe we can capitalize on the long-term growth potential in the Internet industry.

In 2007, our diversified business portfolio once again delivered solid results as a whole, although different business lines fluctuated at different times. During the year, our Internet value-added service ("IVAS") business, particularly non-game IVAS, and online advertising business grew strongly. On the other hand, our wireless business faced a depressive industry environment as operators and regulators stepped up restrictions on the service providers. We were able to register a modest growth amid a contraction of the entire industry as we strengthened our execution and enhanced value to users through bundling of our various products and services. For the fourth quarter of 2007, we experienced negative seasonality in our non-game IVAS business while our online game business grew, driven by new features in our games, growth in newly launched games, and consolidation of an affiliate game studio which we increased our stake to control position during the quarter. Both of our online advertising business and wireless value-added service business registered solid growth during the quarter. As we step into the first quarter of 2008, we expect to see a more favorable seasonality for our IVAS business as a result of winter break for students and the Chinese New Year holidays. On the other hand, our online advertising business will experience a slow season as advertising activities are generally dampened around the Chinese New Year holidays. For 2008, our financial results will generally be subject to higher staff costs as we strive to retain, reward and attract the best talents, higher tax rate as a result of tax reform, and higher foreign exchange losses as US dollar continued its depreciation against the Renminbi.

In our core IM platform, we have focused our efforts in 2007 to improve account security, enhance performance of the service, and introduce new functionalities. We have also improved the integration of our IM service with other Internet services that we provide, including email, social networking and e-commerce. As a result of our efforts, user security has improved significantly during 2007 and both active user accounts and peak concurrent users ("PCU") for our IM service grew during the year. On the other hand, we anticipate renewed challenges on account security as criminals upgrade their technology. We also expect to see more intensive competition in the IM space as specialized IM services catering to specialized applications, such as VOIP and e-commerce, gain traction, and as new entrants enter into the market. We plan to continue strengthening our account security team, account protection system, and user education on account security. We also plan to improve the architecture of our IM services such that users can customize the IM services to fit their different tastes and needs more easily.

In 2007, our portal QQ.com solidified its position as the most visited portal in China. To build its brand recognition, we have focused on improving the quality of the portal and investing in branding initiatives. In addition to strengthening our editor team, we signed up as the exclusive Internet partner to many major events during the year, such as the Boao Forum and the World Economic Forum (Summer Summit in Dalian), and as the official supporter for FIFA Women's World Cup during the year. We also invested in a branding campaign that involved display of our brand in major cities and major business publications. In 2008, we will continue to improve the day-to-day quality of our portal. We will also provide extensive and differentiated coverage of the Beijing Olympics, as well as invest in sponsoring major events and branding program to further build recognition of QQ.com as a mainstream and influential media.

In our non-game IVAS, a major achievement for us in 2007 was the development of Qzone into a very significant social networking platform with more than 105 million active users by the end of the year. In addition to contributing substantial revenue growth, Qzone complements QQ's ability to facilitate communications and sharing among our users. In view of the strategic value of Qzone, we plan to pace the monetization of Qzone such that there is a balance between paying users and non-paying users. We will also continue to improve the basic performance of Qzone service and introduce differentiated applications on top of the Qzone platform to cater to different social networking needs of our users. For example, we are developing an application that will allow students to better network with each other in the school environment. During 2007, Premium QQ registered strong organic growth as a result of our bundling strategy in which we kept adding functionalities and privileges to its subscribers to increase loyalty. In 2008, we plan to build on this success and continue to develop new functionalities as well as expand its privileges through working with external partners who want to get access to our Premium QQ users as a means to market their own products and services. QQ Pet was also a contributor to our revenue growth in 2007. During the year, we test introduced a new pet, the Piggy, with mixed results because it was difficult for users to keep two pets running at the same time. In 2008, we plan to upgrade the system to accommodate a multi-pet setting for users more smoothly. We continue to view QQ Pet as an innovative product that requires much experimenting. QQ Show was the only major identities product that experienced decline in 2007. During 2007, we embarked on a comprehensive initiative to revamp the product as it had grown old after being introduced for 4 years. During the year, we have upgraded the technology platform from GIF to Flash, which will allow us to develop richer and more interactive features for QQ Show in 2008. During the fourth quarter, our online identities business was negatively impacted by unfavorable seasonality compared to the school holiday season in the third quarter. We expect to see more favorable seasonality in the first quarter of 2008.

In our online game business, 2007 was a year of foundation building. During the year, we focused on three areas: 1. building our user platform and exploring different ways to leverage our platform to promote new games; 2. strengthening our internal research and development capability; and 3. building partnership with high quality game studios to publish their games on our platform. We have made progress in all three areas. Our QQ Game platform saw its PCU growing 40% to reach 3.8 million by the end of 2007. We believe our user platform allows users to learn about, test play and pay for a game very easily and facilitates the spread of the game through community effect, which constitutes the most significant differentiation of our game business from pure-play companies. Our ability to leverage this platform effect was demonstrated in the successful launch of QQ SanGuo, a self-developed MMOG, and QQ Huaxia, an MMOG we co-launched with our investee company. In addition to the success of QQ SanGuo, the progress in our internal research and development capability was further demonstrated in our successful launch of QQ Speed during the first quarter of 2008, a self-developed car racing game, which exceeded 400,000 PCU in March. During 2007, we have also secured supply of a number of new titles through partnership with other studios, including the acquisition of a majority stake in Shenzhen Domain Computer Network Company Limited, the licensing of Dungeon and Fighter, a highly anticipated game, from Neople and Samsung, the licensing of Cross Fire from Neowiz, among others. In 2008, we plan to launch three additional MMOGs and three additional advanced casual games licensed from our partners or produced by our investee companies. Although licensed games carry lower margin and investing in game studios at nascent stage carries relatively high risks, we believe they are important means through which we can broaden our access to high quality games and creative talent in the very competitive online game industry.

Our wireless business endured a challenging year in 2007 as the entire industry faced a slump due to increased regulatory restrictions from operators and regulators. While the restrictions were intended to clean up improper activities in the industry, all service providers were negatively impacted to certain extent. Despite the depressive industry environment, we were able to achieve modest growth in our business by building stronger cooperative relationship with operators, leveraging our strong execution capability and bundling various services and features to increase value and stickiness of our services. In particular, we were able to transition our Mobile QQ onto China Mobile's Fetion platform by introducing Fetion QQ in a relatively smooth process. In the area of wireless Internet, traffic in our wireless WAP portal grew significantly during the year, benefiting from higher penetration of 2.5G mobile subscribers. In 2008, we expect the industry environment for wireless value-added services to remain uncertain due to potential regulatory policies, and the cannibalization of free WAP services. In view of this, we will continue to improve our products and services to provide more features and value to subscribers while at the same time further enhance the content of our free WAP portal to attract more users to use our portal as their gateway to wireless Internet.

We achieved above-industry growth in our online advertising business in 2007, as our increasingly more professional team were able to leverage our leading and diversified Internet platforms to generate more sales to existing customers as well as develop new customers. Our advertising business also benefited from the QQ.com branding campaign we launched during the year, which increased the recognition of our various Internet platforms among advertisers. In terms of customer categories, while we continued to build on our success in online game, food and beverage, and apparel industries, we also focused on building inroads into consumer electronics and automobile industries. For 2008, we continue to see favorable industry trend as number of Internet users grows and Internet average usage time for users increases. We believe the growth of the online advertising industry can be further catalyzed if the effectiveness of online advertising can be better quantified and further improved. Hence we launched Tencent MIND (Measurability, Interactivity, Navigation and Differentiation) as a new framework to improve the effectiveness of online advertising for our advertisers. By working closely with our customers, leveraging our diversified Internet platforms, and utilizing new advertising technologies, we hope to bring tangible benefits envisioned in Tencent MIND to our advertisers. Although the first quarter of 2008 will be weak season for advertising, we anticipate our online advertising revenue will rebound in the second quarter.

OTHER INFORMATION

Employee and Remuneration Policies

As at 31 December 2007, the Group had 4,344 employees (2006: 3,017) including about 500 employees from a new subsidiary acquired in November 2007, most of whom are based in the Company's head office in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the year ended 31 December 2007 was RMB731.5 million (2006: RMB585.6 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, the Company repurchased 3,438,000 shares on the Stock Exchange for an aggregate consideration of HKD110,585,000 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

		Purchase consideration per share		
Month of purchase in 2007	*No. of shares purchased*	*Highest price paid HKD*	*Lowest price paid HKD*	*Aggregate consideration paid HKD*
July	948,000	33.20	32.40	31,235,000
August	2,490,000	34.45	28.90	79,350,000
Total	3,438,000			110,585,000

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

Closure of Register of Members

The register of members will be closed from Thursday, 8 May 2008 to Wednesday, 14 May 2008 both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming AGM and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 7 May 2008.

AUDIT COMMITTEE

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee has reviewed the Group's audited financial statements for the year ended 31 December 2007.

AUDITORS' PROCEDURES PERFORMED ON THIS RESULTS ANNOUNCEMENT

The figures in respect of the announcement of the Group's results for the year ended 31 December 2007 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an audit, review or other assurance engagement, and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

In relation to the deviation from code provision A.4.2 of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") , according to the articles of association of the Company ("Articles of Association"), at each AGM held after 23 March 2007, one-third of the directors shall retire from office by rotation, provided that the chairman of the Board shall not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year.

The chairman of the Board is one of the core founders of the Company and plays a leading role in the growth and development of the Company and his continuing presence adds positive value and assurance to the sustainable development of the Company. The Board considered that the existing provision of retirement and re-election in the Articles of Association shall not have a material impact on the operation of the Company as a whole. Notwithstanding the above, the Board will review the current provision in the Articles of Association from time to time and shall make necessary amendments at the appropriate time.

Save as disclosed above and those in the 2006 annual report of the Company which was the position as at 31 December 2006, none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the year ended 31 December 2007, complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

As to the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules, the Board will continue to review the current structure from time to time and shall make necessary changes when appropriate and inform the shareholders accordingly.

PUBLICATION OF THE ANNUAL RESULTS, ANNUAL REPORT AND CORPORATE GOVERNANCE REPORT

All the financial and other related information of the Company required by the Listing Rules will be published on the website of each of the Stock Exchange (www.hkexnews.hk) and the Company (www.tencent.com) in due course.

APPRECIATION

I would like to extend my deepest gratitude, on behalf of the Board, to all our employees for their efforts, dedication and commitment; and to our shareholders for their continuous support and confidence in our Group.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 19 March 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. The forward-looking statements may prove to be incorrect and may not be realized in future. Underlying the forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tencent Holdings Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
RE-ELECTION OF DIRECTORS
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Tencent Holdings Limited (the "Company") to be held at 3:00 p.m. on Wednesday, 14 May 2008 at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong ("AGM") is set out on pages 9 to 11 of this circular. Whether or not you are able to attend the AGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned meeting should you so wish.

9 April 2008

CONTENTS

Tencent 腾讯
TENCENT HOLDINGS LIMITED
騰訊控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 700)

Executive Directors:
Mr. Ma Huateng *(Chairman)*
Mr. Lau Chi Ping Martin
Mr. Zhang Zhidong

Non-executive Directors:
Mr. Antonie Andries Roux
Mr. Charles St Leger Searle

Independent Non-executive Directors:
Mr. Li Dong Sheng
Mr. Iain Ferguson Bruce
Mr. Ian Charles Stone

Registered office:
Cricket Square
Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

Principal place of business in Hong Kong:
Room 3002, 30th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

9 April 2008

To the Shareholders

Dear Sir or Madam

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting ("AGM") of Tencent Holdings Limited (the "Company") regarding (i) the granting to the directors of the Company ("Directors") of general and unconditional mandates for the issue and repurchase of the securities of the Company; and (ii) the re-election of retiring Directors.

1. GENERAL MANDATE TO ISSUE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to allot, issue and deal with shares of HK$0.0001 each in the capital of the Company ("Shares") (the "Share Issue Mandate"). The Shares which may be allotted and issued pursuant to the Share Issue Mandate are up to 20% of the issued share capital of the Company on the date of passing the resolution approving the Share Issue Mandate. In addition, an ordinary resolution will also be proposed for the shareholders to consider and, if thought fit, approve the extension of the Share Issue Mandate by adding to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the Share Issue Mandate the number of Shares purchased under the Share Repurchase Mandate (referred to and as defined in section 2 below), if granted.

Details of the Share Issue Mandate and the extension of the Share Issue Mandate are respectively set out in Resolutions 5 and 7 in the notice of the AGM set out on pages 9 to 11 of this circular. The Share Issue Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company ("the Articles") or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

2. GENERAL MANDATE TO REPURCHASE SHARES

At the AGM, an ordinary resolution will be proposed for the shareholders to consider and, if thought fit, grant a general mandate to the Directors to exercise the power of the Company to repurchase Shares (the "Share Repurchase Mandate"). The Shares which may be repurchased pursuant to the Share Repurchase Mandate are up to 10% of the issued share capital of the Company on the date of passing the resolution approving the Share Repurchase Mandate.

As at 7 April 2008, being the latest practicable date for ascertaining certain information in this circular prior to its publication (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,793,147,080 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of passing the resolution approving the Share Repurchase Mandate, the maximum number of Shares which may be repurchased pursuant to the Share Repurchase Mandate on the date of passing the resolution approving the Share Repurchase Mandate will be 179,314,708 Shares, which represent 10% of the then issued share capital of the Company.

An explanatory statement, giving certain information regarding the Share Repurchase Mandate, is set out in Appendix I to this circular. The Share Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or by law to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders of the Company.

3. RE-ELECTION OF DIRECTORS

In accordance with Article 87 of the Articles, Messrs. Antonie Andries Roux and Li Dong Sheng would retire at the AGM and, being eligible, would offer themselves for re-election. Details of the Directors who are proposed to be re-elected at the AGM are set out in Appendix II to this circular.

4. ANNUAL GENERAL MEETING

A notice convening the AGM to be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14 May 2008 at 3:00 p.m. is set out on pages 9 to 11 of this circular.

The procedure by which shareholders of the Company may demand a poll at any general meeting of the Company is set out in section 5 below.

A proxy form for use at the AGM is enclosed, a copy of which can also be obtained via the website of the Stock Exchange. Whether or not you are able to attend the AGM, you are requested to complete the enclosed proxy form in accordance with the instructions printed thereon and return the same to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending in person and voting at the AGM or any adjourned meeting if you so wish.

5. RIGHT TO DEMAND A POLL

Pursuant to Article 66 of the Articles, at any general meeting, a resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than 10% of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares conferring that right.

6. RECOMMENDATION

The Directors believe that the grant of the Share Issue Mandate and the Share Repurchase Mandate and the re-election of Directors to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, the Board of Directors recommends you to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully
Ma Huateng
Chairman

This Explanatory Statement includes information required under Rule 10.06(1)(b) of the Listing Rules to be given to the shareholders of the Company in connection with the proposed share repurchase mandate to be granted to the Directors.

(a) Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their fully-paid up shares on the Stock Exchange subject to certain restrictions.

(b) Shareholders' approval

The Listing Rules provide that all on-market share repurchases by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by specific approval of a particular transaction or by a general mandate to the directors of the company to make such repurchases.

(c) Exercise of the Share Repurchase Mandate

As at the Latest Practicable Date, there were 1,793,147,080 ordinary Shares in issue. Subject to the passing of the ordinary resolution approving the Share Repurchase Mandate and on the basis that no further Shares are issued and no Shares are repurchased prior to the AGM, the Directors would be authorised under the Share Repurchase Mandate to repurchase a maximum of 179,314,708 Shares, which represent 10% of the then issued share capital of the Company.

(d) Reasons for the Repurchase of Shares

The Directors believe that the Share Repurchase Mandate is in the best interest of the Company and its shareholders. Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are seeking the grant of a general mandate to repurchase Shares to give the Company flexibility to do so if and when appropriate. The timing and the number(s), the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(e) Source of Funds

Repurchases must be made out of funds which are legally available for such purpose in accordance with all applicable laws of the Cayman Islands and the Company's memorandum of association and the Articles. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the financial year ended 31 December 2007) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or its gearing level.

(f) **Share Prices**

The highest and lowest prices at which the Shares had been traded on the Stock Exchange in each of the past twelve months to the Latest Practicable Date were as follows:

	Share Prices (per Share)	
	Highest	**Lowest**
	HK$	*HK$*
2007		
April	28.10	23.50
May	34.15	26.65
June	33.85	29.90
July	38.70	32.00
August	40.50	28.50
September	50.50	38.50
October	72.80	43.85
November	67.20	46.15
December	60.40	51.50
2008		
January	62.20	39.70
February	53.05	45.90
March	50.00	34.00
April.(up to the Latest Practicable Date)	49.90	44.50

(g) **Undertaking**

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. The Directors have also undertaken not to repurchase any Shares if there is less than a minimum of 25% of the total issued share capital of the Company in public hands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, currently intends to sell the Shares to the Company or its subsidiaries in the event that the Share Repurchase Mandate is approved by the shareholders.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell the Shares to the Company, or has undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

(h) Hong Kong Code on Takeovers and Mergers

Pursuant to Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Code"), if as a result of a share repurchase, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Code and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for Shares under Rule 26 of the Code.

As at the Latest Practicable Date, MIH China (BVI) Limited (formerly known as MIH QQ (BVI) Limited) ("MIH") was interested in 630,240,380 Shares, representing approximately 35.15% of the issued share capital of the Company. In the event that the Directors exercised the Share Repurchase Mandate in full, the shareholding of MIH in the Company would be increased to approximately 39.05% of the issued share capital of the Company. The increase of MIH's proportionate interest in the Company will be treated as an acquisition for the purpose of the Code. Accordingly, MIH or a group of shareholders acting in concert with it could obtain or consolidate control of the Company and, when exceeding the 2% creeper, become obliged to make a mandatory offer in accordance with Rule 26 of the Code as a result of any such increase. Save as disclosed herein, the Directors are not aware of any consequences which may arise under the Code if the Share Repurchase Mandate is exercised. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would trigger the application of the Code in the manner described above.

(i) Shares purchased by the Company

In the six months immediately preceding the Latest Practicable Date, the Company has purchased a total of 2,772,600 Shares on the Stock Exchange, details of which are as follows:

Date of repurchases	Number of Securities purchased	Price Per Shares	
		Highest Price Paid *HK$*	Lowest Price Paid *HK$*
1. 20 March 2008	1,500,000	39.90	35.95
2. 1 April 2008	1,272,600	45.50	44.60

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months preceding the Latest Practicable Date.

The particulars of the Directors proposed to be re-elected at the AGM are as follows:

1. **Antonie Andries Roux**

Antonie Andries Roux, age 50, has been a non-executive Director since 10 December 2002. Mr. Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr. Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr. Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr. Roux has more than 28 years of experience in the telecommunications industry.

Mr. Roux is related to MIH, the controlling shareholder of the Company; otherwise, as at the Latest Practicable Date, Mr. Roux does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and does not hold any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Roux. Mr. Roux's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Roux as a non-executive director is not entitled to any director's fee.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

2. **Li Dong Sheng**

Li Dong Sheng, age 51, has been an independent non-executive Director since April 2004. Mr. Li is the Chairman and CEO of TCL Corporation, the Chairman of the Hong Kong listed TCL Multimedia Technology Holdings Limited and the Chairman of the Hong Kong listed TCL Communication Technology Holdings Limited, all of which produce consumer electronic products. Mr. Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than 13 years of experience in the information technology field.

As at the Latest Practicable Date, Mr. Li does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company and Mr. Li has personal interests of 100,000 share options of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract between the Company and Mr. Li. Mr. Li's term is for one year but is subject to retirement and re-election at annual general meetings of the Company in accordance with the Articles. Mr. Li is entitled to a director's fee of HK$300,000 per annum for the year 2007, which is determined with reference to his duties and responsibilities with the Company.

Save as disclosed herein, there is no information that should be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) and there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 700)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Tencent Holdings Limited (the "Company") will be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14 May 2008 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007.

2. To declare a final dividend.

3. To re-elect Directors and authorize the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

As special business, to consider and if thought fit, to pass with or without modification the following resolutions as Ordinary Resolutions:

5. **"That:**

   (a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

   (b) the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the

Company or (iii) any scrip dividend or similar arrangement pursuant to the articles of association of the Company from time to time, shall not exceed twenty per cent (20%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. **"That:**

(a) a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$0.0001 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent (10%) of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution; and

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. "That, conditional upon the passing of Resolutions 5 and 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution 5."

By Order of the Board
Ma Huateng
Chairman

9 April 2008

Notes:

1. The register of members will be closed from Thursday, 8 May 2008 to Wednesday, 14 May 2008, both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming Annual General Meeting and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on Wednesday, 7 May 2008.

2. Any member entitled to attend and vote at the Annual General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint one or, if he holds two or more shares, more person(s) as his proxy or proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

Form of Proxy for use at the Annual General Meeting ("AGM") to be held on Wednesday, 14 May 2008

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ shares of HK$0.0001 each in the capital of Tencent Holdings Limited (the "Company") hereby appoint the Chairman of the AGM or, failing him (Note 3) ______________________________

of ______________________________ as my/our proxy to attend and vote for me/us on my/our behalf at the AGM to be held at Salon 4, JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14 May 2008 at 3:00 p.m. and or at any adjournment thereof in respect of the resolutions set out in the notice of AGM as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007.		
2	To declare a final dividend.		
3(i)	(a) To re-elect Mr. Antonie Andries Roux as director.		
	(b) To re-elect Mr. Li Dong Sheng as director.		
3(ii)	To authorize the Board of Directors to fix the Directors' remuneration.		
4	To re-appoint Auditors and to authorize the Board of Directors to fix their remuneration.		
5	To grant a general mandate to the Directors to issue new shares (Ordinary Resolution 5 as set out in the notice of the AGM).		
6	To grant a general mandate to the Directors to repurchase shares (Ordinary Resolution 6 as set out in the notice of the AGM).		
7	To extend the general mandate to issue new shares by adding the number of shares repurchased (Ordinary Resolution 7 as set out in the notice of the AGM).		

Dated this __________ day of ____________ 2008 Signature of Shareholder(s) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is preferred, strike out the words "the Chairman of the AGM or" and insert the name and address of the proxy desired in the space provided. If no name is inserted, the Chairman of the AGM will act as your proxy. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE PLACE A "√" IN THE RELEVANT BOX MARKED "FOR"; IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE PLACE A "X" IN THE RELEVANT BOX MARKED "AGAINST".** Failure to tick either box of a resolution will entitle your proxy to cast your vote at his discretion in respect of that resolution. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the AGM other than those referred to in the Notice of the AGM.
5. This Form of Proxy must be signed by you or your attorney duly authorized in writing, or in the case of a corporation, must be either executed under its common seal or under the hand of an officer, attorney or other person duly authorized.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of Members.
7. To be valid, this Form of Proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof must be deposited with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 48 hours before the time appointed for the AGM (or any adjournment thereof).
8. Any member entitled to attend and vote at the AGM is entitled to appoint one or, if he holds two or more shares, more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.
9. Completion and delivery of this Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.


END